Form 20-F
period 2025-03-31
Lianhe Sowell International Group Ltd
filed 2025-08-15
CIK 2004024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to ____________

Commission file number: 001-42579

Lianhe Sowell International Group Ltd

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

15th Floor, Sannuo Smart Building,

No. 3388 Binhai Ave, Binhai Community,

Nanshan District, Shenzhen, China
Tel: +86-400-616-9629

(Address of principal executive offices)

Yue Zhu, Chief Executive Officer

15th Floor, Sannuo Smart Building,

No. 3388 Binhai Ave, Binhai Community,

Nanshan District, Shenzhen, China
Tel: +86-400-616-9629

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary shares, par value $0.0001	LHSW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of March 31, 2025, the issuer had 52,000,000 Ordinary Shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

Unless otherwise indicated, numerical figures included in this Annual Report on Form 20-F (the “Annual Report”) have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this Annual Report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. Numerical figures included in this Annual Report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this Annual Report are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this Annual Report are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the PRC information technology industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong;

●	“Shenzhen Aiyin” refers to Shenzhen Aiyin Digital Technology Co., Ltd, a limited liability company organized under the laws of China, which is 51% owned by Shenzhen Sowell.

●	“Shenzhen Sowell” refers to Shenzhen Sowell Technology Development Co., Ltd., a limited liability company organized under the laws of China, which is wholly-owned by Sowell Hangzhou.

●	“Shenzhen Sowell Digital” refers to Shenzhen Sowell Digital Energy Technology Co., Ltd., a limited liability company organized under the laws of China, which is 80% owned by Shenzhen Sowell.

●	“Sowell BVI” refers to Lianhe Sowell International Holding Group Limited, a company organized under the laws of British Virgin Islands, which is wholly-owned by Sowell.

●	“Sowell HK” refers to Lianhe Sowell International Group Limited, a company organized under the laws of Hong Kong, which is wholly-owned by Sowell BVI.

●	“Sowell International” refers to Lianhe Sowell International Holdings (Shenzhen) Co., Ltd., a limited liability company organized under the laws of China, which is wholly-owned by Sowell HK.

ii

●	“Sowell Precision Hangzhou” refers to Lianhe Sowell Precision Machine (Hangzhou) Co., Ltd., a limited liability company organized under the laws of China, which is wholly-owned by Sowell Hangzhou.

●	“Sowell Precision Shenzhen” refers to Lianhe Sowell Precision Machine (Shenzhen) Co., Ltd., a limited liability company organized under the laws of China, which is 83% owned by Sowell International.

●	“Sowell Hangzhou” refers to Lianhe Sowell International Holdings (Hangzhou) Co., Ltd., a limited liability company organized under the laws of China, which is wholly-owned by Sowell HK.

●	“Suzhou Sowell” refers to Suzhou Sowell Vision Technology Co., Ltd., a limited liability company organized under the laws of China, which is wholly-owned by Shenzhen Sowell.

●	Depending on the context, “we,” “us,” “our company,” “our,” the “Company” and “Sowell” refer to Lianhe Sowell International Group Ltd, a Cayman Islands company, and its subsidiaries, Sowell BVI, Sowell HK, Sowell Hangzhou, Sowell International, and other PRC operating entities, unless the context otherwise indicates.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and the functional currencies for the subsidiaries are Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 7.2567 to USD1.00, the noon mid rates on March 31, 2025, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

SUMMARY OF RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry, beginning on page 1 of this Annual Report, include, but are not limited to, the following:

●	Our historical growth may not be indicative of our future performance, which is dependent upon factors beyond our control such as market conditions of the machine vision industry in China. See a more detailed discussion of this risk factor on page 3 of this Annual Report.

●	Our business may be exposed to risks associated with an increasingly concentrated customer base. See a more detailed discussion of this risk factor on page 4 of this Annual Report.

●	If we are unable to retain existing customers or attract new ones, or to attract sufficient spending from our customers, our business, results of operations and financial condition could be materially and adversely affected. See a more detailed discussion of this risk factor on page 4 of this Annual Report.

●	If we lose the services of any of our key executive officers and other key employees, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed. See a more detailed discussion of this risk factor on page 5 of this Annual Report.

●	The industry in which we operate is highly fragmented and intensively competitive, and if we fail to compete effectively with current or future competitors, our business, results of operations and financial conditions could be materially and adversely affected. See a more detailed discussion of this risk factor on page 7 of this Annual Report.

●	Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business, reputation and competitive edge. Intellectual property is crucial to our competitiveness and success. See a more detailed discussion of this risk factor on page 9 of this Annual Report.

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected. See a more detailed discussion of this risk factor on page 37 of this Annual Report.

Risks Related to Our Corporate Structure

Risks related to our corporate structure, beginning on page 14 of this Annual Report, include, but are not limited to, the following:

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. See a more detailed discussion of this risk factor on page 14 of this Annual Report.

Risks Related to Doing Business in China

We are based in China and have substantially all of our operations in China. We face uncertainties related to doing business in China in general, beginning on page 15 of this Annual Report. including, but not limited to, the following:

●	Because substantially all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. PRC laws and regulations governing our current business operations may be revised from time to time with respect to the PRC legal system, such revision or changes in laws and regulations in China could have a material adverse effect on us. See a more detailed discussion of this risk factor on page 15 of this Annual Report.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See a more detailed discussion of this risk factor on page 20 of this Annual Report.

●	The transfer of funds, dividends and other distributions between Sowell and our subsidiaries is subject to restriction. See a more detailed discussion of this risk factor on page 21 of this Annual Report.

●	To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong. See a more detailed discussion of this risk factor on page 22 of this Annual Report.

●	We must remit the offering proceeds to our PRC operating subsidiaries before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner. See a more detailed discussion of this risk factor on page 23 of this Annual Report.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management. See a more detailed discussion of this risk factor on page 25 of this Annual Report.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. See a more detailed discussion of this risk factor on page 26 of this Annual Report.

Risks Related to Our Ordinary Shares and Our Offerings

Risks and uncertainties related to our Ordinary Shares and future offering, beginning on page 30 of this Annual Report, include, but are not limited to, the following:

●	A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Ordinary Shares to decline. See a more detailed discussion of this risk factor on page 30 of this Annual Report.

●	If our financial condition deteriorates, we may not meet the continued listing standards of the Nasdaq Capital Market. See a more detailed discussion of this risk factor on page 30 of this Annual Report.

●	The market price for the Ordinary Shares may be volatile. See a more detailed discussion of this risk factor on page 33 of this Annual Report.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. See a more detailed discussion of this risk factor on page 33 of this Annual Report.

Our historical growth may not be indicative of our future performance, which is dependent upon factors beyond our control such as market conditions of the machine vision industry in China.

Our historical growth rate and results may not be indicative of our future growth or performance, and we cannot assure you that we will grow at the same rate as we did in the past or avoid any decline. There is an inherent risk in using our historical financial information to project or estimate our financial performance in the future, as it only reflects our past performance under particular conditions. We may not be able to sustain our historical growth rate, revenue, gross margin and return on net assets for various reasons, some of which are beyond our control, including deterioration in the market conditions of the machine vision industry in China, macro-economic measures taken by the PRC government to manage economic growth and intensified competition in the industry. If we fail to successfully address any of the foregoing risks and uncertainties, our business, results of operations and financial condition may be materially and adversely affected. In addition, our future performance will depend in part on our ability to effectively manage our growth and deal with any and all issues that may potentially hinder our growth. As our operations grow in scale, scope and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable management resources. If we fail to maintain the necessary level of discipline or fail to allocate limited resources effectively in our organization as it grows, our business, results of operations and financial condition could be materially and adversely affected. To effectively manage our growth, we will also need to implement a variety of new and upgraded operational, technological and financial systems, procedures and controls, including the improvement of our accounting, actuarial, claims and other internal management systems and the enhancement of our compliance and risk control capabilities. The expansion of our business may increase our exposure to liquidity risk, credit risk and operational risk. We expect that we will need to continue to devote substantial financial, operational and technical resources to managing our growth and implementing our business strategies. In order to attain and maintain profitability, we will need to recruit, develop and retain skilled and experienced personnel, which will increase our cost. Our results of operations and financial condition may not always meet the expectations of public market analysts or investors, and may vary from period to period due to a variety of factors beyond our control, which could cause the price of our Ordinary Shares to decline.

If we are unable to retain existing customers or attract new ones, or to attract sufficient spending from our customers, our business, results of operations and financial condition could be materially and adversely affected.

In order to increase our revenue and maintain our growth, we must retain existing customers and attract new ones, and encourage their usage of our services. We actively maintain long-term strategic cooperation relationships with some of our repeating customers. Our success depends in large part on our ability to continue to offer high-quality products and services in a cost-effective manner. Customers may cease their usage of our products and services or may only be willing to purchase our products and services at reduced prices if we do not deliver products and services in an effective manner, or if they do not believe that their spending with us will generate a competitive return or effect as compared to alternative providers, which will adversely affect our business. Our ability to retain existing customers and attract new ones also depends on the following factors, some of which are out of our control:

●	our brand recognition and market presence;

●	the competitiveness of our pricing and payment terms for our customers, which may, in turn, be constrained by our capital and financial resources;

●	the market acceptance of new products and services and functionalities we may introduce;

●	Our ability to continue investing in R&D to accommodate our customers’ need;

●	mergers, acquisitions or other consolidation among market players; and

●	the effects of domestic and global economic conditions on the development of the machine vision industry generally.

If we are unable to retain our existing customers and attracting new customers due to any of the foregoing factors, our business will be adversely affected. Further, if our existing customers decrease or cease their usage of our services, we may be unable to acquire new customers that spend similarly or even more for our services, and our ability to maintain and/or grow our revenue may be materially and adversely affected.

Our business may be exposed to risks associated with an increasingly concentrated customer base.

We currently do not enter into any long-term framework agreement with our customers, except for the long-term framework agreements with Dongguan Kangzhihui Electronics Co., Ltd. and Shenzhen Zhongnan High-tech Co., Ltd. With our technologically advanced products and customer service, we have formed long-term cooperative relationships with some of our repeating customers, providing our machine vision technology empowered solutions and face recognition products to our customers’ factories in both China and overseas. With a number of our repeat customers, we have been cooperating with them to provide product or services for a long time. Despite the fact that we do not enter into long-term framework agreements with most of our repeat customers, we were reached out by our customers repeatedly given our product quality, competitive price offering, and attentive customer service, which is evidenced by sales revenue generated from repeat customers over the years. We believe our long-term cooperative relationship with our customers enabled us to form substantial understanding of our customers’ business and operational needs, so that we could provide more compatible product solutions catered to their specific needs.

For all customers to whom we provide machine vision solutions, we enter into standard sales agreement for each of specific purchase order. Such standard sales agreement typically provide, among others: (i) Sowell should provide products that are in compliance with national standard or identical to samples provided to Buyer; (ii) Buyer shall place purchase orders, and Sowell shall deliver products in accordance with delivery instructions as specific in the purchase orders; (iii) Sowell shall provide invoice to Buyer within 15 days since ordering, and the payment terms would be specified in purchase orders; (iv) Buyer may dispute regarding quality of products delivered, and upon Buyer’s dispute, Seller shall provide after-sale remedy solution within 5 days; and (iv) both Sowell and Buyer shall keep confidential technological detail of the other party obtained during course of performance.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. Changes to or reductions in the buying patterns of these larger customers may expose our business and results of operations to greater volatility. The mix and type of customers, and sales to any single customer, may vary significantly from quarter to quarter and from year to year, and have a significant impact on our financial condition, results of operations and cash flows. If customers do not place orders, or they substantially reduce, delay or cancel orders, we may not be able to replace the business, which may have a significant adverse impact on our results of operations and financial condition. Major customers may seek pricing, payment, intellectual property-related, or other commercial terms that are less favorable to us, which may have a negative impact on our business. The concentration of our customer base also increases our risks related to the financial condition of our customers, and the deterioration in financial condition of customers or the failure of customers to perform their obligations could have a material adverse effect on our results of operations and cash flows.

We rely on a limited number of suppliers for our products. A loss of any of these suppliers could negatively affect our business.

We rely on a limited number of suppliers for our products, which exposes us to supply chain and other risks. Although we believe we have alternatives for the suppliers for the key components of our products, our reliance on a limited number of suppliers for the components and parts for our products increase our supply chain risk. In addition, we do not have long-term binding commitments with any of our suppliers and instead operate on a purchase order basis. Therefore, we have no guarantee that they will continue to supply products or components for us on an ongoing basis. In the event of interruption from any of our suppliers, we may not be able to replace or increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays.

Our suppliers have no obligation to continue to accept purchase orders from us, and we may be unable to get them to accept additional orders or engage an alternate supplier on terms that are acceptable to us, which may undermine our ability to deliver our products to customers in a timely manner. For example, it may take a significant amount of time to identify a supplier that has the capability and resources to provide high-definition camera for our machine vision products in sufficient volume. Identifying suitable suppliers is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any of our significant suppliers could have an adverse effect on our business, financial condition, and results of operations.

If we lose the services of any of our key executive officers and other key employees, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed.

Our future success depends on the continued service of our key executive officers and other key employees. We benefit from the leadership of a strong management team with proven vision, rich professional work experience, and extensive knowledge of China’s machine vision industry. We also rely on a number of key personnel for the development and operation of our business. In addition, we will need to continue attracting and retaining skilled and experienced staff for our businesses to maintain our competitiveness. If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and may incur additional expenses to recruit and train new personnel, our business could be materially and adversely affected. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets and customers.

Our business could suffer if we are unable to retain or hire quality employees.

We maintain a professional R&D and management team. We intend to continue to invest resources in our R&D team to maintain and improve our product quality. Nevertheless, the demand and competition for talents is intense in our industry, particularly for skilled research personnel. Therefore, we may need to offer high compensation and additional benefits to maintain a skilled R&D team, which could increase our expenses. If we fail to compete effectively for talents, or to retain existing research personnel, or fail to otherwise maintain an experienced team at reasonable costs, our R&D capabilities would be negatively affected. If we are unable to offer high-quality products and services in a cost-effective manner, our customers’ experience may be adversely affected, and our business, results of operations and financial condition may be materially and adversely affected as a result.

All of our employees, including each of our executive officers and key employees, have entered into confidentiality agreements with us, which contains customary non-compete provisions. Although non-compete provisions are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such provisions is not as well-developed as in countries such as the United States. Thus, if we need to enforce our rights under the non-compete provisions, we cannot assure you that a PRC court would enforce such provisions. If we lose the services of any of our key executive officers, senior management, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, trademark, and copyright and non-disclosure agreements and other methods to protect our intellectual property rights. These intellectual property rights have allowed our products to earn market share in the industry.

The process of seeking patent protection can be lengthy and expensive, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position. There can be no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial conditions and results of operations.

We utilize open-source software in certain aspects of our technologies.

Certain aspects of our technologies, software and systems utilize open-source software. Our use of open-source software allows our in-house software development team to collaborate with a global community of independent software developers and provides us with access to binary and source code. In addition, our use of open-source software allows us to install the software on a large number of computers if necessary and to modify the software as we may so desire. The licenses governing the open-source software may require any source code that is developed using such open-source software be made publicly available, and that any modifications or derivative works developed through such open-source software to continue to be licensed under the relevant open-source licenses. If we fail to comply with the terms and conditions of any applicable open-source license, we may be subject to claims from third parties for infringement of their intellectual property rights and may be required to obtain licenses from such third parties for the continued application and use of such software, on terms which may not be favorable to us. If such licenses cannot be obtained, we may also be required to re-engineer our technology and systems to remove or replace the open-source software, or to discontinue the relevant technology altogether. We may also be required to pay monetary damages or be required to release or license the source code for our proprietary technology which was developed in-house using such open-source code.

A developer of open-sources software may have a copyright in its work. The copyright holder may subject the open-source software program to the General Public License (GPL) by providing notice that it may be distributed under the terms of the GPL. In doing so, the copyright holder licenses use the right to copy, distribute or modify the software. We are obligated to provide notice of the copyright if we distribute the open-source software or modifications thereof.

In addition, our use of open-source software can pose liability issues, as open-source licensors do not typically provide warranties or indemnities in respect of their open-source software. Further, as the source code for open-source software is made publicly available, there may be additional security risks imposed on us, as hackers or other third parties may be able to easily breach our software and systems which rely on open-source software.

Furthermore, if we incorporate open-source software into any of our proprietary software programs, even if a relatively small part of the whole program, it has the potential to contaminate the whole program so that none of it can be proprietary. In addition, there are no warranties from the developers of open-source software that the open-source software will perform as intended.

Breaches of and other types of security incidents could negatively impact our business, our brand and reputation, our ability to retain existing customers and attract new customers, may cause us to incur significant liabilities and adversely affect our business, results of operations, financial condition, and future prospects.

Our operation may necessitate periodic collection, usage, storage, transmission, or processing of data or information. While we take steps to mitigate our cyberattack risks and protect the confidential information that we may have access to, including but not limited to installation and periodical updates of antivirus software and backup of information on our computer systems, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any cybersecurity incident, accidental or willful security breaches or other unauthorized access to our systems could cause confidential information to be stolen and used for criminal purposes. Cybersecurity incidents, security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with our business partners could be severely damaged, we could incur significant liability, and our business and operations could be adversely affected. Additionally, if we fail to protect confidential information, we may be susceptible to potential claims such as breach of contract, negligence or other claims. Such claims will require significant time and resources to defend and there can be no assurances that favorable final outcomes will be obtained. In addition, the costs to respond to a cybersecurity event or to mitigate any identified security vulnerabilities could be significant, including costs for remediating the effects of such an event, paying a ransom, restoring data from backups, and conducting data analysis to determine what data may have been affected by the breach. In addition, our efforts to contain or remediate a security breach or any system vulnerability may be unsuccessful, and our efforts and any related failures to contain or remediate any breach or vulnerabilities could result in interruptions, delays, loss in customer trust, harm to our reputation, and increases in our insurance premiums that we may acquire.

The industry in which we operate is highly fragmented and intensively competitive, and if we fail to compete effectively with current or future competitors, our business, results of operations and financial conditions could be materially and adversely affected.

The machine vision industry in China is highly fragmented and intensely competitive. Market players in the machine vision industry include various multinational corporations and domestic brands that are rapidly growing. Our ability to grow and stand out among our peers and competitors in this highly fragmented industry depends on many factors, including our ability to expand our geographical coverage in China, our ability to deliver products meeting our customers’ high technical demands, our brand influence, and our brand reputation. We cannot assure you that we will achieve any of the foregoing goals, and the failure to achieve such goals could materially and adversely affect our business, results of operations and financial condition. Moreover, the highly fragmented market has presented significant likelihood for market consolidation. If one or more of our competitors, especially other top players in the market, were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively or may even cause us to lose our current position in the market, which may in turn materially and adversely affect our reputation, business, results of operations and financial condition.

Fluctuation in the value of the Renminbi may have a material adverse effect on the value of your investment.

Our financial statements are expressed in USD. However, substantial of our revenues and expenses are denominated in Renminbi (RMB). Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our Ordinary Shares will be affected by the foreign exchange rate between USD and RMB because the primary value of our business is effectively denominated in RMB, while the Ordinary Shares will be traded in USD.

The value of the RMB against the USD and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rate and achieve certain exchange rate targets, and through such intervention kept the USD-RMB exchange rate relatively stable.

As we may rely on dividends paid to us by our PRC subsidiaries, any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our Ordinary Shares in foreign currency terms. For example, to the extent that we need to convert USD we receive from our initial public offering into for our operations, appreciation of the RMB against the USD would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into USD for the purpose of making payments for dividends on our Ordinary Share or for other business purposes, appreciation of the USD against the RMB would have a negative effect on the USD amount available to us. Furthermore, appreciation or depreciation in the value of the RMB relative to the USD would affect our financial results reported in USD terms without giving effect to any underlying change in our business or results of operations. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert into foreign currencies.

The success of our business depends on our ability to maintain and enhance our brand.

We believe that maintaining and enhancing our brand is significant to the success of our business. Our operational and financial performance is highly dependent on the strength of our well-recognized brand, which is critical for forging long-term relationships in our industry. However, we cannot assure you that we will be able to maintain and enhance our brand in China’s machine vision industry. In addition, negative publicity about us, our products and services, operations and our management could threaten the perception of our brand. We may receive negative publicity, including negative Internet and blog postings about our Company, our business, our management, our services or our affiliates. Such negative publicity may come from malicious harassment or unfair competition acts by third parties. We may even be subject to government or regulatory investigation as a result of such negative publicity and may be required to spend significant time and incur substantial costs to defend ourselves, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Harm to our reputation and customer confidence can also arise for many other reasons, including misconduct of our employees or any third parties we conduct business with. As a result, our brand may suffer in the marketplace, our operational and financial performance may be negatively affected and the price of our Ordinary Shares may decline.

We may not be able to successfully compete with our competitors, which could materially and adversely affect our business, results of operations and financial condition.

The machine industry in China is becoming increasingly competitive, and we expect it to remain so. New competitors can easily enter into the machine vision industry since there are no significant barriers to entry. We also face many competitors in our industry where a number of competitors have been in business longer than us. Competing companies may have significantly greater financial and other resources than we have and may offer products and services that are more attractive to prospective customers; and increased competition would have a negative impact on both our revenues and our profit margins. We compete with both various multinational corporations and domestic brands that are rapidly growing. We compete based on a number of factors, including without limitation product quality and stability, R&D capabilities, brand reputation, management systems, and production processes. If we fail to compete effectively against our competitors, our business, results of operations and financial condition would be materially and adversely affected. Our competitors may operate with different business models, have different cost structures, participate selectively in different market segments or offer a wider range of products and services. They may ultimately prove to be more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products and services. Our competitors may also have longer operating histories, more extensive customer base, greater brand recognition and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Our competitors may also from time to time solicit our employees in order to compete in each of our business lines; and certain of our services are newly developed and may fail to compete effectively and achieve market adoption. If we are unable to compete effectively with our competitors, we could experience a decline of our market share, which in turn would materially and adversely affect our business, results of operations and financial condition.

The implementation of our expansion plan may not be successful and may lead to increases in our costs and expenses, which may adversely affect our profitability, business, results of operations and financial condition.

As part of our growth strategies, we intend to, among others, strengthen our market position in China’s machine vision industry. In particular, we plan to promote our Nine-Axis Linkage Spray Painting Robot to quickly capture market share through increased investments and intensified marketing initiatives.

There is no assurance that we can successfully implement such strategies to capture the market demand or that such strategies can be implemented according to our proposed schedules and estimated costs, due to various factors, such as the sufficiency of financial resources, and our ability to employ sufficient and competent personnel. In addition, benefits to be generated from such expansion plan, such as increase in revenue, may not be as expected due to factors beyond our control, such as changes in general market conditions and customer demands, the economic and political environment in the areas where we intend to expand into. Furthermore, in carrying out our expansion plan, we expect to incur additional costs and expenses, such as installation costs, employee benefit expenses, selling and marketing expenses, rental expenses and depreciation and amortization. Our plan to strengthen our sales and marketing efforts through building a sales network and participating industry conferences is also expected to result in an increase in our selling and marketing expenses. Such factors may cause a delay in realizing the benefits of our expansion plan and an increase in our overall costs and expenses, or even prevent us from generating sufficient earnings to cover the costs and hence, our results of operations, in particular our profitability, may be adversely affected.

The continued expansion of our business may also place significant strain on our managerial, operational, technological, financial and other resources. To manage and support our growth, we may need to improve our existing operational and administrative systems, improve our financial and management controls, and enhance our ability to recruit, train and retain additional qualified personnel. All of these endeavors will require substantial attention and time from management and may incur significant additional expenditures. We cannot assure you that we will be able to manage our future growth effectively and efficiently, and our ability to capitalize on new business opportunities may be materially and adversely affected if we fail to do so, which could in turn materially and adversely affect our business, results of operations, financial condition and prospects.

In view of the above-mentioned uncertainties, there is no assurance that our expansion plan will materialize, or be completed by the predetermined timeframe, or that our objectives will be fully or partially achieved. In the event that we fail to implement our expansion plan as planned, or our expansion plan fails to achieve expected benefits, our profitability, results of operations and financial condition may be materially and adversely affected.

Improvements to our existing products and services and introduction of new products and services may not be successful or may fall short of expected results.

Our success depends in large part on our ability to improve our existing products and services, introduce new products and services and enhance our market competitiveness. The success of any improvement or new products and service depends on a number of factors, including actual performance, pricing level, market competition, industry trend and customer demand, many of which are beyond our control. However, our future plans may require us to devote significant financial and managerial resources, and we cannot assure you that we will achieve our goals to successfully improve our existing products and services and achieve market acceptance of our new products and services, which could compromise our ability to serve our users and customers effectively. If our products and services become less attractive to existing and potential users and customers, our business, results of operations and financial condition may be materially and adversely affected.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business, reputation and competitive edge. Intellectual property is crucial to our competitiveness and success.

Unauthorized use of our intellectual property may adversely affect our business and reputation. We rely on a combination of contractual restrictions, confidentiality procedures, and intellectual property registrations to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain or use our intellectual property, including seeking court declaration that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken may not fully prevent misappropriation of our intellectual property. We may not be able to detect all such unauthorized use in a timely manner and, even if we could, technological measures may be insufficient to stop their operations, and could require us to expend significant financial or other resources. Furthermore, the practice of intellectual property rights enforcement action by Chinese regulatory authorities is at its early stage of development and is subject to significant uncertainty. We may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, and thus may adversely affect our business. In addition, there is no assurance that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our brand name and reputation, and our business, results of operations and financial condition.

Third parties may claim that we infringed their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our services.

We have implemented operational protocols to use our best efforts to ensure compliance with intellectual property laws. However, there can be no assurance that third-party right holders will not assert intellectual property infringement or other related claims against us in the future. Defending against these claims is costly and can impose a significant burden on our management and resources. Such claims may harm our reputation. Any liability or expenses resulting from such claims, or necessary changes to our services to reduce the risk of future liability, may have a material adverse effect on our business, results of operations and financial condition.

Non-compliance with law on the part of any third parties with which we conduct business could disrupt our business and adversely affect our results of operations and financial condition.

Third parties with which we conduct business may be subject to regulatory penalties or punishments because of their regulatory compliance failures or may be infringing upon other parties’ legal rights, which may, directly or indirectly, disrupt our business. Although we conduct review of legal formalities and certifications before entering into contractual relationships with third parties, and use our best efforts to take measures to reduce the risks that we may be exposed to in case of any non-compliance by third parties, we cannot be certain whether such third party has violated any regulatory requirements or infringed or will infringe any other parties’ legal rights. As a result, our business, results of operations and financial condition could be materially and adversely affected.

We cannot rule out the possibility of incurring liabilities or suffering losses due to any non-compliance by third parties. We cannot assure you that we will be able to identify irregularities or non-compliance in the business practices of third parties we conduct business with, or that such irregularities or non-compliance will be corrected in a prompt and proper manner. Any legal liabilities and regulatory actions affecting third parties involved in our business may affect our business activities and reputations, and may in turn affect our business, results of operations and financial condition.

We may be involved in legal proceedings or arbitration claims, and the court ruling or arbitration award may not be favorable to us.

We were not and currently are not involved in any litigation or arbitration proceedings pending or, to our knowledge, threatened against us or any of our directors that could have a material and adverse effect on our reputation, business, financial condition or results of operations. Therefore, no provision was made for legal proceedings or arbitration claims. However, we cannot assure you that there will not be such proceedings or claims in the future or any proceedings or claims during the ordinary course of our business (including but not limited to those in relation to contract disputes between us and our customers). We may also bring legal proceedings against others. We may incur enormous legal costs and, if the outcomes of these legal proceedings or arbitration claims are unfavorable to us, we may be confronted with significant legal liabilities, waste enormous legal costs incurred, and/or suffer financial or reputational damages, which may materially and adversely affect our business, financial condition, and results of operations.

Immediate impact on global economy caused by the ongoing Russian invasion of Ukraine and any other conflicts could adversely affect our business and results of operations.

On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets and supply and distribution chains for certain raw materials and goods and services on an unprecedented scale. The impact of the sanctions has also included disruptions to financial markets, an inability to complete financial or banking transactions, restrictions on travel and an inability to service existing or new customers in a timely manner in the affected areas of Europe. The Russian Federation could resort to cyberattacks and other action that impact businesses across the United States, the European Union and other nations across the globe including those without any direct business ties to the Russian Federation. The Russian invasion of Ukraine has continued to escalate without any resolution of the invasion foreseeable in the near future with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain.

The U.S. and the European Union responded to Russia’s invasion of Ukraine by imposing various economic sanctions on the Russian Federation to which the Russian Federation has responded in kind. The United Kingdom, Japan, South Korea, Australia and other countries across the globe have imposed their own sanctions on the Russian Federation. The United States, the European Union and such other countries acting together or separately could impose wider sanctions or take further actions against the Russian Federation if the conflict continues to escalate. Multinational corporations and other corporations and businesses with business and financial ties to the Russian Federation have either reduced or eliminated their ties to the Russian Federation in a manner that often exceeds what is required pursuant to sanctions by these countries. While we do not have any direct business or financial ties to the Russian Federation or Ukraine as part of our own business, the impact of higher energy prices and higher prices for certain goods and services resulting in higher inflation and disruptions to financial markets across the globe may impact our business in the future.

In addition, any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine could limit our ability to obtain external financing to fund our operations and capital expenditures. Adverse economic conditions may also result in a higher rate of losses on accounts receivables that we accrue in the future due to credit defaults. As a result, a downturn in the worldwide economy resulting from the Russian invasion of Ukraine and other conflicts with a global impact that may arise from time to time could have a material adverse effect on our business, results of operations, and/or financial condition.

Our business could be adversely affected by natural disasters, public health crises, political crises, economic downturns or other unexpected events.

A significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations, mobile networks, the internet or the operations of our third-party technology providers. In addition, any further outbreaks of COVID-19 or other unforeseen public health crises, or political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, whether in mainland China or abroad, could adversely affect our operations or the economies of the markets where we operate. The COVID-19 pandemic adversely affected our testing and commercialization efforts between 2020 and 2022, and we cannot assure you that new outbreaks, particularly with new variants, will not occur. Any such occurrences could cause severe disruption to our daily operations, including our research and development center and conducting test-drives of our autonomous driving vehicles, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in mainland China and globally. Any natural disaster, act of terrorism or other disruption to us or our business partners’ abilities could result in decreased demand for our product and service offerings or a delay in the provision of our offerings, which could adversely affect our business, financial condition and results of operations. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. Disruptions or downturns in global or national or local economic conditions may cause demand for autonomous driving services to decline. An economic downturn resulting in a prolonged recessionary period would have a material adverse effect on our business, financial condition, and operating results.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The Chinese economy and global economy from 2020 to 2022 were adversely impacted by the COVID-19 pandemic, and the macroeconomic environments continue to face numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. Several factors have adversely impacted a global economy already weakened by the pandemic, including higher-than-expected inflation worldwide, supply chain disruptions and pressures, rising energy prices and further negative spillovers from the global conflicts. There have also been concerns on the relationship between China and other countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in mainland China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations, tariffs, cybersecurity, market entry and supply chain regulations. Economic conditions in mainland China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in mainland China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay purchasing or using our products and services, while we may have difficulty expanding our offerings and commercialization fast enough, or at all, to offset the impact of decreased demand by our existing customers.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

We may require additional capital beyond those generated by our initial public offering from time to time to grow our business. Accordingly, we may need to sell additional equity or debt securities. Future issuances of equity or equity-linked securities could significantly dilute our existing shareholders, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Ordinary Shares. The incurrence of debt financing would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in the machine vision industry;

●	our future profitability, overall financial condition, results of operations and cash flows;

●	general market conditions for fundraising activities by AI technology companies in China; and

●	economic, political and other conditions in China and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. If we are unable to obtain adequate financing on terms satisfactory to us when we require it, our ability to continue to support our business growth could be significantly impaired, and our business and prospects could be materially and adversely affected.

We will require additional financing to accomplish our business strategy.

As part of our growth strategies, we are currently implementing a plan for the mass production of the Nine-Axis Linkage Spray Painting Robot with an in-house production and assembly line, which is planned in four-stages to be completed by March 2028. By the end of 2025, we aim to complete Stage I and a portion of Stage II, to establish a preliminary in-house production and assembly line for the robot, which will enable the factory to launch production with an initial investment of approximately $10 million, to be covered partially with 45% of our proceeds from our initial public offering. We expect to seek additional funding of the remaining Stage II by exploring potential private financings, bank loans, follow-on offerings, and other financing options available to the Company. As of the date of this Annual Report, we have not secured such bank loans or other financial options. We expect by the end of March 2028, the new in-house production and assembly line will achieve an annual output of 4,000 to 8,000 sets of robots. To reach this annual output, in addition to net proceeds from sale of our Ordinary Shares in our initial public offering, we will need additional funding to complete the installation. We currently have not secured a letter of intent or any agreement for such additional funding, but plan to explore private equity investment, follow-on offering, and bank finance options.

Given the substantial capital needed to implement such expansion plan, it is crucial to the Company’s overall strategy to raise additional funds in order to achieve our plans and accomplish our immediate and longer-term business goals. These additional funds will be raised through potential private financings, bank loans, follow-on offerings, and other financing options available. If we are unable to raise these additional funds on terms acceptable to us, we will be required to limit our expenditures for product development activities and expanding our sales and marketing operations, reduce our work force, or find alternatives to fund our business on terms that are not as favorable to the Company. Specifically, if we are unable to raise these additional funds on terms acceptable to us, we may not be able to assemble and install the production equipment and machineries of an in-house production and assembly line to launch production of the Nine-Axis Linkage Spray Painting Robot. Any such incidents would impair our product development and expansion plans, reduce potential revenues, result in operating losses, and adversely affect the value of the Company’s securities.

We currently do not maintain any insurance policies to cover our business operation, which could expose us to significant costs and business disruption.

We currently do not maintain any insurance policies to cover our business operations. We might, in the future, decide to maintain insurance policies to cover our business operations, including D&O insurance for our management and directors. However, insurance companies in China generally do not offer as extensive an array of insurance products as insurance companies do in countries with more developed economies. Consequently, we may not be able to maintain sufficient business interruption insurance, business liability insurance or key man life insurance, which are not mandatory under PRC laws. Any business disruption, litigation or natural disasters, or any significant damages to our equipment or facilities may cause to incur substantial costs and divert our resources, and we may have no insurance to cover such losses. As a result, our business, results of operations and financial condition could be materially and adversely affected.

Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.

We lease premises for our principal executive offices of approximately 1,500 square meters (approximately 16,146 square feet)] as of the date of this Annual Report. We cannot assure you that we would be able to renew this lease agreement on favorable terms or at all. If a lease agreement is renewed at a rent substantially higher than the current rate, our business and results of operations may be adversely affected. If we are unable to negotiate for a renewal of the lease, we may be forced to relocate our offices and it may be difficult and costly to relocate on a timely basis, which could have an adverse effect on our ability to operate our business and on our results of operations.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to follow the extended transition period, and as a result, we will delay adoption of certain new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

We may undertake mergers, acquisition or investments to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisition or investments.

As part of our growth and service diversification strategy, we may evaluate opportunities to acquire or invest in other business in the industry. Mergers, investment or acquisitions that we may enter in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

●	problems integrating the acquired operations, technologies or products into our existing business;

●	diversion of management’s time and attention from our core business;

●	adverse effect on our existing business relationships with customers;

●	need for financial resources above our planned investment levels;

●	failures in realizing anticipated synergies;

●	difficulties in retaining business relationships with suppliers and customers of the acquired company;

●	risks associated with entering markets in which we lack experience;

●	potential loss of key employees of the acquired company; and

●	potential write-offs of acquired assets.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment will likely require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions; the value of your Ordinary Shares may be diluted. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

Risks Related to Our Corporate Structure

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum of association and articles of association, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States.

Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow one or more of our shareholders who together hold not less than 10% of the rights to vote to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 7 clear days is required for the convening of an annual general meeting and at least 7 clear days is required for the convening of any other general meeting. A quorum required for a general meeting is one or more holders holding shares that represent not less than one-third of the outstanding shares of the Company carrying the right to vote at such general meeting. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

The economic substance legislation of the Cayman Islands may impact the Company or its operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Act, we believe that our Company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company is a “pure equity holding company,” it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

Cayman Islands was added to the EU AML High-Risk Third Countries List.

On March 13, 2022, the European Commission (“EC”) updated its list of ‘high-risk third countries’ (“EU AML List”) identified as having strategic deficiencies in their anti-money laundering/counter-terrorist financing regimes to add nine countries, including the Cayman Islands. The EC has noted it is committed to there being a greater alignment between the EU AML List and the FATF listing process. The addition of the Cayman Islands to the EU AML List is a direct result of the inclusion of the Cayman Islands on the FATF grey list in February 2021. It is unclear how long this designation will remain in place and what ramifications, if any, the designation will have for the Company.

Risks Related to Doing Business in China

Because substantially all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. We operate under the guidance and in compliance with the regulatory oversight or influence of the PRC government.

As a business operating in the PRC, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,

●	Result in negative publicity or increase our operating costs,

●	Require significant management time and attention, and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Ordinary Shares.

Furthermore, if the PRC government determines that our corporate structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Ordinary Shares may decline significantly in value or become worthless if the determinations, changes or interpretations result in impermissibility of our corporate structure and our inability to assert control over the assets of our PRC subsidiaries that accordingly conduct all or substantially all of our operations.

Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to customer rights, taxation, employment, property and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any failure to comply with the relevant requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. Such future administrative measure or actions may have material adverse effects on the offering of our securities to investors, our proposed listing in the U.S. or our business operation, for example in the event that it is required that we should obtain permission from the Chinese government to offer our securities to investors or list on U.S. exchanges, it is unpredictable whether such permission can be obtained by us, as the case may be, or, if permission is obtained, whether it could be later denied or rescinded. If we, including our subsidiaries, do not receive or maintain such permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, list in the U.S. and cause the value of our securities to significantly decline or become worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress of China (the “SCNPC”), promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. In July 2021, the Chinese cybersecurity regulator launched the investigation on three Internet platforms.

On November 14, 2021, the CAC released the Regulations on the Network Data Security Management (Draft for Comments) (the “Data Security Management Regulations Draft”), to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users’ individual information shall be subject to cybersecurity review before listing abroad.

On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On February 17, 2023, the CSRC issued the New Administrative Rules Regarding Overseas Listings, which came into effect on March 31, 2023. According to the new administrative rules, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement thereof. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with overseas offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed.

PRC laws and regulations governing our current business operations, which are evolving similarly to those in other nations, are sometimes vague and uncertain. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard.

We conduct our business primarily through Shenzhen Sowell and its subsidiaries. Shenzhen Sowell and its subsidiaries are subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China. The “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, jointly issued recently by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements, etc. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries and the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effects. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property, and procedural rights could adversely affect our business and impede our ability to continue our operations. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations.

Furthermore, if China adopts more stringent standards with respect to certain areas such as corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. We cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

Recent oversight by the CAC, CSRC and other PRC regulatory authorities over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our future offering.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became on February 15, 2022. The Cybersecurity Review Measures provides that, in addition to critical information infrastructure operators that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further requires that critical information infrastructure operators and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Data Security Management Regulations Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Data Security Management Regulations Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Data Security Management Regulations Draft was December 13, 2021. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Outbound Data Transfers, or the Measures, which will become effective from September 1, 2022. The Measures shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients. The Measures stipulates the circumstances under which security assessment of outbound data transfers should be declared, including: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of one million people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. Based on the relevant regulations relating to outbound data transfer in the Cybersecurity Law, the Data Security Law, and the Personal Information Protection Law, the Measures provide the scope, conditions and procedures of security assessment of outbound data transfer and thereby provide specific guidelines for security assessment of outbound data transfers.

We believe that we are in compliance with the current data security, cybersecurity, and other regulations and policies issued by the CAC, and we have not received any inquiry, notice, warning, or sanctions from the CAC or other PRC governmental authorities for violation of those regulations or policies to date. However, since many of those regulations or policies are relatively new, there remains significant uncertainty as to their interpretation and implementation. If PRC governmental authorities interpret or implement those regulations or policies in a way different from us and conclude that there are violations by us in the future, or new laws, regulations, rules, or detailed implementation and interpretation are adopted that result in noncompliance by us, we may be subject to fines, penalties or other sanctions, which may have a significant adverse impact on our financial position, operations and the value of our Ordinary Shares. As of the date of this Annual Report, we have not received any notice from any authorities identifying any of our PRC subsidiaries as a critical information infrastructure operator or requiring us to go through cybersecurity review or network data security review by the CAC There remains uncertainty, however, as to how the Cybersecurity Review Measures, the Data Security Management Regulations Draft and the Measures will be interpreted or implemented, and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures, the Data Security Management Regulations Draft and the Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review or network data security review in the future.

In addition, the Confidentiality and Archives Administration Provisions, promulgated by the CSRC on February 24, 2023 and came into effect on March 31, 2023, require that, before providing or publicly disclosing documents and materials involving state secrets or government work secrets to securities companies, securities service institutions, or overseas regulators, the domestic enterprises shall seek approval from the relevant government regulators, and make filings with the secret protection administration at the same level.

The Confidentiality and Archives Administration Provisions expand the scope of the regulations from “state secrets” to “state secrets and work secrets of government agencies.” However, the provisions do not define the scope of such secrets, but merely provide that in case where it is unclear or disputed as to whether state secrets are involved, the relevant state secret protection regulator shall make final the determination; in case where it is unclear or disputed as to whether government work secrets are involved, the relevant government regulator shall make final the determination.

The Confidentiality and Archives Administration Provisions mandates that domestic enterprises needs to follow due procedures in compliance with applicable national regulations before furnishing “accounting records or copies of accounting records to relevant securities companies, securities service institutions, and overseas regulators.

Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed.

Since the Confidentiality and Archives Administration Provisions are newly promulgated, and the interpretation and implementation are not very clear, we cannot assure you that whether we will be required to undergo any approval, filing or other procedures in relation to the provision of auditing records and other materials in connection with our offering or our list on the Nasdaq or we will be able to receive clearance of such regulatory requirements in a timely manner, or at all, in the future. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our future capital raising activities, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

Adjustments in China’s economic, political, social landscapes, and government policies may occur with little advance notice, which may significantly impact our business and operations.

Substantially all of our assets and operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The Chinese economy differs from the economies of other countries in many respects, including the level of government involvement, development, growth rate, control of foreign exchange, monetary and tax policies, allocation of resources, and regulation of the growth of the general or specific market and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the PRC, in the policies of the PRC government or in the laws and regulations in the PRC, which may occur quickly with little advance notice, could have a material adverse effect on the overall economic growth of the PRC. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which may adversely affect our business and operating results. In addition, although these government involvements have been instrumental in China’s significant growth, if the PRC government’s current or future policies fail to help the Chinese economy achieve further growth, our growth rate or strategy, our results of operations could also be adversely affected as a result.

Non-compliance with labor-related laws and regulations of the PRC and increases in labor costs in the PRC may have an adverse impact on our financial condition and results of operation.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was last amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses. We expect that our labor costs, including wages and employee benefits, will continue to increase. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and be subject to orders by competent labor authorities for rectification, and failure to comply with the orders may further subject us to administrative fines. We may also be subject to late fees and fines in relation to the under-withheld individual income tax. In any of such events, our business, financial condition and results of operations could be materially and adversely affected.

The transfer of funds, dividends and other distributions between us and our subsidiaries is subject to restriction.

As a holding company, Sowell may rely on transfer of funds, dividends and other distributions on equity paid by our subsidiaries in mainland China and Hong Kong for our cash and financing requirements.

Cash proceeds raised from overseas financing activities, including proceeds from our initial public offering, will be transferred by us to our subsidiaries via capital contributions or shareholder loans, as the case may be. Such cash proceeds will be transferred by the Company to Sowell BVI, Sowell HK, Sowell Hangzhou or Sowell International, and then transferred to the PRC operating entities, via capital contributions or shareholder loans, as the case may be.

We intend to keep any future earnings to re-invest in and finance the expansion of the business of the PRC operating entities, and we do not anticipate that any cash dividends will be paid in the foreseeable future to our U.S. investors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of profits of the company or its share premium amount or a combination of both, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. In order for us to pay dividends to our shareholders, we may rely on the distribution of profits of the PRC operating entities to the Hong Kong subsidiary. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to enterprises outside of mainland China unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises outside of mainland China are tax resident.

Foreign currency exchange regulation in the PRC is primarily governed by Foreign Exchange Administration Regulations, most recently revised by the State Council on August 5, 2008, Notice on Further Simplifying and Improving Policies of Foreign Exchange Administration on Direct Investment issued by SAFE on February 13, 2015 and most recently amended on December 30, 2019, and the Provisions on the Administration of Settlement, Sale and Payment of Foreign Exchange promulgated by the People’s Bank of China on June 20, 1996. Currently, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions. Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions, interest and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of State Administration of Foreign Exchange, or the SAFE, or its local office has been obtained. Capital investments by foreign enterprises are also subject to the regulations of the National Development and Reform Commission of China (the “NDRC”), the MOFCOM and the SAFE.

Therefore, Sowell and its subsidiaries may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any.

To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.

To the extent funds are generated in our PRC operating subsidiaries, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our business are located in mainland China or held by a mainland China entity, the assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer assets by the PRC government. Based on our understanding of the Hong Kong laws and regulations, as of the date of this Annual Report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except transfer of funds involving money laundering and criminal activities. Notwithstanding the foregoing, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent cash is generated in our Hong Kong subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions or limitations on our ability to transfer or distribute cash, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect our business.

We must remit the proceeds of our offshore offerings to our PRC operating subsidiaries before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

The proceeds of our offshore offerings may be sent back to the PRC, and the process for sending such proceeds back to the PRC may be time-consuming . We may be unable to use these proceeds to grow our business until our PRC subsidiaries receives such proceeds in the PRC. Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC subsidiaries is required to be registered with China’s SAFE in its local branches and satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between its respective total project investment amount and registered capital or three times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net assets of our PRC subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to Shenzhen Sowell are subject to the registration with State Administration for Market Regulation in its local branches, report submission to the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE.

To remit the proceeds of the offering, we must take the steps legally required under the PRC laws, for example, we will open a special foreign exchange account for capital account transactions, remit the offering proceeds into such special foreign exchange account and apply for settlement of the foreign exchange. The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and the value of our Ordinary Shares.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our subsidiaries established in China. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiary, Shenzhen Sowell in China.

Any loans to our wholly foreign-owned subsidiary, Shenzhen Sowell, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiary in China to finance their activities must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from offshore offerings, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our wholly foreign-owned subsidiary in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

We conduct substantially all of our business operations in China, and a majority of our directors and senior management are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate. While shareholder claims are common in the United States, including class action securities law and fraud claims, shareholders are generally difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, the SEC holds in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

Accordingly, as our company is registered in the Cayman Islands, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management.

Other than our independent director, Mr. Yong Ling, all of our directors and officers are nationals or residents of countries other than the United States whose assets are all located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons.

It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts, including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not nationals or residents of the United States, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

In addition, it is uncertain whether such Cayman Islands or PRC courts would entertain original actions brought in the courts of the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Specifically, regarding judgment enforcement in the PRC, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocal arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest of the PRC. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We may rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, Shenzhen Sowell is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to enterprises outside of mainland China unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the enterprises outside of mainland China are incorporated.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, we may primarily rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required, in principle, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Ordinary Shares.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules and Anti-Monopoly Law established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (the “SAMR”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Some of our shareholders that we are aware of are subject to SAFE regulations, and we expect all of these shareholders will have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these shareholders may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such shareholders to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

As of the date of this Annual Report, all of our PRC resident shareholders have completed foreign exchange registration under the SAFE Circular 37 and other related rules.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our future acquisition strategy and could adversely affect our business and prospects.

Our business may be negatively affected by the potential obligations due to the failure of the PRC subsidiaries to comply with social insurance and housing provident fund related laws and regulations.

Our PRC subsidiaries are required by PRC labor-related laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of its employees and associates. In October 2010, SCNPC promulgated the Social Insurance Law of PRC, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law of PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing provident fund deposit registration within thirty (30) days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance as well as housing provident fund to the extent required by law. Our PRC subsidiaries could be subject to orders by competent labor authorities for rectification if it fails to comply with such social insurance and housing provident fund related laws and regulations, and failure to comply with the orders may further subject to administrative fines. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

Our PRC subsidiaries do not make contributions in full for the social insurance fund and housing provident fund for their employees as required under the relevant PRC laws and regulations. As of date of this Annual Report, although we have not received any order or notice from the local authorities nor any claims or complaints from current and former employees regarding its non-compliance in this regard, we cannot assure you that it will not be subject to any order to rectify non-compliance in the future, nor can we assure you that there are no, or will not be any, employee complaints regarding social insurance payment or housing provident fund contributions against it, or that it will not receive any claims in respect of social insurance payment or housing provident fund contributions under the PRC laws and regulation. In addition, our PRC subsidiaries may incur additional costs to comply with such laws and regulations by the PRC Government or relevant local authorities. Any such development could materially and adversely affect its business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or SAFE Notices No. 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company offered to the director, supervisor, senior management and other employees of, and any individual who has labor relationship with its domestic affiliated entities are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options will be subject to these regulations.

Failure to complete the SAFE registrations for our employee incentive plans after our listing may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and or defend the matter, which could harm our business operations, stock price and reputation and could result in a complete loss of your investment in us.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and or SEC enforcement actions that are conducting internal and or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and or defend our company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the common shareholders) may be subject to PRC tax on gains realized on the sale or other disposition of the common stock, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the common shareholders) and any gain realized on the transfer of the common stock or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Ordinary Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer,” the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are enterprises outside of mainland China, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Ordinary Shares

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our Ordinary Shares could decline as a result of sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. All of the Ordinary Shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining Ordinary Shares will be “restricted securities” as defined in Rule 144. These Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Ordinary Shares to decline.

We, each of our directors and officers, holders of 5% or more of our outstanding Ordinary Shares as of the effective date of the registration statement of our initial public offering, and certain minority shareholders as set forth in the underwriting agreement, have agreed or are otherwise contractually restricted for a period of 12 months after closing of our initial public offering, without the prior written consent of the Representative, not to sell, transfer, or otherwise dispose of any Ordinary Shares or similar securities. Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended. If our shareholders sell substantial amounts of our Ordinary Shares in the public market, the market price of our Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

If our financial condition deteriorates, we may not meet continued listing standards on the Nasdaq Capital Market.

The Nasdaq Capital Market requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our Ordinary Shares are delisted from the Nasdaq Capital Market at some later date, our shareholders could find it difficult to sell our Ordinary Shares. In addition, if our Ordinary Shares are delisted from the Nasdaq Capital Market at some later date, we may apply to have our Ordinary Shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if our Ordinary Shares are delisted at some later date, our Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established clients and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Ordinary Shares might decline. If our Ordinary Shares are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our Ordinary Shares would decline and that our shareholders would find it difficult to sell their shares.

Recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate, or Non-Cooperating Jurisdictions (“NCJs”), the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. If we fail to meet the new listing standards in the future before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the NASDAQ Capital Market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our Ordinary Shares trading in the United States.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

Furthermore, the HFCA Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

In addition, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong (the “Statement of Protocol”). Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our auditor, WWC, P.C., an independent registered public accounting firm, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. WWC, P.C., is headquartered in San Mateo, California, and has been inspected by the PCAOB on a regular basis.

WWC, P.C. are not identified in the report issued by PCAOB on December 16, 2021 as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit WWC, P.C.to provide audit workpapers to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities on a national exchange or “over-the-counter” markets may be prohibited under the HFCA Act. In addition, under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, which could be reduced to two consecutive years if the AHFCAA, passed by the U.S. Senate on June 22, 2021, is signed into law, and this ultimately could result in our Ordinary Shares being delisted by the exchange. Furthermore, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The market price for the Ordinary Shares may be volatile.

The trading prices of the Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the Ordinary Shares, regardless of our actual operating performance. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of the Ordinary Shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the Ordinary Shares they hold or may not be able to sell their Ordinary Shares at all.

Furthermore, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards China-based companies listed in the United States in general, which consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities.

In addition to the above factors, the price and trading volume of the Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our customers or our industry;

●	conditions in the machine vision industry in China;

●	announcements of studies and reports relating to the quality of our products or those of our competitors;

●	investor perceptions about us, our business and in general companies with operations in China;

●	changes in the economic performance or market valuations of other machine vision companies;

●	general economic and securities market conditions;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	the absence of cash dividends on our Ordinary Shares;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares;

●	the development and sustainability of an active trading market for our Ordinary Shares;

●	sales or perceived potential sales of additional Ordinary Shares; and

●	The COVID-19 pandemic, the ensuing economic recessions and deterioration in the credit market in many countries.

Other than the aforementioned potential factors that may affect the price and trading volume of our Ordinary Shares, there are no known factors particular to our offering that may add to this risk.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

We report under the Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

●	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. There is no formal requirement under the Company’s memorandum and articles of association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold such meetings on our annual meeting to, among other things, elect our directors. As a result, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

●	the last day of the fiscal year following the fifth anniversary of our initial public offering;

●	the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of our initial public offering. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and the market value of our Ordinary Shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

Based on the market price of our Ordinary Shares and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder, including increased U.S. federal income tax liability and additional reporting requirements. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. holders who own our Ordinary Shares if we were determined to be a PFIC, see “United States Federal Income Taxation Considerations — Passive Foreign Investment Company (“PFIC”).”

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

We will incur increased costs as a result of being a public company.

We expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than $1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Ordinary Shares.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our second annual report on Form 20-F after becoming a public company. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis”.

If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from the Nasdaq Capital Market to regulatory investigations and to civil or criminal sanctions.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History

Sowell was incorporated in the Cayman Islands on July 26, 2023, with limited liability under the Companies Act. Upon incorporation, the authorized share capital of our company was US$50,000 divided into 500,000,000 shares, par value of US$0.0001 each. Sowell is a holding company with no material operations of its own, and conducts substantially all of its operations through Shenzhen Sowell and its subsidiaries. Shenzhen Sowell was incorporated on April 6, 2007 with Yue Zhu being the sole shareholder of all outstanding equity interest. Among Shenzhen Sowell’s subsidiaries, (i) Suzhou Sowell was incorporated on August 24, 2022 with Shenzhen Sowell being the sole shareholder, (ii) Shenzhen Sowell Digital was incorporated on October 15, 2021 with Shenzhen Sowell holding 80% of all outstanding equity interest, (iii) Shenzhen Aiyin was incorporated on July 5, 2022 with Shenzhen Sowell holding 51% of all outstanding equity interest, (iv) Hezhi Rongtong was incorporated on August 13, 2021 with Shenzhen Sowell holding 51% of all outstanding equity interest, and (v) Anhui Sowell was incorporated on October 10, 2024 with Shenzhen Sowell being the sole shareholder. Wuxi Sowell Information Technology Co., Ltd. (“Wuxi Sowell”) was incorporated under the laws of China on November 23, 2021 as a wholly-owned subsidiary of Shenzhen Sowell. Wuxi Sowell had minimal operations since its inception and all of its outstanding equity interest was sold by Shenzhen Sowell to independent third parties on January 20, 2025.

On December 23, 2018, Yue Zhu transferred to Bin Huang 30% of outstanding equity interest of Shenzhen Sowell and to Xu Yang 5% outstanding equity interest of Shenzhen Sowell. On October 18, 2022, Bin Huang transferred to Yue Zhu 30% of outstanding equity interest of Shenzhen Sowell. On December 9, 2022, Hainan Lianhe Enterprise Management Group Co., Ltd. subscribed for newly issued equity interest in Shenzhen Sowell, accounting for 30% of outstanding equity interest of Shenzhen Sowell post the transaction. From May to August, 2023, Hainan Lianhe Enterprise Management Group Co., Ltd., Dengyao Jia, Wanlong Xiao, Shenzhen Lianyu Holding LLP (Limited Partnership), and Liqing Yu made further investment into Shenzhen Sowell. Prior to the series restructure actions described below, Yue Zhu, Xu Yang, Hainan Lianhe Enterprise Management Group Co., Ltd., Dengyao Jia, Wanlong Xiao, Shenzhen Lianyu Holding LLP (Limited Partnership), and Liqing Yu each held 36.5%, 5.0%, 30.0%, 19.0%, 4.8%, 3.7%, and 1.0% of outstanding equity interest in Shenzhen Sowell respectively. Since its inception on April 6, 2007, Shenzhen Sowell has been engaged in the business of providing machine vision products and solutions in China.

In order to prepare for our initial public offering, a series of restructuring actions were taken. On July 18, 2023, Chit Chan formed Lianhe Sowell International Holding Group Limited (“Sowell BVI”), under the law of British Virgin Islands. On August 18, 2023, Chit Chan transferred all shares of Sowell BVI to Sowell, upon which Sowell BVI became our wholly-owned subsidiary. Sowell BVI, as our intermediate holding company, then formed its wholly-owned subsidiary, Lianhe Sowell International Group Limited (“Sowell HK”) under the law of Hong Kong, which in turn formed a wholly-owned PRC subsidiary, Lianhe Sowell International Holdings (Hangzhou) Co., Ltd. (“Sowell Hangzhou”), on October 26, 2023. Subsequently, on December 1, 2023, Sowell Hangzhou purchased all outstanding equity interest of Shenzhen Sowell from its then shareholders. On August 6, 2024, Sowell HK formed another wholly-owned PRC subsidiary, Lianhe Sowell International Holdings (Shenzhen) Co., Ltd (“Sowell International”). On August 26, 2024, Sowell International formed a PRC subsidiary, Lianhe Sowell Precision Machine (Shenzhen) Co., Ltd. (“Sowell Precision Shenzhen”) with Sowell International holding 83% of all outstanding equity interest. On December 30, 2024, Sowell Hangzhou formed a PRC subsidiary, Lianhe Sowell Precision Machine (Hangzhou) Co., Ltd. (“Sowell Precision Hangzhou”), which is wholly-owned by Sowell Hangzhou.

As of the date of this Annual Report, Sowell BVI, Sowell HK, Sowell Hangzhou, Sowell International, and Sowell Precision Hangzhou do not have any substantive business operations. We treat the PRC operating entities as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

On April 4, 2025, our Ordinary Shares commenced trading on Nasdaq under the symbol “LHSW.” We raised an aggregate of US$8,000,000 in gross proceeds from our initial public offering, before deducting underwriting commissions and the offering expenses payable by us.

B. Business Overview

Overview

Sowell is a holding company incorporated in Cayman Islands. As a holding company with no material operation of its own, Sowell conducts its operations through its PRC subsidiary, Shenzhen Sowell and Shenzhen Sowell’s subsidiaries in China. Shenzhen Sowell was founded in 2007, and through our PRC Subsidiaries, we invent and integrate technologies and solutions that address some of the most critical manufacturing and distribution challenges, such as precision and accuracy required in manufacturing of electronic products. We are a provider of machine vision products and solutions in China, and our products improve efficiency and quality for customers in a wide range of businesses across industries. Based on nine foundational technologies, our solutions integrate physical products with software to capture and analyze visual information, allowing for manufacturing automation and improvement of distribution process for customers across China.

Machine vision technology is the foundation of our business. As a transformative subset of artificial intelligence, machine vision technology revolutionizes the way machines perceive and interpret visual information, and is particularly valuable in areas where human vision is inadequate to meet requirements for size, accuracy, or speed. Leveraging advanced algorithms and image processing techniques, machine vision enables computers to comprehend, analyze, and respond to visual data with unparalleled precision. We found application of machine vision technology across diverse industries, ranging from manufacturing, transportation, security, and building management. We offer a variety of machine vision products that have similar technological foundation, production processes, and sales distribution channels, with customized settings to accommodate various needs of our customers in different industries. We categorize our machine vision products in four categories based on their application settings: industrial machine vision, artificial intelligence (face recognition and AI behavior analysis), intelligent weak current (building intelligence and intelligent transportation), and electronic customs clearance. In 2022, we also successfully developed Nine-Axis Linkage Spray Painting Robots, which we believe are one of the advanced robotic systems in China’s vehicle repair and maintenance industry.

Overall Architecture of Our Products and Technologies

The diagram below illustrates our nine foundational technologies and the five product applications of the foundational technologies:

Our Products

Our machine vision products are categorized based on their application settings: industrial machine vision, artificial intelligence (face recognition and AI behavior analysis), intelligent weak current (building intelligence and intelligent transportation), and electronic customs clearance.

In addition to machine vision products, we recently successfully developed Nine-Axis Linkage Spray Painting Robots, which we believe is an advanced robotic systems in China’s vehicle repair and maintenance industry.

Industrial Machine Vision

●	Overview

Machine vision is a comprehensive technology that entails utilization of automated systems to supplant human visual perception for measurement and judgment. Machine vision automation has the advantages of high perceptual efficiency, high accuracy, and basic mechanization, which is the core of achieving industrial automation. It involves application of computer technology, image processing, pattern recognition, artificial intelligence, signal processing, optics, machinery and others.

Machine vision technology is widely used in manufacturing of touch screen, flat Panel Display (FPD), semiconductor, Printed Circuit Board (PCB), Surface Mounted Technology (SMT), robot and factory automation, food and beverage, pharmaceutical, consumer electronics, automobile. It can also be applied in laser processing, solar energy, and agricultural scenarios.

●	Products and Applications

Our industrial machine vision products are integration of physical products and software, and are able to detect stains, scratches, spots, color differences, wrinkles, air bubbles, and other defects on the surface of the workpiece. Based on the detection results, our products can identify defects and generate data reports for technical personnel to analyze. Our machine vision products can be used in intensive manufacturing or hazardous working environment, such as manufacturing of 3C (computer, communication and consumer) consumer electronics, QR code, bar code, glass, hardware, and packages. Our industrial machine vision products can generally deliver with high precision range, quick response speed, and high accuracy. We are also capable of designing customized industrial machine vision solutions based on our customers’ specific demand.

Our machine vision products applied in various manufacturing scenarios

Set forth below are samples of industrial machine vision solutions that we provide to our customers in specific manufacturing settings:

QR Code Defect Online Detection System	Our QR code defect online detection system is designed to detect common defects such as broken edges, stains, holes, and impurities on the surface of various code marked products during the production process.
UV Glue Detection System	Our UV glue detection system is designed to detect the quality of UV glue coating on data line circuit boards.
Glue Detection System	By adopting machine vision recognition algorithms, our Glue Detection System can quickly and accurately examine if adhesive glue needed in manufacturing certain products are applied accurately and evenly, thereby improving qualification of the products.

Glue Droplet Detection System	Our Glue Droplet Detection System is capable of achieving real-time detection of common problems such as broken glue, excessive glue, too wide or narrow glue application, position deviation, and issuing defect warnings.
Laser Cutting Detection System	The main function of the Laser Cutting Detection System is to identify incomplete laser cutting of welding wires and provide relay/pulse signals, enabling it to automatically identify defective products.

Solder Joint Detection System	The Solder Join Detection System is used to detect presence, size, position, number, and bubbles of solder joints. By adopting this system, manufacturers could improve the detection speed and quality of product testing, solving the problem of inaccurate and low efficiency in manual testing.
Laser Printing Detection System	The Laser Printing Detection System is mainly used to detect the size, presence, ghosting, color difference, position offset, integrity of characters that are laser printed onto materials.

Mobile Phone Battery Case Defect Detection System	The Mobile Phone Battery Case Defect Detection System uses a combination of charge-coupled device (CCD) and laser to fully inspect the length, width, aperture, height, position and flatness of the structural features of components. It is used to improve quality of mobile phone battery case manufactured.
Nano Car Washing System	The Nano car washing system has a built-in microcomputer control program, so the dry and humidity of the steam can be digitally adjusted to fit into the cleaning and sterilization need of customers. The machine can work continuously with three sets of built-in heating modules.

Artificial Intelligence-Face Recognition and AI Behavior Analysis

Face Recognition

Our dynamic face recognition system uses advanced face detection and recognition algorithms. Running on a high-performance embedded platform with infrared and RGB (red, green, and blue wavelengths) cameras, our dynamic face recognition system uses dynamic cameras to avoid “photo cheating” — we recognize face dynamically and utilize infrared temperature to confirm the object is active. Our face recognition products can detect, recognize, and track individuals based on the recognition results. We do not store face recognition data obtained from our customers.

The chart below lists our major face recognition products and their application settings:

Our face recognition technology is currently applied through computers and servers. In the future, we plan to explore to apply face recognition technology more flexibly on various embedded devices, such as mobile terminals and smart homes, so to expand our customer reach to include not only enterprise users, but also individual and family users. We also plan to upgrade our products in terms of accuracy and recognition speed in more complex environments to provide more intelligent solutions in more complicated application scenarios.

AI Behavior Analysis

AI behavior analysis is a deep learning algorithm that we developed independently based on AI neural networks, which structures the main activity skeleton of a person. By analyzing and calculating data in the background, the movement trajectory of a person can be analyzed based on parameter values set by the system. Our AI behavior analysis system adopts a high-speed embedded ARM architecture AI chip and is equipped with a high-performance AI algorithm that we independently developed to analyze video content in real time. The system is able to analyze pedestrians, vehicles and objects captured in the surveillance video, and promptly warn, upload, and collect evidence for abnormalities. It is mainly used in chemical industry, gas station, construction site, park, school, farmer’s market, elderly care, correctional institutions, hospital, and other environments to ensure practice of safety precautions. As compared to traditional human monitoring which requires excessive manpower and time to observe and identify different behaviors, our AI behavior recognition technology can automatically identify and classify different behaviors, thus saving labor, time costs while protecting privacy.

Our AI behavior analysis system can provide customized behavior warnings for personnel behaviors, such as smoking warnings, warnings for not wearing a helmet, break-in warnings, illegal parking of vehicles. It can function with 24 hours uninterrupted active monitoring, and provides active early warning, reducing operational and non-compliance risks by regulating the operational behavior of on-site personnel.

Our AI Behavior Analysis System monitors if the personnel is correctly wearing uniform in a factory

Intrusion warning prompt by our AI Behavior Analysis System

Fire warning prompt by our AI Behavior Analysis System

Intelligent Weak Current

Our intelligent weak current product offerings consist of products used for building intelligence and intelligent transportation.

Building Intelligence

Building intelligence is also known as the intelligent integrated management system (IBMS), which is a system designed to manage a building in an integrated manner with enhanced data sharing, system interconnection and interoperability, achieving the automatic control and management of the entire intelligent building. The IBMS is an intelligent integration of 15 major management systems, achieving automation in seven aspect, which we summarize below as the “7A Intelligent.”

IBMS is capable of centralizing and unifying the management of various control subsystems within a building. These subsystems include: BAS (Building Automation System), SMS (Comprehensive Security Management System), FAS (Fire Alarm System), PAS (Public Address System), CPS (Parking Management System), SCS (Comprehensive Smart Card System), OAS (Office Automation System), and CNS (Communication and Network System), among others. IBMS can achieve the automation control management of the entire building. IBMS supports real-time operation and backup and is designed to function steadily under inclement weathers.

IBMS mainly functions in shopping centers, office buildings, hotels, conference centers, apartments, schools, parks, with the following functions:

●	Communication and processing of various information of buildings

●	Comprehensive automatic control of mechanical and electrical equipment in buildings

●	Equipment operation status monitor

●	Coordination of the operations of various subsystems

●	Facilitate interaction among subsystems

●	Building energy saving functions

Intelligent Transportation

We have a complete Intelligent Transportation System (ITS) product line and personalized solutions for security checkpoints, electronic police, and interval speed measurement systems. ITS is a comprehensive application aggregating advanced information technology, computer technology, data communication technology, sensor technology, electronic control, and artificial intelligence, which can be utilized in transportation, service control, and vehicle manufacturing. Utilizing our intelligent transportation technology, cameras placed at parking lot, security checkpoint, highway toll station, speeding checkpoint, and electronic traffic police will be able to collect information such as, plate number, color of vehicles, traffic flow, and type of vehicle, in real-time, and may process the image captured using picture processing AI technology, eventually realizing automated control. Our technology can help to strengthen the connection between vehicles, roads and users, forming an integrated transportation system that enhances safety and efficiency.

Listed below are our ITS products and details of their applications:

●	License Plate Recognition System: automatically recognize the license plate number of the vehicle, enabling rapid passage of vehicles, and improving the efficiency of vehicle passage.

●	Highway Toll System: automatically recognize vehicle license plates, calculate tolls, and charge tolls through the electronic toll system. It enables the vehicle to pass the toll booth without stopping and waiting, reducing the possibility of traffic jams and improving the traffic efficiency.

●	Parking Management System: provides drivers with information such as the parking space occupancy status of the parking lot and the internal driving route through various methods such as text message, online query, and terminal display interfacing, and guides the driver to find a parking space in an optimized and convenient way.

●	Speeding Capture System: automatically detects and records the real-time speed of the vehicle, so to monitor illegal speeding. The system adds date, time, location, real-time vehicle speed, overspeed ratio, and other information on the captured photos as evidence, improving the efficiency of traffic management and the accuracy of law enforcement.

Our various ITS products are suitable to be set up in various scenarios, such as the entrance and exit of parks, buildings, schools, scenic spots, expressway toll stations, public security checkpoints, roadside parking space. Our ITS products are equipped with high-definition camera and advanced image processing technology, which can quickly and accurately identify information, and record and deliver necessary data in real-time for traffic related management. With less human involvement, our ITS products help to reduce the cost of manual operation and management, and improve the management efficiency and economy of road traffic.

Electronic Customs Clearance — Container Number Identification System

Our container number identification system automatically captures the identification number on containers entering and leaving the port, and quickly performs automatic identification to reduce the waiting time for containers. The electronic customs clearance system is mainly applied to gates where access control is needed, such as gates in customs, port, and storage space. The container number identification system is a combination of six technological elements: (i) network, (ii) database query, (iii) weighbridge data processing, (iv) vehicle traffic detection, (v) image acquisition, and (vi) computer patter recognition. Consolidating our advantages in machine vision, our container number identification system can be easily integrated into various management systems currently existing in customer clearance settings, delivering high recognition speed and recognition accuracy.

Nine-Axis Linkage Spray Painting Robots

The nine-axis linkage painting automatic robot is a vehicle painting robot composed of a robot body, a computer and corresponding control system. We name the robot “Nine-Axis Linkage Spray Painting Robots” because it is equipped with a 6-axis robot arm to work in the three-dimensional space. The flexible structure of the robot allows a single robot arm to achieve a 360-degree rotation and perform complex trajectory movements. The software accompanied can accurately calculate the painting trajectory according to the vehicle model and parts, and control the painting details such as the amount of paint output and the amount of atomized air. The robot is capable of applying the paint evenly on the vehicle body automatically, saving time and effort.

The Nine-Axis Linkage Painting Automatic Robot in work

The robot is mainly used in automobile 4S (sale, spare part, service and survey) shops and auto repair shops. It replaces manual painting with automatic painting, achieving higher efficiency and lowering workplace hazard. We consider the Nine-Axis Linkage Painting Automatic Robot as our most innovative product that are equipped with the following key features:

●	Image Recognition Algorithm. As one of our core technologies, image recognition algorithm has been applied to our smart parking and smart traffic products since 2007. With multiple upgrades, the algorithm is now able to collect, process, and analyze images, so that we now built the algorithm in the Nine-Axis Linkage Painting Automatic Robot to achieve intelligent painting.

●	Nine-axis collaborative operation and the high-performing 6-axis Robot Arm. Our technology embedded in the robot allows the robot to analyze the environment using machine vision, and direct the 6-axis robot arm to work in the three-dimensional space. The six-axis robot is perceived by market as one of the advanced in market, providing agile and accurate control. Our robot is able to use machine vision to analyze applicable environment, and lead the 6-axis robot arm to work in the three-dimensional space in a way that is more automated, efficient, and accurate than traditional painting robotics.

●	Painting Automation. Our robot can locate area that needs to be painted, detect the shape and size of the mechanical vehicle parts, and adjust painting angle and distance as needed. It can accurately control the amount of paint used and paint vehicles evenly, and can perform steadily through long hours of work.

Our Nine-Axis Linkage Painting Automatic Robot also has the following technical advantages.

●	High speed and high acceleration

●	Continuous spraying without uneven accumulation

●	Continuous 24-hour operation day and night

●	Compact size to fit into settings with limited space

●	High painting precision

●	Easy operation

●	Energy saving

Based on the successful development of our Nine-Axis Linkage Painting Automatic Robot, we plan to broaden our product offering by developing car grinding robots, car welding robots, and other robots applicable in different scenarios.

Our Core Technologies

Image Processing Technology

This technology mainly includes image digitization, image enhancement and restoration, image data coding, image segmentation and image recognition. It can be applied to container number recognition, license plate recognition, AI enhancement, and other settings.

Sound Imaging Technology

This technology includes conventional acoustic imaging, scanning acoustic imaging and acoustic holography. It measures the signal phase difference of the sound waves arriving at each microphone in a certain space, determines the position of the sound source according to the phased array principle, measures the amplitude of the sound source, and displays the distribution of the sound source in the space in the form of an image and generates the cloud image and acoustic image of the spatial sound field distribution, in which the color and brightness of the image represent the intensity. It is mainly used in artificial intelligence, virtual reality technology, and other application settings. For instance, it can be used in the AI behavior analysis early warning system to capture and measure abnormal noises.

Video Analysis and Recognition Technology

This technology can extract useful information from videos through calculation and analysis by computers. It is used in pattern recognition in artificial intelligence. This technology has wide range of applications, including license plate recognition technology, video retrieval technology and video face detection, in which the useful information in the video (such as license plate numbers, text or specific graphics) can be extracted.

Visual Inspection

This technology is a non-contact and non-destructive automatic detection technology. It obtains the surface image of the product through an appropriate light source and image sensor (CCD camera), uses the corresponding image processing algorithm to extract the feature information of the image, and then conducts positioning, identification and grading of surface defects based on the information obtained, and counting, storing and inquiring. This technology can be used to analyze the characteristics of the product or workpiece to identify defects, and the defects’ type, location and size. With the application of this technology, the inspection accuracy is 0.1mm, and the inspection time is as short as 0.5 second. This technology can be used to inspect tiny products of 0.1mm.

An example of scratches our technology detected in a sample.

Electronic Toll Collection (ETC) Technology

This technology, through the dedicated short-range communication between the on-board electronic tag installed on the vehicle windshield and the microwave antenna on the ETC lane of the toll station, uses computer networking technology to carry out background settlement processing with the bank, so that the vehicle can pass the expressway or bridge toll station without stopping and pay the expressway or bridge toll.

Embedded System Development Technology

This technology is an embedded technology based on computer technology, which is composed of embedded processor and embedded software. It can be applied to the development of operating systems on electronic devices in various industries, such as wireless communication, industrial control, Internet application, instrumentation, navigation control, data processing, and agricultural transportation.

Face Recognition Algorithm

With our face recognition algorithm, after the human face is detected and the key feature points of the face are located, the main face area can be extracted, and it can be fed into the back-end recognition algorithm after preprocessing. After completing the extraction of facial features, the recognition algorithm will compare them with the existing face data in the data base to complete the final classification. Our face recognition technology allows a consistent accuracy rate of 99%, 0.5-second dynamic recognition and 1:N comparison (identifying a human face among massive data).

Nine-Axis Linkage Coordination Technology

This technology is based on the machine vision algorithm and it can coordinate with the 6-axis robotic arm to paint the stationary vehicle in three-dimensional space. It is mainly used in the maintenance service of the automobile, and can replace manual painting work in the process of automobile maintenance and repair. This technology has three technical breakthroughs:

●	The image recognition algorithms. The algorithms are related to machine vision, such as vehicle positioning, calibration, scratch detection, and color difference analysis through machine vision.

●	9-axis collaborative operation. Our technology can analyze the scene on the basis of machine vision, and direct the 6-axis robot arm to work in three-dimensional space.

●	Painting automation. Our system has the ability to automatically process the target painting speed, trajectory, area, state, and shape based on machine vision analysis of the scene.

Customers

We provide comprehensive technical solutions for our customers in various industries in China and abroad, including technology companies, educational institutions, schools, and manufacturing factories in various industries. Long-term and stable customer resources are crucial for our continuous growth. We currently do not enter into any long-term framework agreements with our customers, except for the long-term framework agreement with Dongguan Kangzhihui Electronics Co., Ltd. and Shenzhen Zhongnan High-tech Co., Ltd. With our technologically advanced products and customer service, we have formed long-term cooperative relationships with some of our repeating customers, providing our machine vision technology empowered solutions and face recognition products our customers’ factories in both China and overseas. With a number of our repeat customers, we have been cooperating with them to provide product or services for a long time. Despite the fact that we do not enter into long-term framework agreements with most of our repeat customers, we were reached out by our customers repeatedly given our product quality, competitive price offering, and attentive customer service, which is evidenced by sales revenue generated from repeat customers over the years. We believe our long-term cooperative relationship with our customers enabled us to form substantial understanding of our customers’ business and operational needs, so that we could provide more compatible product solutions catered to their specific needs.

For all customers to whom we provide machine vision solutions, we enter into standard sales agreement for each of specific purchase order. Such standard sales agreement typically provide, among others: (i) Sowell should provide products that are in compliance with national standard or identical to samples provided to Buyer; (ii) Buyer shall place purchase orders, and Sowell shall deliver products in accordance with delivery instructions as specific in the purchase orders; (iii) Sowell shall provide invoice to Buyer within 15 days since ordering, and the payment terms would be specified in purchase orders; (iv) Buyer may dispute regarding quality of products delivered, and upon Buyer’s dispute, Seller shall provide after-sale remedy solution within 5 days; and (iv) both Sowell and Buyer shall keep confidential technological detail of the other party obtained during course of performance. Our long-term cooperative relationship with our customers enabled us to form long-standing understand of our customer’s needs and could provide more compatible product solutions catered to their specific needs.

Research and Development

We believe that developing new products and improving our existing products is the fundamental way for us to grow and develop continuously, and it is also an important means for us to retain our existing customers and attract new customers. With the rapid iteration of technology and products, in order to meet customers’ expectations and gain a competitive advantage in the industry, we attach great importance to technology research and development, advocate technological innovation, and insist on driving our development with technology. Our annual investment in research and development accounts for approximately 4% – 5% of our revenue, mainly including costs of labor, design, sample manufacturing and materials.

Our research and development team consists of six personnel, among which, one holds post-doctoral degree, personnel with master’s degree or with overseas education background, including senior technical talents with more than 20 years of experience in artificial intelligence and new energy technology, leading talents with nearly 20 years of experience in image recognition and algorithm processing, and reserve talents with more than 10 years of experience in automation systems, computer software and the Internet industry.

We also engage third parties in R&D of certain products or functionality, based on our specific need, or vice versa. We have established a machine vision technology joint laboratory with Shenzhen Vocational and Technical College. We also signed long-term strategic agreements Hefei Hagong Robotic Co., Ltd, an affiliate of Harbin Institute of Technology, to cooperate in development of painting robots. We entered into framework agreement for strategic collaboration with South China Hospital affiliated to Shenzhen University (“SCH Shenzhen”), a key comprehensive public hospital in Shenzhen, to develop machine vision product applicable in the medical field. SCH Shenzhen will provide product design suggestions and necessary data to support Shenzhen Sowell’s product development. Once the products are completed, SCH Shenzhen will be the first to evaluate and test the products in specific hospital application settings. Shenzhen Sowell and SCH Shenzhen will share ownership of any intellectual property developed from the collaboration, and without the prior consent of the other party, neither party can grant any license or assign any intellectual property right to any third parties.

We strive for continuous innovation, grasp and analyze market dynamics, and constantly introduce new technologies and products to meet market demand. We have developed a technology research and development management process and a feasibility evaluation system. All research and development projects must go through preliminary market research, analysis and profitability analysis, and go through strict audit procedures before they can be established.

Manufacturing

We do not manufacture our machine vision products in-house. We focus our operation on R&D of our products, and outsource manufacturing to external manufacturers. We purchase most of the raw materials and component parts from third-party suppliers, who are required to comply with our quality standards specified in our agreements, and then deliver to third-party manufacturers to assemble. Once the production is completed, we examine the finished products for compliance with our quality standard. The manufacturers then send completed products, via their own logistic systems, to our customers. Once the products are delivered to the customers, we would install and perform necessary adjustment and testing on the products, to ensure that the products could perform the required function as requested by our customers.

We have not started manufacturing of Nine-Axis Linkage Spray Painting Robots and we are currently implementing a plan for the mass production of the robots with an in-house production and assembly line (the “Robot Production Line”), which is planned in four-stages:

●	Stage I: On October 10, 2024, Anhui Sowell was incorporated in Bengbu, Anhui province with Shenzhen Sowell being the sole shareholder. Anhui Sowell will act as the operating entity of the Robot Production Line. and will lease a factory with a space of approximately 3,800 square meters (40,903 square feet) based on our estimated capacity of production in Stage I and Stage II. In this stage, we expect to focus on the set-up and assembling of the Robot Production Line in the factory, and plan to outsource the manufacturing of the robots to external manufacturers before the Robot Production Line is ready for production. By June, 2025, we aim to achieve an output of 50 to 100 sets of robots by outsourcing the manufacturing of the robots.

●	Stage II: From February 2025 to March 2026, we plan to invest in approximately $15 million in aggregate on setting up and assembling the Robot Production Line in the factory. We expect to complete the preliminary assembling and installation of production equipment and machineries by end of 2025, which will enable the factory to launch production with an initial investment of approximately $10 million, to be covered partially with 45% of our proceeds from our initial public offering, to be supplemented by potential bank loans or other financial options. By the end of March 2026, we aim to achieve an annual output of 1,000 to 2,000 sets of robots. We expect to seek additional funding of the remaining Stage II by exploring potential private financings, bank loans, follow-on offerings, and other financing options available to the Company.

●	Stage III: From April 2026 to March 2027, we plan to invest approximately $30 million on continued upgrade and expansion of the Robot Production Line. We plan to expand the Robot Production Line to an estimated space of 18,000 – 20,000 square meters (193,750 – 215,278 square feet) by leasing or purchasing additional sites for factories. By the end of March 2027, we aim to achieve an annual output of 2,000 to 4,000 sets of robots.

●	Stage IV: From April 2027 to March 2028, we plan to invest approximately $40 million on continued upgrade and expansion of the Robot Production Line. We plan to expand the Robot Production Line to an estimated space of 20,000 – 23,000 square meters (215,278 – 247,570 square feet) by leasing or purchasing additional sites for factories. By the end of March 2028, we aim to achieve an annual output of 4,000 to 8,000 sets of robots.

We expect to cover investment needed for Stage II, Stage III and Stage IV with funds to be obtained partially from our proceeds from our initial public offering, to be supplemented by potential private financings, bank loans, follow-on offerings, and other financing options available to the Company, in addition to any revenue gained from sales of Nine-Axis Linkage Spray Painting Robots. We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all to support the expansion plan. See “— We will require additional financing to accomplish our business strategy.” on page 12 of this Annual Report.

Suppliers

The following are the major raw materials and component parts that we purchase for each segment of our business.

●	Industrial Machine Vision: controller, CCD, lens, CCD connection line, illuminant, lighting amplifier, lighting connection line, IO connection line.

●	Face Recognition: casing, motherboard, display screen, camera, fill light and infrared light.

●	AI Behavior Recognition: capture camera, edge computing box, computer.

●	Weak Current Intelligence: license plate recognition capture camera, LED guide display, electronic platform scale, release controller, electronic license plate recognition, switch, IC card equipment, box number recognition equipment, barrier gate, database server.

●	Nine-Axis Linkage Spray Painting Robots: aluminum alloy, magnesium alloy, carbon fiber composite material, axis support square tube, communication cable, wire and cable and conveyor belt, truss steel plate, CCD industrial camera, spray gun and nozzle, spray frame, controller, industrial personal computer.

Sales and Marketing

Our sales team has profound experience and professional knowledge with deep understanding of market trends, and can provide customers with professional advice and solutions. We currently, and plan to continue promoting our brand and products on popular search engines such as Baidu, which we consider as efficient ways to promote our products in the market and to reach new customers. In addition to our mass advertising efforts on search engines, based on the wide range of applications of our products and customers from various industries, we have adopted, or will adopt a comprehensive set of marketing business models, including:

●	Leasing Cooperation Revenue Sharing. We will adopt this mode for sales of the Nine-Axis Linkage Spray Painting Robots. Under this mode, we plan to lease the Nine-Axis Linkage Spray Painting Robots to 4S shops, and collect 70% – 80% of the costs saved by the 4S shops in employment and paint from the 4S shops as rental payment. The leasing cooperation revenue sharing mode is strategically designed as an attractive mode to attract 4S shop customers.

●	Direct Supply. We adopt direct supply mode for face recognition and AI behavior analysis products. Under this mode, we can maintain direct communication with customers and better understand customer needs, so to improve our products and upgrade our software to better meet the needs of the market.

●	Relationship Marketing Mode. We are a supplier for Foxconn’s affiliates in China and the factories purchase face recognition and AI behavior analysis products from us. Our past experience with Foxconn’s affiliates allows us to expand our business to accommodate various product lines of the same customer, so we can design customized solutions quickly to meet our customers’ changing manufacturing need. For example, we designed the QR Code Defect Detection System for Foxconn factories based on their request, and the system has been used in Foxconn factories’ production line.

●	Bidding. For electronic customs clearance products and intelligent transportation projects, we mainly participate in the bidding process of government purchases to secure purchase contracts with governmental authorities. The bidding process is usually competitive, and we compete with other participants on quality of products and pricing.

●	Alliance. We also partner with design institutes and equipment suppliers in the target industry. For example, for our industrial machine vision products, we cooperate with Shenzhen Vocational and Technical College, a vocational school which regularly communicate with manufacturing industry, to promote our products to companies in the manufacturing industry. We have established a machine vision technology joint laboratory with Shenzhen Vocational and Technical College.

●	Others. We gain new customers by referrals of our existing customers. We also actively market our products and comprehensive solution offering online to appeal to wider customer base.

Our ability to provide strong technical support and reliable after-sales services are crucial to our success. We provide the following supports to our customers:

●	Installation. We typically provide installation services to ensure the normal operation of the system.

●	Technical Support. At customers’ requests, we can send professional personnel to provide technical support on-site. We also provide technical support by phone call, email, remote desktop, and other application settings, to help customers solve problems encountered when using our products.

●	Software Update. We provide free upgrades of our product software.

●	After-Sales Customer Service. We repair and replace malfunctioning products within the warranty period. Whenever a customer encounters a problem, we generally respond within 24 hours and provide a solution as fast as possible.

Intellectual Property

We establish and protect our intellectual property rights through patent, copyright, trademark and trade secret laws, as well as non-competition, confidentiality and other contractual clauses, to establish and protect our intellectual property rights.

As of the date of this Annual Report, we owned 15 invention patents, 18 utility model patents, four appearance design patents, 54 software copyrights, and ten trademarks.

Insurance

In line with general market practice, we do not maintain any business interruption insurance or product liability insurance, which are not mandatory under PRC laws. We do not maintain key man life insurance, insurance policies covering damages to our network infrastructures or information technology systems or any insurance policies for our properties (other than the compulsory traffic accident liability insurance for motor vehicles and commercial vehicle insurance for our vehicle).

Recent Development

Completion of our Initial Public Offering

On April 2, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with R.F. Lafferty & Co., Inc., as the representative (the “Representative”) of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten initial public offering (the “IPO”) an aggregate of 2,000,000 Ordinary Shares, at a public offering price of $4.00 per share. The Company has also granted the Underwriters a 30-day option to purchase up to an additional 300,000 Ordinary Shares to cover over-allotments, if any.

On April 3, 2025, the Ordinary Shares commenced trading on Nasdaq Capital Market under the symbol “LHSW.”

On April 4, 2025, the Company consummated the IPO of 2,000,000 Ordinary Shares at a price to the public of $4.00 per share. The aggregate gross proceeds from the IPO amounted to $8,000,000, prior to deducting underwriting discounts, commissions and offering-related expenses. Upon the completion of the IPO, 52,000,000 Ordinary Shares are issued and outstanding.

On April 4, 2025, pursuant to the Underwriting Agreement, the Company issued 5-year warrants to the Representative to purchase an aggregate of 60,000 Ordinary Shares at $4.8 per share. Such warrant may be exercised beginning on October 4, 2025.

Government Regulation

We operate our business in the PRC under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the State Administration of Foreign Exchange, or SAFE, the Ministry of Commerce, or MOFCOM, the National Development and Reform Commission, or NDRC, the State Administration for Market Regulation, or SAMR, formerly known as the State Administration for Industry and Commerce, or SAIC, the Ministry of Civil Affairs, or MCA, and their respective authorized local counterparts.

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the PRC.

Regulation Relating to Foreign Investment

All limited liability companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, of which the currently-effective version was promulgated by the Standing Committee of the National People’s Congress on October 26, 2018. On December 29, 2023, the Company Law was amended and promulgated by the Standing Committee of the National People’s Congress, which will come into effect on July 1, 2024. Under the latest amended Company Law, there are several noteworthy changes, including (i) shareholders of a limited liability company are required to fully contribute their subscribed capital within five years from the establishment of the company; (ii) transfer equity by any shareholder of a limited liability company is no longer subject to the consent by other shareholders; (iii) a company can establish an audit committee comprised of directors responsible for supervising the company’s financial and accounting matters, with no board of supervisors or supervisors established; and (iv) where any shareholder of a company evades the debts by abusing the independent status of legal person of the company or the limited liability of shareholders and thus seriously damages the interests of any creditor of the company, it shall be jointly and severally liable for the debts of the company, and where a shareholder commits any of the acts as mentioned above by using two or more companies under its control, each company shall be jointly and severally liable for the debts of the other company(ies). Foreign invested projects must also comply with the Company Law, with exceptions as specified in foreign investment laws.

With respect to the establishment and operation of wholly foreign-owned projects, or WFOE, the MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”) on December 27, 2021, which became effective on January 1, 2022. The 2021 Negative List will replace the Special Administrative Measures for the Access of Foreign Investment (2020 Version) (the “2020 Negative List”) and serve as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. Those industries not set out on the 2021 Negative List shall be classified as industries permitted for foreign investment. The negative List is subject to review and update by the PRC government from time to time. None of our businesses are on the 2021 Negative List. Therefore, the Company is able to conduct its business through its PRC subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

The Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”) was adopted by the second meeting of the 13th National People’s Congress on March 15, 2019, which became effective on January 1, 2020. On December 26,2019, the State Council promulgated Regulation for Implementing the Foreign Investment Law of the People’s Republic of China (the “Regulation”), which became effective on January 1, 2020.

The Foreign Investment Law and the Regulation apply the administrative system of pre-establishment national treatment plus negative list to foreign investment and clarify the state shall develop a catalogue of industries for encouraging foreign investment to specify the industries, fields, and regions where foreign investors are encouraged and directed to invest, which refers to the Catalogue of Industries for Guiding Foreign Investment Industries (amended in 2017) (the “Catalogue”). Specifically, the special administrative measures to be implemented are the restricted and prohibited industry categories as well as encouraged industry categories having shareholding and executive management requirements prescribed in the Catalogue (the Special Administrative Measures for the Access of Foreign Investment specified in the Catalogue was replaced by the 2018 Negative List (which was last amended in 2021), and the Catalogue of Industries for Encouraged Foreign Investment specified in the Catalogue was replaced by the Catalogue of Industries for Encouraged Foreign Investment (2019 Version) (which was last amended in 2022).

Regulation Relating to Wholly Foreign-owned Enterprises

The abovementioned Company Law of the People’s Republic of China provides that companies established in the PRC may take the form of company of limited liability or company limited by shares. Each company has the status of a legal person and owns its assets itself. Assets of a company may be used in full for the company’s liability. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

The Foreign Investment Law replaced Law of the People’s Republic of China on Wholly Foreign-owned Enterprises. It stipulates that the PRC implements a system of pre-establishment national treatment plus negative list for the administration of foreign investment. Foreign investors are not allowed to invest in fields or sectors prohibited in the market access negative list for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in market access negative list for foreign investment shall satisfy the conditions stipulated in such negative list. The PRC policies supporting enterprise development are equally applicable to foreign-invested enterprises. The PRC does not impose expropriation on foreign investment. Under special circumstances, if it requires imposing expropriation on foreign investment due to the need of public interest, expropriation shall be imposed according to legal procedures, and the foreign-invested enterprises concerned shall receive fair and reasonable compensation. Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law. Overall, The Foreign Investment Law establishes the clear principle of applying national treatment to FIEs except those engaged in industries on the negative List. Since our current and planned business is not on the 2021 Negative List, to the best of our knowledge, it will not create any material adverse effect to our Company’s business.

On September 6, 2024, the Chinese government released the latest “Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition)”, which will take effect on November 1, 2024. The new Negative list has been reduced from 31 items to 29 items, and some specific restrictions in the manufacturing field have been removed including the deletion of the requirement that “publication printing must be controlled by Chinese parties” and the deletion of prohibiting foreign investment in the production of traditional Chinese medicine decoction pieces processing technology and products with confidential prescriptions of proprietary Chinese medicines. This marks the complete removal of restrictions on foreign investment access in the manufacturing field. Our current and planned business is neither on the 2021 Negative List Edition nor on the 2024 Edition in the opinion of our PRC counsel. Thus, to the best of our knowledge, we believe the 2024 Negative List will not create any material adverse effect to the Company’s business.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiary

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment. Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to submission of information to and registration with certain PRC government authorities, including MOFCOM, SAMR, SAFE or their local counterparts. Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE, or its local counterparts.

Regulations Relating to Intellectual Property

Copyright

China has adopted comprehensive legislation governing intellectual property rights, including trademarks and copyrights. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the WTO in December 2001.

In September 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, effective in June 1991 and amended in 2001, 2010 and 2020 respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council in December 2001 and amended in 2011 and 2013 respectively, the National Copyright Administration issued Measures for the Registration of Computer Software Copyright in February 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China, promulgated by the SCNPC in August 1982, and amended in 1993, 2001, 2013 and 2019 respectively, the Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks and is also responsible for resolving trademark disputes in China. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. In April 2014, the State Council issued the revised Implementing Regulations of the Trademark Law, which specified the requirements of applying for trademark registration and review.

Patent

According to the Patent Law of the People’s Republic of China promulgated by the SCNPC in 1984 and amended in 1992, 2000, 2008 and 2020, respectively, a patentable invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for a twenty-year term for an invention, a fifteen-year term for a design and a ten-year term for a utility model, starting from the application date.

Domain Names

In August 2017, the MIIT promulgated the Administrative Measures on Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top-level domain name “.cn.” The MIIT is in charge of the administration of PRC internet domain names and the domain name services follow a “first come, first file” principle.

Regulations Relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013 SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles or the SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas SPV, that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC Resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Notice 13, which was promulgated on February 13, 2015 and with effect from June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Notice 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen (15) business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing =∑ outstanding amount of RMB and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor +∑ outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of one year or less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Circular 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises, or Net Asset Limits, shall be 200% of its net assets. The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period FIEs could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Risk-Weighted Approach and the Net Asset Limits. Under the PBOC Circular 9, after the Transitional Period ends on January 11, 2018, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Circular 9. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

Regulations Relating to Dividend Distributions

According to the PRC Company Law and Foreign Investment Law, Shenzhen Sowell, as a foreign invested enterprise, or FIE, is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the EIT Law, which became effective in January 2008, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the EIT Law issued by the State Council. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise, and certain requirements specified by PRC tax authorities are satisfied.

Regulations Relating to Overseas Listings and M&A Rules

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into effect March 31, 2023. The New Administrative Rules Regarding Overseas Listings refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements.

According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event. Further, an overseas securities company that serves as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies shall file with the CSRC within 10 working days after signing its first engagement agreement for such business, and submit to the CSRC, no later than January 31 each year, an annual report on its business activities in the previous year associated with overseas securities offering and listing by domestic companies. If an overseas securities company has entered into engagement agreements before the effectuation of the Trial Administrative Measures and is serving in practice as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies, it shall file with the CSRC within 30 working days after the Trial Administrative Measures take effect.

Under the New Administrative Rules Regarding Overseas Listings, a domestic company is prohibited from overseas offering and listing if any of the following circumstances is involved: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (5) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. Moreover, a domestic company that seeks to offer and list securities in overseas markets shall abide by certain other regulatory requirements as set out in the New Administrative Rules Regarding Overseas Listings, including without limitation to, compliance with national secrecy, foreign investment, cybersecurity, data security, cross-border investment and financing, foreign exchange, and other laws and relevant provisions.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, if documents and materials that, if leaked, will be detrimental to national security or public interest, are involved, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations.

Furthermore, the Confidentiality and Archives Administration Provisions stipulates that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable regulations. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed.

While we believe we do not involve leaking any state secret and working secret of government agencies, or harming national security and public interest in connection with provision of documents, materials and accounting archives, we may be required to perform additional procedures in connection with the provision of accounting archives. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

In August 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV that is controlled by PRC companies or individuals and that has acquired PRC domestic companies’ equities with the SPV’s shares shall obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

As advised by our PRC legal counsel, Guangdong Zhuojian Law Firm, based on its understanding of the current PRC laws and regulations, our corporate structure and arrangements are not subject to the approval of the CSRC or the MOFCOM under the M&A Rules. However, our PRC legal counsel has further advised us that its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

Regulations Relating to Employment

The Labor Law of the People’s Republic of China, or the Labor Law, which became effective in January 1995 and was amended in 2018, and the Employment Contract Law of the People’s Republic of China, or the Employment Contract Law, effective in January 2008 and amended in 2012, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Employers must pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training on workplace safety. In September 2008, the State Council promulgated the Implementing Regulations for the PRC Employment Contract Law which became effective immediately and interprets and supplements the provisions of the Employment Contract Law.

Under the Labor Contract Law, an employer shall limit the number of dispatched workers so that they do not exceed a certain percentage of its total number of workers. In January 2014, the MOHRSS issued the Interim Provisions on Labor Dispatching, which became effective in March 2014, pursuant to which it provides that the number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees.

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing provident funds from time to time, including, among others, the Social Insurance Law of the People’s Republic of China, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, the Interim Regulations Concerning the Collection and Payment of Social Insurance Premiums and the Administrative Regulations on the Housing Provident Fund.

According to the Social Insurance Law of PRC, which issued by the SCNPC on October 28, 2010 and came into effect on July 1, 2011 and was latest revised on December 29, 2018, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. And it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee. Any employer who violates the regulations above shall be ordered to make correction within a prescribed time limit; if the employer fails to rectify within the time limit, the employer and its directly liable person will be fined.

According to the Administrative Regulations on the Housing Provident Fund, implemented since April 3, 1999 and latest amended on March 24, 2019, any newly established entity shall make deposit registration at the housing provident fund management center within 30 days as of its establishment. After that, the entity shall open a housing provident fund account for its employees in an entrusted bank. Within 30 days as of the date an employee is recruited, the entity shall make deposit registration at the housing provident fund management center and seal up the employee’s housing provident fund account in the bank mentioned above within 30 days from termination of the employment relationship. Any entity that fails to make deposit registration of the housing provident fund or fails to open a housing provident fund account for its employees shall be ordered to complete the relevant procedures within a prescribed time limit. Any entity failing to complete the relevant procedure within the time limit will be fined RMB10,000 to RMB50,000. Any entity fails to make payment of housing provident fund within the time limit or has shortfall in payment of housing provident fund will be ordered to make the payment or make up the shortfall within the prescribed time limit, otherwise, the housing provident management center is entitled to apply for compulsory enforcement with the People’s Court.

Regulations Relating to Consumer Rights Protection

The PRC Consumer Rights and Interests Protection Law, or consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was promulgated in March 2007 and was most recently amended in December 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In April 2009, the Ministry of Finance and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the Circular 59. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 2008. In March 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or the SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or the SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, amended in June 2018. The SAT Circular 37 superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value Added Tax

The PRC Provisional Regulations on Value Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value Added Tax (2011 Revision) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 20, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value Added Tax, according to which for general VAT payers’ sales activities or imports that are subject to VAT at a current applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9%, respectively, from April 1, 2019.

Regulations Relating to Leasing Property

Pursuant to the Law of the People’s Republic of China on the Administration of the Urban Real Estate, promulgated by the SCNPC on July 5, 1994 and last amended on August 26, 2019 and effective on January 1, 2020, in the lease of a house, the leaser and the lessee shall conclude a written lease contract defining such matters as the term, purpose and price of the lease, liability for repair, as well as other rights and obligations of both parties. They shall register the lease contract with the department of housing administration for the record. Pursuant to the Administrative Measures on Commodity Housing Leasing, issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and became effective on February 1, 2011, without the mentioned registration above, the leaser and the lessee may be imposed a fine by the development (real estate) department.

C. Our Structure

The following charts summarize our corporate legal structure and identify our subsidiaries as of the date of this Annual Report.

D. Property, Plants and Equipment

Our principal executive offices are located in 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Nanshan District, Shenzhen, China. We lease our office of approximately 1,500 square meters (approximately 16,146 square feet) under a lease which will expire on August 31, 2025.

Item 4A. UNRESOLVED STALFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating results

Overview

We are a provider of machine vision products and solutions in China, and our products improve efficiency and quality for customers in a wide range of businesses across industries. We invent and integrate technologies and solutions that address some of the most critical manufacturing and distribution challenges, such as precision and accuracy required in manufacturing of electronic products. Based on nine foundational technologies, our solutions integrate physical products with software to capture and analyze visual information, allowing for manufacturing automation and improvement of distribution process for customers across China.

We apply machine vision technology across diverse industries, ranging from manufacturing, transportation, security, and building management. We offer a variety of machine vision products that have similar technological foundation, production processes, and sales distribution channels, with customized settings to accommodate various needs of our customers in different industries. Our machine vision products are categorized based on their application settings: industrial machine vision, artificial intelligence (face recognition and AI behavior analysis), intelligent weak current (building intelligence and intelligent transportation), and electronic customs clearance. In 2023, we also successfully developed Nine-Axis Linkage Spray Painting Robot, which is a vehicle painting robot composed of a robot body, a computer, and corresponding control system to achieve automatic painting of vehicle body.

Key Factors That Affect Our Results of Operations

Impact OF COVID-19

The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains, and created significant volatility and disruption of financial markets. We have experienced some resulting disruptions to our business operations, and we expect the COVID-19 pandemic could have a material adverse impact on our business and financial performance.

Due to ongoing recession caused by the COVID-19 Pandemic, the Company’s business is likely to be adversely impacted. The effects of recession can also increase economic instability with our vendors and customers.

Key Financial Performance Indicators

Products and Applications

Our industrial machine vision products are integration of physical products and software, and are able to detect stains, scratches, spots, color differences, wrinkles, air bubbles, and other defects on the surface of the workpiece. Based on the detection results, our products can identify defects and generate data reports for technical personnel to analyze. Our machine vision products can be used in intensive manufacturing or hazardous working environment, such as manufacturing of 3C (computer, communication and consumer) consumer electronics, QR code, bar code, glass, hardware, and packages. Our industrial machine vision products can generally deliver with high precision range, quick response speed, and high accuracy. We are also capable of designing customized industrial machine vision solutions based on our customers’ specific demand.

Research and Development

We believe that developing new products and improving our existing products is the fundamental way for us to grow and develop continuously, and it is also an important means for us to retain our existing customers and attract new customers. With the rapid iteration of technology and products, in order to meet customers’ expectations and gain a competitive advantage in the industry, we attach great importance to technology research and development, advocate technological innovation, and insist on driving our development with technology. Our annual investment in research and development accounts for approximately 4% – 5% of our revenue, mainly including costs of labor, design, sample manufacturing and materials.

Our research and development team consists of six personnel, among which, one holds post-doctoral degree, personnel with master’s degree or with overseas education background, including senior technical talents with more than 20 years of experience in artificial intelligence and new energy technology, leading talents with nearly 20 years of experience in image recognition and algorithm processing, and reserve talents with more than 10 years of experience in automation systems, computer software and the Internet industry.

We strive for continuous innovation, grasp and analyze market dynamics, and constantly introduce new technologies and products to meet market demand. We have developed a technology research and development management process and a feasibility evaluation system. All research and development projects must go through preliminary market research, analysis and profitability analysis, and go through strict audit procedures before they can be established.

New Customer Acquisition

Our sales team has profound experience and professional knowledge with deep understanding of market trends, and can provide customers with professional advice and solutions. We currently, and plan to continue promoting our brand and products on popular search engines such as Baidu, which we consider as efficient ways to promote our products in the market and to reach new customers. In addition to our mass advertising efforts on search engines, based on the wide range of applications of our products and customers from various industries, we have adopted, or will adopt a comprehensive set of marketing business models.

Effect of Currency Translation

The majority of our revenues are currently derived from our products, which comes primarily from our contracts with the customers located in the PRC. These revenues are predominantly denominated in RMB. Our reporting and functional currency is the U.S. dollar. The financial statements of our subsidiaries and consolidated affiliated entities using functional currencies other than the U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, our revenue presented in U.S. dollars will be negatively or positively affected.

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2025 and 2024

The following table summarizes the results of our operations for the years ended March 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage of revenue during such periods.

	For the Years Ended March 31,
	2025		2024
	Amount	% of Revenues	Amount	% of Revenues
REVENUES	$36,539,846	100%	$36,598,667	100%
COST OF REVENUES	(26,964,611)	(74)%	(28,636,850)	(78)%
GROSS PROFIT	9,575,235	26%	7,961,817	22%
OPERATING EXPENSES
Selling expenses	(782,523)	(2)%	(322,961)	(1)%
General and administrative expenses	(2,250,827)	(6)%	(2,369,855)	(7)%
Research and development expenses	(3,462,715)	(9)%	(2,286,141)	(6)%
Total operating expenses	(6,496,065)	(17)%	(4,978,957)	(14)%
OPERATING INCOME	3,079,170	9%	2,982,860	8%

	For the Years Ended March 31,
	2025		2024
	Amount	% of Revenues	Amount	% of Revenues
OTHER INCOME (EXPENSES), NET
Interest income	270	—	696	—
Interest expense	(101,713)	—	(57,941)	—
Other income	166,936	—	203,461	1%
Other expense	(47,325)	—	(201,629)	(1)%
Disposal gain of a subsidiary	60,622	—	—	—
Total other income (expenses), net	78,790	—	(55,413)	—
INCOME BEFORE INCOME TAXES	3,157,960	9%	2,927,447	8%
Benefit from (provision for) income taxes	24,605	—	(109,622)	—
NET INCOME	$3,182,565	9%	$2,817,825	8%

Revenues

The following table presents revenues by revenue categories for the years ended March 31, 2025 and 2024, respectively:

	For the Years Ended March 31,
	2025		2024		Variance
Revenue Category	Amount	% of revenues	Amount	% of revenues	Amount	%
Electronic products	$21,968,315	60%	$31,332,376	86%	$(9,364,061)	(30)%
Software	14,571,531	40%	5,266,291	14%	9,305,240	177%
Engineering project	—	—	—	—	—	—
Total revenues	$36,539,846	100%	$36,598,667	100%	$(58,821)	—

Our total revenues remained stable with a slight decrease of $58,821, from $36,598,667 for the year ended March 31, 2024, to $36,539,846 for the year ended March 31, 2025, mainly because the decrease of revenue from sales of electronic products by $9,364,061 or 30% from $31,332,376 for the year ended March 31, 2024, to $21,968,315 for the year ended March 31, 2025 partially offset by the Company’s revenue from sales of software increased by $9,305,240 or 177% from $5,266,291 for the year ended March 31, 2024, to $14,571,531 for the year ended March 31, 2025. The decrease of the sales of electronic products was due to the Company switching the sales focus to the products with higher gross margins and cutting down the electronic products sales with lower gross margins. The increase of the sales of software was due to the Company enhancing its marketing efforts, such as increasing spending in advertising and promotion, which resulted in rapid growth of customers for software during the year ended March 31, 2025. Since the cooperation of the engineering project was suspension, there was no revenue generated for the years ended March 31, 2025 and 2024, respectively.

Cost of Revenues

The following table presents cost of revenue by revenue categories for the years ended March 31, 2025 and 2024  , respectively:

	For the Years Ended March 31,
	2025		2024		Variance
Revenue Category	Amount	% of cost	Amount	% of cost	Amount	%
Electronic products	$19,560,393	73%	$27,765,707	97%	$(8,205,314)	(30)%
Software	7,404,218	27%	871,143	3%	6,533,075	750%
Engineering project	—	—	—	—	—	—
Total cost	$26,964,611	100%	$28,636,850	100%	$(1,672,239)	(6)%

Our cost of revenues primarily include (i) labor costs (including salaries, social insurance and benefits) for employees involved in the Company’s operations and product support, and (ii) related costs of materials and equipment. Cost of revenues for the year ended March 31, 2025 was $26,964,611, a decrease of $1,672,239, or 6%, from $28,636,850 for the year ended March 31, 2024. The decrease was mainly due to the decrease in sales of electronic products due to the switch of the sales focus to the products with higher gross margins and cutting down the electronic products sales with lower gross margins during the year ended March 31, 2025 partially offset by the increase in sales of software due to the Company enhancing its marketing efforts which resulted in rapid growth of customers for software.

As a result of the foregoing, we had gross profits of $9,575,235 and $7,961,817 with gross margins of 26% and 22% for the year ended March 31, 2025 and 2024, respectively. The overall gross margin increased by 4%, mainly due to the expansion of sales of software with higher gross margin during the year ended March 31, 2025 compared to 2024.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2025 and 2024:

	For the Years Ended March 31,				Change
	2025	%	2024	%	Amount	%
Selling expenses	$782,523	12%	$322,961	6%	$459,562	142%
General and administrative expenses	2,250,827	35%	2,369,855	48%	(119,028)	(5)%
Research and development expenses	3,462,715	53%	2,286,141	46%	1,176,574	51%
Total operating expenses	$6,496,065	100%	$4,978,957	100%	$1,517,108	30%

Selling Expenses

Our selling expenses increased by $459,562 or 142% from $322,961 for the year ended March 31, 2024 to $782,523 for the year ended March 31, 2025. The increase was mainly due to increases in salary and welfare.

The increase in salary and welfare of $320,975 or 222  % was due to the increasing effort to promote the business in 2025 by hiring additional staff for sales department.

General and Administrative Expenses

Our general and administrative expenses decreased by $119,028 or 5%, from $2,369,855 for the year ended March 31, 2024 to $2,250,827 for the year ended March 31, 2025.

The decrease was primarily due to a decrease of $290,608   or 41% in professional fees for the year ended March 31, 2025 compared to the same period in 2024, which was mainly resulted from the less fee due to the Company’s independent auditor during the year. Provision for doubtful accounts, rental and property management fee increased by $57,511 or 5% and $56,094 or 66%   for the year ended March 31, 2025 compared to the same period in 2024, respectively.

Research and Development Expenses

Research and development expenses for the year ended March 31, 2025 was $3,462,715, which increased by $1,176,574 or 51% compared to $2,286,141 for the year ended March 31, 2024.

The increase was primarily attributed to the increasing spending on hiring third parties to provide research and development related services, which increased by $1,229,753 or 76% for the year ended March 31, 2025.

Other Income (Expense), net

Total net other income was $78,790 for the year ended March 31, 2025, compared to total net other expense was $55,413 for the year ended March 31, 2024. The increase was primarily due to the gain on disposal of a subsidiary of $60,622 for the year ended March 31, 2024.

Benefit from (Provision for) Income Taxes

Benefit from income taxes were $24,605 for the year ended March 31, 2025.   Provision for income taxes were $109,622 for the years ended March 31, 2024.

Net Income

As a result of the foregoing, we reported a net income of $3,182,565 for the year ended March 31, 2025, compared to a net income of $2,817,825 for the year ended March 31, 2024.

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2024 and 2023

The following table summarizes the results of our operations for the years ended March 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage of revenue during such periods.

	For the Years Ended March 31,
	2024		2023
	Amount	% of Revenues	Amount	% of Revenues
REVENUES	$36,598,667	100%	$13,070,586	100%
COST OF REVENUES	(28,636,850)	(78)%	(9,715,604)	(74)%
GROSS PROFIT	7,961,817	22%	3,354,982	26%
OPERATING EXPENSES
Selling expenses	(322,961)	(1)%	(251,422)	(2)%
General and administrative expenses	(2,369,855)	(7)%	(821,432)	(6)%
Research and development expenses	(2,286,141)	(6)%	(449,828)	(4)%
Total operating expenses	(4,978,957)	(14)%	(1,522,682)	(12)%
OPERATING INCOME	2,982,860	8%	1,832,300	14%

	For the Years Ended March 31,
	2024		2023
	Amount	% of Revenues	Amount	% of Revenues
OTHER INCOME (EXPENSES), NET
Interest income	696	—	347	—
Interest expense	(57,941)	—	(60,242)	(1)%
Other income	203,461	1%	71,586	1%
Other expense	(201,629)	(1)%	(3,639)	—
Total other (expenses) income, net	(55,413)	—	8,052	—
INCOME BEFORE INCOME TAXES	2,927,447	8%	1,840,352	14%
Provision for income taxes	(109,622)	—	(230,297)	(2)%
NET INCOME	$2,817,825	8%	$1,610,055	12%

Revenues

The following table presents revenues by revenue categories for the years ended March 31, 2024 and 2023, respectively:

	For the Years Ended March 31,
	2024		2023		Variance
Revenue Category	Amount	% of revenues	Amount	% of revenues	Amount	%
Electronic products	$31,332,376	86%	$10,617,771	81%	$20,714,605	195%
Software	5,266,291	14%	1,691,547	13%	3,574,744	211%
Engineering project	—	—	761,268	6%	(761,268)	(100)%
Total revenues	$36,598,667	100%	$13,070,586	100%	$23,528,081	180%

Our total revenues increased by $23,528,081 or 180%, from $13,070,586 for the year ended March 31, 2023, to $36,598,667 for the year ended March 31, 2024, mainly because the Company’s revenue from sales of electronic products increased by $20,714,605 or 195% from $10,617,771 for the year ended March 31, 2023, to $31,332,376 for the year ended March 31, 2024. Revenue from sales of software increased by $3,574,744 or 211% from $1,691,547 for the year ended March 31, 2023, to $5,266,291 for the year ended March 31, 2024. The increase was due to the recovering of the economy after the lifting of quarantine and lockdown measures by the PRC government in connection with the COVID-19 pandemic. The Company also enhanced its marketing efforts, such as increasing spending in advertising and promotion, which resulted in rapid growth of customers for electronic products and software during the year ended March 31, 2024. Since the cooperation of the engineering project was suspension, there was no revenue generated for the year ended March 31, 2024.

Cost of Revenues

The following table presents cost of revenues by revenue categories for the years ended March 31, 2024 and 2023, respectively:

	For the Years Ended March 31,
	2024		2023		Variance
Revenue Category	Amount	% of cost	Amount	% of cost	Amount	%
Electronic products	$27,765,707	97%	$9,254,871	95%	$18,510,836	200%
Software	871,143	3%	—	—	871,143	100%
Engineering project	—	—	460,733	5%	(460,733)	(100)%
Total cost	$28,636,850	100%	$9,715,604	100%	$18,921,246	195%

Our cost of revenues primarily includes (i) labor costs (including salaries, social insurance and benefits) for employees involved in the Company’s operations and product support, and (ii) related costs of materials and equipment. Cost of revenues for the year ended March 31, 2024 was $28,636,850, an increase of $18,921,246, or 195%, from $9,715,604 for the year ended March 31, 2023. The increase was mainly due to the significant increase in sales volume of electronic products during the business expansion during the year ended March 31, 2024.

As a result of the foregoing, we had gross profits of $7,961,817 and $3,354,982 with gross margins of 22% and 26% for the year ended March 31, 2024 and 2023, respectively. The overall gross margin decreased by 4%, mainly due to the sales of more electronic products with lower gross margin than engineering projects during the year ended March 31, 2024 compared to 2023.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2024 and 2023:

	For the Years Ended March 31,				Change
	2024	%	2023	%	Amount	%
Selling expenses	$322,961	6%	$251,422	16%	$71,539	28%
General and administrative expenses	2,369,855	48%	821,432	54%	1,548,423	189%
Research and development expenses	2,286,141	46%	449,828	30%	1,836,313	408%
Total operating expenses	$4,978,957	100%	$1,522,682	100%	$3,456,275	227%

Selling Expenses

Our selling expenses increased by $71,539 or 28% from $251,422 for the year ended March 31, 2023 to $322,961 for the year ended March 31, 2024. The increase was mainly due to increases in salary and welfare partially offset by the decrease of professional fees, travel and transportation and office expenses.

The increase in salary and welfare of $85,689 or 145% was due to the increasing effort to promote the business in 2024 by hiring additional staff for sales department.

General and Administrative Expenses

Our general and administrative expenses increased by $1,548,423 or 189%, from $821,432 for the year ended March 31, 2023 to $2,369,855 for the year ended March 31, 2024.

The increase for the year ended March 31, 2024 was primarily due to an increase of $502,388 or 240% in professional fees for the year ended March 31, 2024, compared to the same period in 2023, resulting from the engagement of more professional service providers for the Company’s initial public offering. Provision for allowance for expected credit losses and impairment for contract cost increased by $848,007 or 210% based on the valuation of collectability for accounts receivable, other receivables and amount due from a related party as well as the valuation of contract cost, which is in proportion to the larger amount of accounts receivable resulted from the significant increase of revenue during the year ended March 31, 2024.

Research and Development Expenses

Research and development expenses for the year ended March 31, 2024 was $2,286,141, which increased by $1,836,313 or 408% compared to $449,828 for the year ended March 31, 2023. The increase was primarily attributed to the increasing spending on hiring third parties to provide research and development related services, which increased by $1,432,680 or 759% for the year ended March 31, 2024.

Other Income (Expense), net

Total net other expense was $55,413 for the year ended March 31, 2024, compared to net other income of $8,052 for the year ended March 31, 2023. The decrease was primarily due to the financing expenses for the newly acquired loans of $163,120 for the year ended March 31, 2024.

Provision for Income Taxes

Provision for income taxes were $109,622 and $230,297 for the years ended March 31, 2024 and 2023, respectively, due to a net income before taxes of $2,927,447 for the year ended March 31, 2024, compared to a net income before tax of $1,840,352 for the year ended March 31, 2023.

Net Income

As a result of the foregoing, we reported a net income of $2,817,825 for the year ended March 31, 2024, compared to a net income of $1,610,055 for the year ended March 31, 2023.

B. Liquidity and capital resources

Cash Flows and Working Capital

As of March 31, 2025, our cash was $108,745 compared to $206,187 as of March 31, 2024. As of March 31, 2025 and 2024, our working capital was $4,406,872 and $4,597,664, respectively.

Substantially all of our operations are conducted in the PRC, and all of our revenues and the vast majority of our expenses, cash are denominated in RMB. As of March 31, 2025, majority of our cash was held in China.

Cash Flows for the Year Ended March 31, 2025, Compared to the Year Ended March 31, 2024

The following table summarizes our cash flows for the years ended March 31, 2025 and 2024:

	For the Years Ended March 31
	2025	2024
Net cash used in operating activities	$(1,474,574)	$(2,075,626)
Net cash used in investing activities	(51,660)	(72,126)
Net cash provided by financing activities	1,436,725	1,616,038
Net decrease in cash and cash equivalents	(89,509)	(531,714)
Effect of foreign currency translation on cash and cash equivalents	$(7,933)	$(14,106)

Operating Activities

Net cash used in operating activities was $1,457,574 for the year ended March 31, 2025, as compared to $2,075,626 net cash used in operating activities for the year ended March 31, 2024. The net cash used in operating activities for the year ended March 31, 2025, reflects an increase in accounts receivable of $7,357,104, prepayments, deposits and other receivables of $1,726,074 and prepayments of $4,347,391, respectively, partially offset by a net income of $3,182,565, an increase in accounts payable of $7,050,519, and allowance for expected credit losses of $1,308,589, respectively. The net cash used in operating activities was $2,075,626 for the year ended March 31, 2024, reflects an increase in accounts receivable of $7,082,779, partially offset by allowance for expected credit losses of $1,118,634 and an increase in accounts payable, accrued expenses and other payables of $1,757,876 and $2,071,014, respectively.

Investing Activities

Net cash used in investing activities was $51,660 for the year ended March 31, 2025, as compared to $72,126 net cash used in investing activities for the year ended March 31, 2024. The net cash used in investing activities for the years ended March 31, 2025 was mainly attributable the purchase of intangible assets and disposal of a subsidiary. The net cash used in investing activities for the year ended March 31, 2024 was mainly attributable the purchase of property and equipment and intangible assets.

Financing Activities

Net cash provided by financing for the year ended March 31, 2025, was $1,436,725, as compared to $1,616,038 net cash provided by financing activities for the year ended March 31, 2024. For the year ended March 31, 2025, we obtained short-term bank loans of $2,100,793, funds from shareholders of $562,247 and capital contribution from shareholders of $690,878, partly offset by repaying $1,755,742 to short-term bank loans. For the year ended March 31, 2024, we obtained short-term bank loans of $1,841,745 and capital contribution from shareholders of $1,970,098, partly offset by repaying $926,771 to shareholders, short-term bank loans of $725,536, and deferred IPO costs of $707,233.

Cash Flows for the Year Ended March 31, 2024, Compared to the Year Ended March 31, 2023

The following table summarizes our cash flows for the years ended March 31, 2024 and 2023:

	For the Years Ended March 31
	2024	2023
Net cash used in operating activities	$(2,075,626)	$(1,469,694)
Net cash used in investing activities	(72,126)	(5,257)
Net cash provided by financing activities	1,616,038	2,083,292
Net (decrease) increase in cash and cash equivalents	(531,714)	608,341
Effect of foreign currency translation on cash and cash equivalents	$(14,106)	$(6,651)

Operating Activities

Net cash used in operating activities was $2,075,626 for the year ended March 31, 2024, as compared to $1,469,694 net cash used in operating activities for the year ended March 31, 2023. The net cash used in operating activities for the year ended March 31, 2024, reflects an increase in accounts receivable of $7,082,779, partially offset by allowance for expected credit losses of $1,118,634 and an increase in accounts payable and accrued expenses and other payables of $1,757,876 and $2,071,014, respectively. The net cash used in operating activities for the year ended March 31, 2023, reflects an increase in accounts receivable of $7,369,028 partially offset by our net profit of $1,610,055, an increase in accounts payable and accrued expenses and other payables of $3,022,946 and 513,283, and a decrease in contract costs of $421,034 and repayment from a shareholder of $426,578, respectively.

Investing Activities

Net cash used in investing activities was $72,126 for the year ended March 31, 2024, as compared to $5,257 net cash used in investing activities for the year ended March 31, 2023. The net cash used in investing activities for the years ended March 31, 2024 and 2023, was mainly attributable the purchase of property and equipment and intangible assets.

Financing Activities

Net cash provided by financing for the year ended March 31, 2024, was $1,616,038, as compared to $2,083,292 net cash provided by financing activities for the year ended March 31, 2023. For the year ended March 31, 2024, we obtained short-term bank loans of $1,841,745 and capital contribution from shareholders of $1,970,098, partly offset by repaying $926,771 to shareholders, and short-term bank loans of $725,536, and deferred IPO costs of $707,233. For the year ended March 31, 2023, we obtained short-term bank loans of $583,801, capital contribution of $416,913, and advance from shareholders with $1,036,247.

Contractual Obligations

Loan agreements

The following table sets forth our contractual obligations as of March 31, 2025.

	Payment due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Contractual Obligations
Rental expense	$124,965	$124,965	$—	$—	$—
Short-term bank loans	1,996,775	1,996,775	—	—	—
Long-term bank loans	335,119	47,247	287,872	—	—
Total	$2,456,859	$2,168,987	$287,872	$—	$—

We believe that our current cash and financing from our existing shareholders are adequate to support operations for at least the next 12 months, not including the $10 million cash required to complete the preliminary assembling and installation of production equipment and machineries of an in-house production and assembly line for our Nine-Axis Linkage Spray Painting Robot, which we expect to be covered with 45% of our proceeds from this Offering (which, if less than $10 million, will be supplemented by potential bank loans or other financial options). See “Business — Manufacturing” for details of our plan for installation of an in-house production and assembly line for our Nine-Axis Linkage Spray Painting Robot. We may, however, in the future, require additional cash resources due to changed business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of March 31, 2025.

Concentrations

(a) Customer concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s revenue for the years ended March 31, 2025, 2024 and 2023.

	For The Years Ended March 31,
	2025		2024		2023
Customer	Amount	% of Total	Amount	% of Total	Amount	% of Total
Customer A	$7,302,763	20.0%	$3,249,921	8.9%	$—	—%
Customer B	5,122,292	14.0%	5,916,155	16.1%	2,304,418	17.6%
Customer C	3,185,760	8.7%	—	—	—	—
Customer D	2,013,648	5.5%	—	—	—	—
Customer E	1,570,496	4.3%	—	—	—	—
Customer F	—	—	4,677,343	12.8%	656,407	5.0%
Customer G	357,598	1.0%	2,879,936	7.9%	2,145,998	16.4%
Customer H	—	—	1,679,430	4.6%	—	—
Customer I	—	—	—	—	1,872,624	14.3%
Customer J	—	—	—	—	1,649,313	12.6%
Customer K	—	—	—	—	761,268	5.9%
Total	$19,552,557	53.5%	$18,402,785	50.3%	$9,390,028	71.8%

The following table sets forth information as to each customer that accounted for top 5 of the Company’s accounts receivable as of March 31, 2025 and 2024.

	March 31, 2025		March 31, 2024
Customer	Amount	% of Total	Amount	% of Total
Customer C	$3,061,529	16.0%	$—	—
Customer D	1,984,080	10.4%	—	—
Customer E	1,764,786	9.2%	—	—
Customer L	1,507,917	7.9%	1,343,604	10.1%
Customer M	1,254,796	6.6%	—	—
Customer F	—	—	2,715,963	20.4%
Customer A	634,844	3.3%	2,768,973	20.9%
Customer K	413,633	2.2%	1,006,753	7.6%
Customer L	—	—	906,795	6.8%
Total	$10,621,585	55.6%	$8,742,088	65.8%

(b) Supplier concentrations

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s purchase for the years ended March 31, 2025, 2024 and 2023.

	For The Years Ended March 31,
	2025		2024		2023
Supplier	Amount	% of Total	Amount	% of Total	Amount	% of Total
Supplier A	$3,814,108	14.1%	$4,750,572	16.6%	$4,030,149	41.5%
Supplier B	3,464,892	12.9%	—	—	—	—
Supplier C	2,867,148	10.6%	—	—	—	—
Supplier D	1,820,598	6.8%	—	—	—	—
Supplier E	1,261,080	4.7%	—	—	—	—
Supplier F	—	—	6,792,896	23.7%	649,908	6.7%
Supplier G	—	—	2,748,777	9.6%	—	—
Supplier H	1,003,452	3.7%	2,570,880	9.0%	—	—
Supplier I	—	—	1,682,340	5.9%	—	—
Supplier J	—	—	—	—	1,448,492	14.9%
Supplier K	—	—	—	—	728,847	7.5%
Supplier L	—	—	—	—	715,380	7.4%
Total	$14,231,278	52.8%	$18,545,465	64.8%	$7,572,776	78.0%

Contingencies

We may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. As of March 31, 2025 and 2024 we were not aware of any litigations or lawsuits against us.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

C. Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider:

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial conditioner results of operations. We consider our critical accounting estimates include allowance for expected credit losses for accounts receivable, deposits and other receivables.

Allowance of Expected Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) to replace the incurred loss impairment methodology under U.S. GAAP. This ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which could result in earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model will require us to use a forward-looking expected credit loss impairment methodology for the recognition of credit losses for financial instruments at the time the financial asset is originated or acquired, and require a loss be incurred before it is recognized. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The new standard will apply to account receivable, contract assets and other financial instruments. This standard is effective for us for its fiscal year beginning after December 15, 2019. Adoption of ASU 2016-13 will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. We adopted ASU 326 effective April 1, 2021, the first day of our fiscal year. The adoption of ASU 326 did not have a material impact on our financial position, results of operations or cash flows.

Recent Accounting Pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 202307 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. Management considers that the guidance does not have a significant impact on the disclosures set out in these consolidated financial statements.

In December 2023, FASB issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year to date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively. We are currently evaluating the impact of the update on tour consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. We are currently evaluating the impact of the on our consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Management is currently evaluating this ASU to determine its impact on our disclosures.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date of this Annual Report, and a brief account of the business experience of each of them. The business address for our directors and officers is 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Nanshan District, Shenzhen, China.

Name	Age	Position(s)
Dengyao Jia	55	Director, Chairman of the Board of Directors
Yue Zhu	45	Chief Executive Officer and Director
Tracy Chui-Kam Ng	45	Chief Financial Officer
Chun Yu Leeds Chow	36	Independent Director
Yong Ling	51	Independent Director
Lili Ke	45	Independent Director

The following is a brief biography of each of our executive officers and directors:

Dengyao Jia, Director.    Mr. Dengyao Jia has served as Director since our inception, and has served as chairman of the board of directors since March 31, 2025. Mr. Jia has been serving as the chairman of the board of Hainan Lianhe Enterprise Management Co., Ltd since March 2015. Mr. Jia currently also serves as chairman of the board of Hainan Dingshang Enterprise Management Co., Ltd, a PRC-based company focused on providing management and consulting services to early-stage enterprises, Lianhe Digital Technology (Haikou) Co., Ltd., digital data service provider, and Hainan Lianhe Digital Technology Harbor Development Co., Ltd., a data service developer. Mr. Jia holds an EMBA degree from Cheung Kong Graduate School of Business, and an EMBA from Tianjin University.

Yue Zhu, Chief Executive Officer and Director.    Mr. Yue Zhu is our founder and has served as our Chief Executive Officer since December 12, 2023, and as Director since April 8, 2024. Mr. Zhu also has served as Executive Director of Shenzhen Sowell since its inception. Prior to founding Sowell, from October 2003 to June 2007, Mr. Zhu worked as a researcher in Shenzhen Vocational and Technical College, where his research focused on machine vision and image recognition algorithm. Mr. Zhu was recognized as a Shenzhen High-Level Professional in 2014 by Human Resources and Social Security Administration of Shenzhen Municipality, which is a recognition usually awarded to talents with outstanding innovation capability to contribute to development of Shenzhen City. Mr. Zhu received his degree in software engineering from Hefei University.

Tracy Chui-Kam Ng, Chief Financial Officer.    Ms. Tracy Chui-Kam Ng has served as our Chief Financial Officer since December 12, 2023. Ms. Ng has more than fifteen years of experience in the accounting area. Prior to joining Sowell, Ms. Ng served as chief accounting officer of Phase Scientific International Limited from September 2022 to November 2023. From April 2014 to November 2021, Ms. Ng worked at Hong Kong Takung Art Company Limited as accounting manager and was later promoted to chief financial officer. In that capacity, Ms. Ng was responsible for, among other things, implementing new accounts system, evaluating information for the preparation of financial statements and standardizing accounting policies. From July 2013 to September 2014, Ms. Ng served as an accountant at AirTek International Corporation Limited, a Hong Kong based company distributing heating and air conditioning equipment. From October 2007 to March 2013, Ms. Ng worked as a senior accountant at Wang & Chou Accountancy Corp., a company providing auditing, accounting and other financial services in California. Ms. Ng received her bachelor’s degree in Business Administration with an emphasis in accounting preferred from California State University of East Bay in 2007 and her Degree of Associate (Business/Business Administration) from College of Laney in 2004. Ms. Ng has been a certified public accountant in California since June 2011 and in Hong Kong since January 2017.

Chun Yu Leeds Chow, Independent Director.    Mr. Leeds Chow has served as our independent director since March 31, 2025. Mr. Chow is an accomplished financial executive with extensive experience in financial management, investment analysis, and corporate governance. Starting from September 2022 to March 2025, Mr. Chow served as the Chief Financial Officer at a Nasdaq-listed company, ABVC BioPharma, Inc. (Nasdaq: ABVC), where he assisted with the company’s successful listing on the Nasdaq stock market. In his role, he manages various financial functions including budgeting, financial planning, and investment management, with a focus on ensuring the company’s compliance with regulatory requirements and optimizing its financial performance. He also served as a financial controller of ABVC from March 2021 to August 2022. Prior to joining ABVC, Mr. Chow held senior positions at MCL Financial Group Limited, a financial services and merchant banking firm based in Hong Kong, from September 2019 to March 2021, where he managed deal screening and project management in the food and beverage sector. Mr. Chow has also been serving as a director in Decent Holding Inc. (Nasdaq: DXST), a company specialized in wastewater treatment and river water quality management, since January 2025. Mr. Chow holds a Bachelor of Arts in Business Economics with an Accounting Emphasis from the University of California, Santa Barbara, and an Associate of Arts in Business Economics from Santa Monica College.

Yong Ling, Independent Director.    Mr. Ling has served as our independent director since March 31, 2025. Mr. Ling is an experienced senior executive with over ten years of experience in corporate strategic management. Since September 2024, Mr. Ling has been serving as the Assistant Chief Executive Officer of Guowei Commercial Factoring (Shenzhen) Co., Ltd., a factoring financing company based in China, where he is responsible for the company’s overall operation and management. From March 2022 to August 2024, Mr. Ling served as the Assistant General Manager of Guoyue Financial Leasing (China) Co., Ltd, a financial leasing company based in China, where he was responsible for the company’s overall operation and management. From August 2018 to February 2022, Mr. Ling served as the Assistant General Manager of strategic management department of Shenzhen New Nanshan Holding (Group) Co., Ltd., an investment group focusing on warehousing, logistics, and real estate development, where he was in charge of the company’s strategic planning and performance management. Mr. Ling holds a bachelor of science degree in mechanics from Peking University, and a master of science degree in mechanical engineering from the Ohio State University.

Lili Ke, Independent Director.    Ms. Lili Ke has served as our independent director since March 31, 2025. Ms. Ke has more than 20 years of experience in human resource management. She has been serving as senior executive, leadership coach, and senior human resources consultant at KK Consulting, a human resource consulting company in Australia since September 2009, where she provided human resource consulting and strategy services to various multinational companies. From September 2006 to February 2009, Ms. Ke served as a human resource manager at General Electric China, where she led recruitment of director level position of General Electric China headquarter. From August 2003 to August 2006, Ms. Ke worked as human resource director at Chiaphua Industries Limited in Hong Kong, a manufacture of various industrial and consumer products. Ms. Ke received a master’s degree in human resource management from Cardiff University in 2003, and her bachelor’s degree in international finance from Sun Yat-Sen University in 2001.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

Limitation on Liability and Other Indemnification Matters

Subject to the provisions of the Companies Act and in the absence of fraud or willful default, we may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a Director, managing director, agent, auditor, secretary and other officer for the time being of the Company; or

(b)	is or was, at the request of the Company, serving as a Director, managing director, agent, auditor, secretary and other officer for the time being of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

B. Compensation

Executive Compensation

Summary Compensation Table

The following table shows the annual compensation paid by us for the years ended March 31, 2025.

Name/principal position	Salary	Equity Compensation	All Other Compensation	Total Paid
Yue Zhu / CEO(1)	$33,019	$-	$-	$33,019

Tracy Chui-Kam Ng / CFO(2)	$34,578	$-	-	$34,578

(1)	Appointed CEO effective as of December 12, 2023.

(2)	Appointed CFO effective as of December 12, 2023.

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Employment Agreements

We entered into a five-year employment agreement with Mr. Yue Zhu as CEO, effective as of December 12, 2023, and a one-year employment agreement with Ms. Tracy Chui-Kam Ng as CFO, effective as of December 12, 2023, which was renewed for one-year on December 12, 2024. Pursuant to their respective employment agreements, we agreed to pay to Mr. Yue Zhu a monthly salary of RMB20,000 (approximately $2,919), and to Ms. Tracy Chui-Kam Ng a monthly salary of HK$45,000 (approximately $5,763). Each executive has agreed at all times during the term of the employment and after its termination, to hold in the strictest confidence, and not to use, except for the benefit of the Company, or to disclose to any person, corporation or other entity without written consent of the Company, any confidential information. In addition, each executive officer has agreed to devote all time, care, attention, and best efforts to their duty in the Company, and to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for twelve (12) months following termination of the employment.

In addition, Mr. Yue Zhu also entered into a ten-year employment with Shenzhen Sowell, effective as of April 1, 2023, pursuant to which Shenzhen Sowell agrees to pay to Mr. Zhu a monthly salary of RMB20,000 (approximately $2,919) for his position as the Chief Executive Officer of Shenzhen Sowell. Pursuant to such employment agreement, Mr. Zhu agrees to comply with Shenzhen Sowell’s internal management protocols, and to keep confidential any confidential information gained during the term of the employment. The employment agreement may be terminated with mutual consent, or by Mr. Zhu with 30-day prior written notice, or pursuant to labor-related laws and regulations of the PRC.

Director Compensation

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or otherwise in connection with the discharge of his or her duties as a director. Mr. Dengyao Jia and Mr. Yue Zhu will not receive any additional remuneration for serving as directors of the Company other than remuneration paid to Mr. Yue Zhu as employee of the Company and Shenzhen Sowell. Each of the Mr. Chun Yu Leeds Chow, Mr. Yong Ling and Ms. Lili Ke is entitled to monthly cash compensation in the amount of $2,000, payable quarterly.

For the fiscal year ended March 31, 2025, we did not compensate our directors except for compensation paid to Mr. Yue Zhu for his capacity as the CEO and to Ms. Tracy Chui-Kam Ng for her capacity as the CFO.

C. Board Practices

Composition of Board

Our Board of Directors consists of five (5) directors as of this Annual Report. Pursuant to our Amended and Restated Memorandum and Articles of Association, our officers will be elected by and serve at the discretion of the board.  Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our amended and restated memorandum and articles of association. Officers are elected by, and serve at the discretion of, the board of directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Mr. Chun Yu Leeds Chow, Mr. Yong Ling, and Ms. Lili Ke is “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Memorandum and Articles of Association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee is responsible for, among other matters:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Our Audit Committee consists of Mr. Chun Yu Leeds Chow, Mr. Yong Ling, and Ms. Lili Ke. Mr. Chun Yu Leeds Chow serves as the chairman of our audit committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Mr. Chun Yu Leeds Chow qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

Compensation Committee

The Compensation Committee is responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of Mr. Chun Yu Leeds Chow, Mr. Yong Ling, and Ms. Lili Ke. Mr. Yong Ling serves as the chairman of our compensation committee serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee is responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management

Our Nominating Committee consists of consists of Ms. Lili Ke, Mr. Chun Yu Leeds Chow, and Mr. Yong Ling. Ms. Lili Ke serves as the chairperson of our nominating and corporate governance committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

Corporate Governance

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may at our option comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we currently intend to voluntarily follow all Nasdaq corporate governance rules, including rules regarding committee structure and director independence, as described above, we may in the future choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from the requirement that a majority of our board of directors consists of independent directors.

●	Exemption from the requirement that our audit committee have a written charter addressing the audit committee’s responsibilities and authority as set forth in Nasdaq Rule 5605(c)(1).

●	Exemption from the requirement that our compensation committee have a written charter addressing the remuneration committee’s responsibilities and authority as set forth in Nasdaq Rule 5605(d).

●	Exemption from the requirement to have independent director oversight of director nominations and a formal written charter or board resolution addressing the nominations process as set forth in Nasdaq Rule 5605(e).

●	Exemption from the requirement that we have a code of conduct applicable to all directors, officers and employees and from any requirement that we have a code of conduct in compliance with Section 406 of the Sarbanes-Oxley Act of 2002.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans.

●	Exemption from the requirements governing the review and oversight of all “related party transactions,” as defined in Item 7.B of Form 20-F.

●	Exemption from the requirement that our board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).

Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii).

In addition, as a foreign private issuer, we expect to take advantage of the following exemptions from SEC reporting obligations:

●	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K, disclosing significant events within four days of their occurrence.

●	Exemption from Section 16 rules regarding sales of common shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are mandatorily subject to all of the corporate governance requirements of Nasdaq and the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Interested Party Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must disclose the nature of his interest to all other directors at a meeting of the board after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice given to the board by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings, property, assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

D. Employees

As of the date of this Annual Report, we had a total of 50 full-time employees. The following table sets forth the number of our full-time employees by function as of date of this Annual Report:

Function/Department	Number of Employees
Management	4
Research and Development	16
Sales and Marketing	12
Project Technology	6
General	4
Strategy	5
Finance	3
Total	50

All of our employees are based in China. We enter into standard employment, confidentiality and non-compete agreements with our employees. As required by PRC laws and regulations, we participate in housing provident fund and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, work-related injury and unemployment benefit plans.

None of our employees are currently represented by labor unions. We believe that we maintain good working relationship with our employees and we have not experienced any material labor disputes.

E. Share Ownership

See Item 7 below.

F. Disclosure of Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following tables set forth certain information with respect to the beneficial ownership of our Ordinary Shares as of the date of this Annual Report, for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power and the Ordinary Shares issuable pursuant to share options that are exercisable within 60 days of the date of this Annual Report. Ordinary Shares issuable pursuant to share options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. As of the date of this Annual Report, there were no Ordinary Shares issuable pursuant to share options exercisable within 60 days thereof.

The percentage of beneficial ownership owned is based on 52,000,000 Ordinary Shares outstanding as of the date of this Annual Report.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares. Unless otherwise indicated, the address of each beneficial owner listed in the table below is 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Nanshan District, Shenzhen, China.

	Ordinary Shares
Name and Address of Beneficial Owner	Shares	% of Share
Directors and Named Executive Officers
Dengyao Jia(2)(3)	19,180,000	36.9%
Yue Zhu(1)	15,035,000	28.9%
Tracy Chui-Kam Ng	—	—
Chun Yu Leeds Chow	—	—
Yong Ling	—	—
Lili Ke	—	—
All directors and executive officers as a group (six persons)	34,215,000	65.8%

5% Beneficial Owner
Lianyue Holding Limited(1)	15,035,000	28.9%
Lianhe Holding Group Limited(2)	15,000,000	28.8%
Patten Holding Group Limited(3)	4,180,000	8.0%

(1)	Lianyue Holding Limited is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Yue Zhu, who has the voting and dispositive power with respect to the shares owned by this entity. The address of Lianyue Holding Limited is Sea Meadow House, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

(2)	Lianhe Holding Group Limited is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by Hainan Lianhe Enterprise Management Group Co., Ltd., a limited liability company incorporated under the laws of the PRC. Hainan Lianhe Enterprise Management Group Co., Ltd. is owned by Dengyao Jia (90%) and Hainan Younian Enterprise Management Co., Ltd. (10%), a limited liability company incorporated under the laws of the PRC. As the controlling shareholder and sole director of Lianhe Holding Group Limited, Dengyao Jia is deemed to have the voting and dispositive power with respect to the shares owned by this entity. The address of Lianhe Holding Group Limited is Sea Meadow House, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

(3)	Patten Holding Group Limited is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Dengyao Jia, who has the voting and dispositive power with respect to the shares owned by this entity. The address of Patten Holding Group Limited is Sea Meadow House, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See the section entitled “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Other Transactions with Related Parties

1) Related party balances

	Note	March 31, 2025	March 31, 2024	March 31, 2023
Due from related parties:
Mr. Wanlong Xiao	(1)	$—	$—	$1,019
Mr. Hui Zhang	(2)	552	—	—
Shenzhen Botan Technology Co., Ltd.	(3)	68,962	870,315	1,019
		69,514	870,315	1,019
Less: allowance for expected credit loss		—	(74,391)	—
Total		$69,514	$795,924	$1,019

Due from shareholders:
Mr. Yue Zhu	(4)(11)	$400,406	$—	$250,190
Barton Holding Group Co., LTD	(5)	1,189	—	—
Lianhe Holdings Group Limited	(5)	1,369	—	—
Lianyue Holding Group Limited	(5)	1,369	—	—
Hezhong Holding Limited	(5)	1,853	—	—
Pengxu Holdings Limited	(5)	1,189	—	—
Centralpower Digital Technology CO., LTD	(5)	1,853	—	—
Centraltec Intelligence Technology Co., LTD	(5)	1,369	—	—
Lianyu Holding Group Limited	(5)	1,853	—	—
Lianhe Digits Technology Holding CO., LTD	(5)	900	—	—
Less: allowance for expected credit loss		—	—	—
Total		$413,350	$—	$250,190

Due to related parties:
Mr. Hui Zhang	(2)	$8,511	$8,554	$7,530
Mr. Xin He	(6)	—	555	12,849
Mr. Chuanbo Zhu	(7)	166	167	175
Lianhe Techonology Co. Ltd.	(8)	11,251	—	—
Total		$19,928	$9,276	$20,554

Due to shareholders:
Mr. Yue Zhu	(4)	$—	$60,816	$—
Mr. Dengyao Jia	(9)	535,824	—	—
Hainan Lianhe Enterprise Management Group Co., Ltd.	(10)	92,252	8,138	1,033,840
Total		$628,076	$68,954	$1,033,840

The amounts due from related parties and shareholders, and the amounts due to related parties and shareholders were unsecured, interest-free and repayable loans on demand.

2) Related party transactions

In addition to the transactions and balances detailed above, the Company had the following transactions with related parties:

	Note	March 31, 2025	March 31, 2024	March 31, 2023
Revenue from a related party
Shenzhen Botan Technology Co., Ltd.	(3)	$—	$566,002	$—

Director’s remuneration
Mr. Yue Zhu	(4)	$33,258	$43,532	$33,733

(1)	Mr. Wanlong Xiao is strategic officer of Shenzhen Sowell Technology Development Co., Ltd. and a shareholder of the Company after the year ended March 31, 2023. Due from Mr. Xiao represents expenses prepaid on behalf of Mr. Wanlong Xiao.

(2)	Mr. Hui Zhang is the legal representative of Taiyuan branch of Shenzhen Sowell.

(3)	Shenzhen Botan Technology Co., Ltd. is wholly owned by Mr. Chuanbo Zhu, the chief executive officer of Shenzhen Sowell Digital.

(4)	Mr. Yue Zhu is CEO director and a shareholder of the Company.

(5)	These companies are the shareholders of the Company.

(6)	Mr. Xin He was a director of Wuxi Sowell. Mr. Xin He was no longer a related party to the Company due to the disposal of Wuxi Sowell from December 31, 2024.

(7)	Mr. Chuanbo Zhu is chief executive officer of Shenzhen Sowell Digital.

(8)	Lianhe Technology Co., Ltd. is controlled by Mr. Dengyao Jia, a shareholder of the Company.

(9)	Mr. Dengyao Jia is a shareholder of the Company.

(10)	Hainan Lianhe Enterprise Management Group Co., Ltd. is a shareholder of the Company.

(11)	Due from Mr. Yue Zhu represents unsecured, interest-free and repayable loans. As of the date of this Annual Report, all the balances have been paid.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee which will be tasked with review and approval of all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

The holders of our Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “LHSW”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our Registration Statement on Form F-1, as amended, for our initial public offering (File No. 333-279303), which section is incorporated herein by reference. Our Amended and Restated Memorandum and Articles of Association were filed herein as Exhibit 1.1.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulation—Regulations Relating to Foreign Exchange.”

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

People’s Republic of China Taxation

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, became effective on January 1, 2008, and was last amended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the PRC EIT Law and its implementation rules, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Circular of the SAT on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our Company is a company incorporated outside the PRC. As a holding company, the key assets and records of our Company (including the resolutions of its board of directors and the resolutions of its shareholders) are located and maintained, outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. As such, we do not believe that our Company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders. In addition, nonresident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, as if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. We will continue to monitor our tax status.

United States Federal Income Taxation Considerations

The following does not address the tax consequences to any particular investor or to any person in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders (as defined below) that purchase Ordinary Shares.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (as defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the U.S. in effect as of the date of this Annual Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC (as defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the U.S. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent that the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in USD) for the share and your tax basis (in USD) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our initial public offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in our initial public offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in our initial public offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in our initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares (in the case of Ordinary Shares obtained through the exercise of warrants, the holding period will include the holding period of the underlying warrants);

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock (but not our warrants) to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock (but not our warrants) in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC (no such election is available to warrants). A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of) the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

Section 1014(a) of the Internal Revenue Code provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in Section 1291(e) of the Internal Revenue Code provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Political, social and economic risks

The Company’s operations could be adversely affected by significant political, economic, and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable are $19,144,103 and 13,272,976 for the years ended March 31, 2025 and 2024 respectively.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposit and other current assets

The Company assessed the impairment for its deposit and other current assets individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other current assets as of March 31, 2025 and 2024 is $142,722 and $91,707, respectively.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure during the year.

The sensitivity analysis below has been determined by assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. The bank loan balance exposed to interest rate risk is $nil for the years ended March 31, 2025 and 2024.

Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in RMB, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 4.A. History and Development of the Company” and “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, in relation to our initial public offering of 2,000,000 Ordinary Shares. The Ordinary Shares were sold at an offering price of $4.00 per share, generating gross proceeds of approximately $8.0 million, and net proceeds of approximately $5.3 million. The registration statement relating to the IPO also covered the underwriters’ warrants and the Ordinary Shares issuable upon the exercise thereof in the total amount of 69,000 Ordinary Shares.

We have earmarked and have been using the proceeds of the initial public offering as follows: approximately $1.86 million to invest in our machine vision business (including industrial machine vision, face recognition and AI behavior analysis, weak current intelligence, and electronic customs clearance), to fund the research and development for new products and relevant market expansion; approximately $2.39 million to expand our spray painting robot business, including the preliminary installation of production equipment and machineries of an in-house production and assembly line for production of Nine-Axis Linkage Spray Painting Robots; and approximately $1.06 million for general corporate purposes and working capital.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of March 31, 2025, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

We did not include an attestation report of the company’s registered public accounting firm in this annual report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Chun Yu Leeds Chow is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website: https://ir.cnsoftwell.com/corporate-governance/.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by WWC, P.C., our independent registered public accounting firm,. for the years ended March 31, 2025 and 2024, respectively:

	March 31, 2025	March 31, 2024
	USD	USD
Audit Fees	$138,000	138,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$138,000	138,000

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers and directors of the Company, all other employees of the Company and its subsidiaries, all secretaries and assistants supporting such directors, officers and employees, and consultants or advisors to the Company or its subsidiaries who have or may have access to Material Nonpublic Information (as defined below) regarding the Company and members of the immediate family or household of any such person. (each, an “Insider”) and extends to all activities within and outside an individual’s duties in the Company.

The insider trading policy establishes guidelines and procedures for the following:

1.	No Trading: With certain exceptions, no Insider can engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the close of business on the second trading day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material.

2.	No Tipping: No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

3.	Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information (including, without limitation, via email or by posting on Internet message boards or blogs, anonymously or otherwise) is strictly forbidden.

4.	Black-Out Period and Trading Window. The Insider shall not conduct any transactions involving the purchase or sale of the Company’s securities, other than during the period in any fiscal quarter commencing at the close of business on the second trading day following the date of public disclosure of the financial results for the prior fiscal quarter or year and ending on the twenty-fifth day of the third month of the fiscal quarter (the “Trading Window”). Notwithstanding the foregoing, persons subject to the Insider Trading Policy may submit a request to the Company to purchase or sell the Company’s securities outside the Trading Window on the basis that they do not possess any Material Nonpublic Information. The compliance officer shall review all such requests and may grant such requests on a case-by-case basis if he or she determines that the person making such request does not possess any Material Nonpublic Information at that time.

5.	Duty to Report Inappropriate and Irregular Conduct. All Insiders have a responsibility for maintaining financial integrity within the Company, consistent with generally accepted accounting principles and both federal and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or irregularities, whether by witnessing the incident or being told of it, must report it to their immediate supervisor and to the chairman of the Company’s Audit Committee of the Board (or to the Chairman of the Board, if an Audit Committee has not been established).

We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

ITEM 16K. CYBERSECURITY

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

Since the start of its latest completed fiscal year and up to the date of this Annual Report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

The Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Lianhe Sowell International Group Ltd, and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1	Amended and Restated Memorandum and Articles of Association
2.1*	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to Registration Statement on Form F-1 (File No. 333-279303) filed with the Securities and Exchange Commission on March 24, 2025)
2.2*	Representative’s Warrants (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed with the Securities and Exchange Commission on April 4, 2025)
2.3	Description of Securities
4.1*	Employment Agreement between Lianhe Sowell International Group Ltd and its CEO, Yue Zhu, dated December 12, 2023 (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1 (File No. 333-279303) filed with the Securities and Exchange Commission on March 24, 2025)
4.2*	Employment Agreement between Lianhe Sowell International Group Ltd and its CFO, Tracy Chui-Kam Ng dated December 12, 2024 (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1 (File No. 333-279303) filed with the Securities and Exchange Commission on March 24, 2025)
8.1	List of Subsidiaries
11.1*	Code of Conduct and Ethics (incorporated by reference to Exhibit 14.1 to Registration Statement on Form F-1 (File No. 333-279303) filed with the Securities and Exchange Commission on March 24, 2025)
11.2	Insider Trading Policies
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed

**	Furnished with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Lianhe Sowell International Group Ltd

By:	/s/ Yue Zhu
Name:	Yue Zhu
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	August 15, 2025

LIANHE SOWELL INTERNATIONAL GROUP LTD

For the Years Ended March 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Lianhe Sowell International Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lianhe Sowell International Group Ltd and its subsidiaries (collectively the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

August 15, 2025

We have served as the Company’s auditor since 2023.

LIANHE SOWELL INTERNATIONAL GROUP LTD
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2025 and 2024

(Stated in US Dollars)

	As of March 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$108,745	$206,187
Accounts receivable, net	19,144,103	13,272,976
Prepayments, deposits and other receivables, net	3,321,253	1,200,827
Amount due from related parties, net	69,514	795,924
Amount due from shareholders,	413,350	—
Total current assets	23,056,965	15,475,914

Non-current assets:
Property and equipment, net	67,083	85,370
Intangible assets, net	42,321	11,566
Operating lease right-of-use asset, net	120,918	368,687
Prepayments	6,035,922	2,188,400
Deferred initial public offering (“IPO”) costs	921,217	708,983
Deferred tax assets	484,704	290,967
Total non-current assets	7,672,165	3,653,973

TOTAL ASSETS	$30,729,130	$19,129,887

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term bank loans	$1,996,775	$1,661,981
Current portion of long-term bank loan	47,247	—
Short-term other borrowing	55,121	—
Loan from a shareholder	—	185,867
Accounts payable	11,782,429	4,795,154
Accrued expenses and other payables	2,863,896	2,624,910
Income tax payable	631,419	455,675
Contract liabilities	500,246	791,265
Operating lease liability – current	123,645	258,709
Warranty provision	1,311	26,459
Amount due to related parties	19,928	9,276
Amount due to shareholders	628,076	68,954
Total current liabilities	18,650,093	10,878,250

Non-current liabilities:
Operating lease liability – non-current	—	113,394
Non-current portion of long-term bank loan	287,872	289,323
Long-term other borrowing	137,804	—
Total non-current liabilities	425,676	402,717

TOTAL LIABILITIES	$19,075,769	$11,280,967

LIANHE SOWELL INTERNATIONAL GROUP LTD
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2025 and 2024 — (Continued)

(Stated in US Dollars)

	As of March 31,
	2025	2024
Commitments and contingencies (Note 19)

SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0001; 500,000,000 shares authorized, 50,000,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively	$5,000	$5,000
Subscription receivables	—	(5,000)
Additional paid-in capital	4,374,056	3,688,178
Statutory reserve	297,656	159,109
Retained earnings	6,994,445	4,008,330
Accumulated other comprehensive loss	(75,549)	(6,547)
Equity attributable to the shareholders of the Company	11,595,608	7,849,070

Non-controlling interests	57,753	(150)
Total shareholders’ equity	11,653,361	7,848,920

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$30,729,130	$19,129,887

The accompanying notes are an integral part of these consolidated financial statements.

LIANHE SOWELL INTERNATIONAL GROUP LTD
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

	For the years ended March 31,
	2025	2024	2023
Revenue from third parties	$36,539,846	$36,032,665	$13,070,586
Revenue from a related party	—	566,002	—
REVENUES	$36,539,846	$36,598,667	$13,070,586

COST OF REVENUES	(26,964,611)	(28,636,850)	(9,715,604)

GROSS PROFIT	9,575,235	7,961,817	3,354,982

OPERATING EXPENSES
Selling expenses	(782,523)	(322,961)	(251,422)
General and administrative expenses	(2,250,827)	(2,369,855)	(821,432)
Research and development expenses	(3,462,715)	(2,286,141)	(449,828)
Total operating expenses	(6,496,065)	(4,978,957)	(1,522,682)

OPERATING INCOME	3,079,170	2,982,860	1,832,300

OTHER INCOME (EXPENSE), NET
Interest income	270	696	347
Interest expense	(101,713)	(57,941)	(60,242)
Other income	166,936	203,461	71,586
Other expense	(47,325)	(201,629)	(3,639)
Disposal gain of a subsidiary	60,622	—	—
Total other income (expense), net	78,790	(55,413)	8,052

INCOME BEFORE INCOME TAXES	3,157,960	2,927,447	1,840,352
Benefit from (provision for) income taxes	24,605	(109,622)	(230,297)
NET INCOME	3,182,565	2,817,825	1,610,055
Less: net income (loss) attributable to non-controlling interests	57,903	(89)	(55)
Net income attributable to shareholders of the Company	3,124,662	2,817,914	1,610,110

Other comprehensive loss
Foreign currency translation adjustment	(69,002)	(187,115)	(100,009)
Total comprehensive income	3,113,563	2,630,710	1,510,046
Less: comprehensive income (loss) attributable to non-controlling interests	57,903	(89)	(55)
	$3,055,660	$2,630,799	$1,510,101

Earning per share – basic and diluted	$0.06	$0.06	$0.03

Basic and diluted weighted average shares outstanding	50,000,000	50,000,000	50,000,000

The accompanying notes are an integral part of these consolidated financial statements.

LIANHE SOWELL INTERNATIONAL GROUP LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

	Number of shares	Ordinary shares	Subscription Receivables	Additional paid-in capital	Statutory Reserve	Retained earnings (Accumulated deficit)	Accumulated other comprehensive (loss) income	Equity attributable to the shareholders of the Company	Non- controlling interests	Total
Balance at April 1, 2022	50,000,000	$5,000	$(5,000)	$1,301,167	$—	$(260,585)	$280,577	$1,321,159	$(6)	$1,321,153

Net income	—	—	—	—	—	1,610,110	—	1,610,110	(55)	1,610,055
Capital Contribution	—	—	—	416,913	—	—	—	416,913	—	416,913

Foreign currency translation adjustment	—	—	—	—	—	—	(100,009)	(100,009)	—	(100,009)
Balance at March 31, 2023	50,000,000	$5,000	$(5,000)	$1,718,080	—	$1,349,525	$180,568	$3,248,173	$(61)	$3,248,112

Net income	—	—	—	—	—	2,817,914	—	2,817,914	(89)	2,817,825
Appropriation of statutory reserve	—	—	—	—	159,109	(159,109)	—	—	—	—
Capital Contribution	—	—	—	1,970,098	—	—	—	1,970,098	—	1,970,098
Foreign currency translation adjustment	—	—	—	—	—	—	(187,115)	(187,115)	—	(187,115)
Balance at March 31, 2024	50,000,000	$5,000	$(5,000)	$3,688,178	$159,109	$4,008,330	$(6,547)	$7,849,070	$(150)	$7,848,920

Net income	—	—	—	—	—	3,124,662	—	3,124,662	57,903	3,182,565
Appropriation of statutory reserve	—	—	—	—	138,547	(138,547)	—	—	—	—
Capital Contribution	—	—	5,000	685,878	—	—	—	690,878	—	690,878
Foreign currency translation adjustment	—	—	—	—	—	—	(69,002)	(69,002)	—	(69,002)
Balance at March 31, 2025	50,000,000	$5,000	$—	$4,374,056	$297,656	$6,994,445	$(75,549)	$11,595,608	$57,753	$11,653,361

The accompanying notes are an integral part of these consolidated financial statements.

LIANHE SOWELL INTERNATIONAL GROUP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

	For the Years Ended March 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,182,565	$2,817,825	$1,610,055
Adjustments to reconcile net income to cash used in operating activities:
Expected credit loss allowance	1,308,589	1,118,634	403,071
Depreciation of property and equipment	22,203	14,465	9,409
Amortization of intangible assets	4,024	2,755	2,254
Amortization of operating lease right-of-use asset	281,006	125,902	6,093
Impairment for contract cost	—	132,444	—
Gain on disposal of a subsidiary	(60,622)	—	—
Changes in assets and liabilities
Accounts receivable	(7,357,104)	(7,082,779)	(7,369,028)
Prepayments, deposits and other receivables	(1,726,074)	(1,046,756)	(10,763)
Contract costs	—	—	421,034
Deferred tax assets	(196,288)	(187,662)	51,036
Accounts payable	7,050,519	1,757,876	3,022,946
Operating lease liabilities	(281,682)	(122,460)	(6,238)
Income tax payable	179,026	289,890	176,955
Accrued expenses and other payables	384,468	2,071,014	513,283
Warranty provision	(25,155)	(26,750)	39,700
Contract liabilities	(288,656)	795,256	(652,898)
Prepayments	(4,347,391)	(2,088,867)	(121,103)
Advances to shareholders	(415,590)	—	—
Repayments from a shareholder	—	239,734	426,578
Advances to related parties	—	(875,797)	(1,022)
Repayment from related parties	800,893	—	—
Advances from related parties	10,695	—	8,944
Repayment to related parties	—	(10,350)	—
Net cash used in operating activities	(1,474,574)	(2,075,626)	(1,469,694)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(4,917)	(66,745)	(3,056)
Purchase of intangible assets	(35,011)	(5,381)	(2,201)
Disposal of a subsidiary	(11,732)	—	—
Net cash used in investing activities	(51,660)	(72,126)	(5,257)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment to long-term loan from related party	(185,969)	(91,308)	(27,096)
Repayment to long-term other borrowings	—	(159,973)	(4,852)
Proceeds from long-term other borrowings	194,005	—	11,645
Proceeds from short-term loan from a shareholder	—	187,246	—
Proceeds from short-term bank loans	2,100,793	1,841,745	583,801
Repayment of short-term bank loans	(1,755,742)	(725,536)	—
Repayment of long-term bank loans	(35,634)	(63,700)	(102,669)
Proceeds from long-term bank loans	83,145	291,470	169,303
Advances from shareholders	562,247	—	1,036,247
Repayment to shareholders	—	(926,771)	—
Capital contribution from shareholders	690,878	1,970,098	416,913
Deferred IPO costs	(216,998)	(707,233)	—
Net cash provided by financing activities	1,436,725	1,616,038	2,083,292

Net (decrease) increase in cash and cash equivalents	(89,509)	(531,714)	608,341
Effect of foreign currency translation on cash and cash equivalents	(7,933)	(14,106)	(6,651)
Cash and cash equivalents at beginning of year	206,187	752,007	150,317
Cash and cash equivalents at end of year	$108,745	$206,187	$752,007

Supplemental cash flow information:
Income taxes paid	$—	$13,230	$2,306
Interest paid	100,563	57,941	41,431
Listing fee paid	277,523	659,606	53,248

Supplemental disclosure of non-cash activities:
Operating lease right-of-use asset obtained in exchange for operating lease liability	$—	$497,325	$—

The accompanying notes are an integral part of these consolidated financial statements.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION

Lianhe Sowell International Group Ltd (the “Company” or “Sowell”) is a holding company incorporated on July 26, 2023 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Lianhe Sowell International Holding Group Limited (“Sowell BVI”), which was incorporated in British Virgin Islands on July 18, 2023. Sowell BVI has no substantial operations other than holding all of the outstanding share capital of Lianhe Sowell International Group Limited (“Sowell HK”) which was incorporated in Hong Kong on August 11, 2023. Sowell HK is also a holding company that is holding all of the equity interest of Lianhe Sowell International Holdings (Hangzhou) Co., Ltd (previously known as Lianhe Sowell Enterprise Management (Shanwei) Co., Ltd) (“Sowell Hangzhou”), a wholly foreign owned enterprise incorporated in the People’s Republic of China (“PRC” or “China”) on October 26, 2023, and Lianhe Sowell International Holding (Shenzhen) Co., Ltd (“Sowell International”), a wholly foreign owned enterprise incorporated in the PRC on August 6, 2024, respectively.

The Company, through its PRC subsidiaries, Sowell Hangzhou and Sowell International, holds the PRC operating entities, including Shenzhen Sowell Technology Development Company Limited, which are primarily engaged in trading of electronic products and software development.

On December 1, 2023, the Company completed its reorganization of entities under the common control of the same group of shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization. Sowell Hangzhou is the primary beneficiary of Shenzhen Sowell and other PRC operating entities, and all of these entities included in the Company are under common control, which results in the consolidation of PRC operating entities. This transaction has been accounted for as a reorganization of entities under common control. The unaudited interim condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of period.

Disposal of a Subsidiary

On December 31, 2024, the Company transferred 100% of the equity interest it held in Wuxi Sowell Information Technology Company Limited (“Wuxi Sowell”) a former wholly-owned subsidiary of the Company to an unrelated individual person, Mr. Qigang Guo, and an unrelated company, Wuxi Qiwei Intelligence Equipment Co., Ltd. with the consideration of RMB2. The net liabilities of Wuxi Sowell were $60,622 (RMB437,466) as of December 31, 2024 and the Company generated disposal gain of a subsidiary of $$60,622 (RMB437,468) for the year ended December 31, 2024.

As of the issuance date of the consolidated financial statements, the details of the Company’s subsidiaries are as follows:

Name of Entity	Incorporation Date	Place of incorporation	Ownership %	Principal activities
Lianhe Sowell International Holding Group Limited (“Sowell BVI”)	July 18, 2023	British Virgin Islands	100%	Investment holding
Lianhe Sowell International Group Limited (“Sowell HK”)	August 11, 2023	Hong Kong	100%	Investment holding
Lianhe Sowell International Holdings (Hangzhou) Co., Ltd (previously known as Lianhe Sowell Enterprise Management (Shanwei) Co., Ltd) (“Sowell Hangzhou”)	October 26, 2023	PRC	100%	Enterprise management
Shenzhen Sowell Technology Development Company Limited (“Shenzhen Sowell”)	April 6, 2007	PRC	100%	Trading of electronic products and software development
Hezhi Rongtong (Shenzhen) Technology Company Limited (“Hezhi Rongtong”)	August 13, 2021	PRC	51%	No business activities
Shenzhen Sowell Digital Energy Technology Company Limited (“Shenzhen Sowell Digital”)	October 15, 2021	PRC	80%	No business activities
Suzhou Sowell Vision Technology Company Limited (“Suzhou Sowell”)	August 24, 2022	PRC	100%	No business activities
Shenzhen Aiyin digital Technology Company Limited (“Shenzhen Aiyin”)	July 5, 2022	PRC	51%	No business activities
Anhui Lianhe Sowell Technology Co., Ltd (“Anhui Sowell”)	October 10, 2024	PRC	100%	No business activities
Lianhe Sowell Precision Machine (Hangzhou) Co., Ltd (“Sowell Precision Hangzhou”)	December 30, 2024	PRC	100%	Trading of painting robots
Lianhe Sowell Precise Machine (Shenzhen) Co., Ltd (“Sowell Precision Shenzhen”)	August 26,2024	PRC	83%	Trading of painting robots

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The accompanying audited consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Company”). The Company eliminates all significant intercompany balances and transactions in its audited consolidated financial statements.

Management has prepared the accompanying audited consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and all inter-company balances and transactions have been eliminated upon consolidation. The non-controlling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

Use of Estimates

The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Foreign Currency Translation

The accompanying audited consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of the Company is Chinese Yuan (“RMB”).

The Company’s assets and liabilities are translated into $ from RMB at year-end exchange rates. Their revenues and expenses are translated at the respective average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Period-end: $: RMB exchange rate
March 31, 2025	7.2567
March 31, 2024	7.2203

Period average: $: RMB exchange rate
March 31, 2025	7.2163
March 31, 2024	7.1671
March 31, 2023	6.8516

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Adoption of New Accounting Standard

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 202307 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. Management considers that the guidance does not have a significant impact on the disclosures set out in these consolidated financial statements.

In December 2023, FASB issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year to date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively. Management considers that the guidance does not have a significant impact on the disclosures set out in these consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of the on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Cash Equivalents

The Company considers cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution.

Accounts Receivable, net

Accounts receivable include trade accounts due from customers. The credit terms given to customers are generally 90 days. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate, and makes allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The balance of allowance of March 31, 2025 and 2024, were $2,957,829 and $1,642,216, respectively.

Prepayments, Deposits and Other receivables, net

Prepayments, deposits and other receivables include advance payments or deposit payments made to vendors or service providers for future services that have not been provided and other receivables from third parties. Management reviews on a regular basis to determine if allowance for expected credit loss is adequate, and makes allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The balance of allowance of March 31, 2025 and 2024, were $142,722 and $91,707, respectively.

Property and Equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 5%. The estimated useful lives of the property and equipment are as follows:

Motor vehicles	5 years
Electronic equipment	3 – 5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s results of operations. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Intangible Assets, net

Intangible assets are carried at cost less accumulated amortization. Amortization is provided over their useful lives, using the straight-line method. The estimated useful lives of the intangible assets are as follows:

Invention patent	10 years
Copyright, trademark and other patents	5 years

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of Long-lived Assets

For the long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows generated from the assets and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. No impairment of long-live assets was recorded by the Company as of March 31, 2025, 2024 and 2023.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, and consulting fees related to the registration preparation.

Accrued expense and other payables

Accrued expense and other payables primarily include staff salaries and benefits payable, value-add tax payable, as well as other accrual and payables.

Lease

Effective April 1, 2021, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease right of use (“ROU”) assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of March 31, 2025 and 2024, there were $120,918 and $368,687 operating lease ROU asset and $123,645 and $372,103 operating lease liability based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that the five year’s loan prime rate of PRC plus margin 0.05% was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 4.25%.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

The Company adopted ASC 606 “Revenue Recognition.” It recognizes revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

A summary of each of the Company’s revenue streams under ASC 606 is as follows:

Trading of electronic products

The Company generates revenue from trading of electronic products which comprise of hardware products and self-developed software products generally used for image recognition. The Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The Company typically collect 10% to 20% prepayment upfront before ordering hardware products. 40% to 50% of the contract sum will then be collected upon delivery of finished goods. Remaining accounts receivable will be collected by the Company according to credit period policy applicable to different customers.

Since delivery of hardware product and installation of software product are generally distinct, they are accounted for as two performance obligations by the Company. The transaction prices for hardware product and software product were written separately in contracts, which reflects their stand-alone selling price, respectively.

Performance obligations are fulfilled upon delivery of the finished product to the customer’s inventory warehouse or their specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 0 to 180 days from invoice date. The transaction price is fixed and the Company provides no warranties for the products transferred. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 9 below.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Sales of software product

The Company generates revenue from sales of software products which are self-developed. These software products are generally used for quality control in industrial production. These software products are off the shelf and no significant customization is required for sales. Sales contract of software product is typically fixed priced and does not provide any post contract client support or upgrades.

Upon delivery of the software, client acceptance is generally required. The Company assesses that provision of software product as one performance obligation therefore no allocation of the transaction price is required. Revenue from the sale of software products is recognized at a point in time when software product is delivered to customer’s designated location, at which the control over software products is transferred to the customer with written acceptance. The Company typically collect 10% to 40% prepayment upfront. Remaining accounts receivable will be collected by the Company according to credit period policy applicable to different customers. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 9 below.

Construction of signal systems

The Company generates revenue from construction of signal system projects. The contracts which the Company enters into with clients are fixed price and provide for milestone billings based upon the attainment of specific project objectives to ensure the Company meets its contractual requirements. Duration of project typically last for less than 12 months without significant financing component. The Company assesses that construction of signal systems is considered as one performance obligation. Revenue from construction of signal systems is recognized over time using output method based on regular progress report certified by clients on the percentage of completion of construction projects. Cost incurred in construction projects which progress report is not yet certified by client and the rights to payment not yet established is presented as Contract costs. The Company generally provides limited warranties for work that it has performed and these warranty periods typically last for 2 to 5 years. Warranty provision is measured at fair value estimated by the Company based on historical cost data.

Significant accounts related to the revenue cycle are as follows:

Cost of Revenues

Cost of revenues consists primarily of materials and equipment purchased from suppliers, and labor cost (including salaries and benefits) which are directly related to revenue generating transactions.

Accounts Receivable, net

Accounts receivable, net includes amounts billed under the contract terms. The amounts are stated at their net realizable value. The Company maintains an allowance for expected credit loss to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances.

Contract Costs

Contract costs incurred during the production phases of the Company’s service contracts, are capitalized when the costs relate directly to the contract, are expected to be recovered, and generate or enhance resources to be used in satisfying the performance obligation and such deferred costs will be recognized upon the recognition of the related revenue. These costs primarily consist of labor and material costs directly related to the contract. Contract costs are recognized as Cost of revenue when performance obligation(s) is fulfilled and revenue is recognized concurrently.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company performs periodic reviews to assess the recoverability of the contract costs. The carrying amount of the asset is compared to the remaining amount of consideration. The Company expects to receive for the services to which the asset relates, less the costs that relate directly to providing those services that have not yet been recognized. If the carrying amount is not recoverable, an impairment loss is recognized. For the years ended March 31, 2025, 2024 and 2023, the impairment loss was $nil, $132,444 and $nil, respectively.

Contract Liabilities

Contract liabilities represent payment advanced from customers. It is recognized when a payment is received from a customer before the Company transfers the related goods or services.

Contract liabilities are recognized as revenue when the Company performed its performance obligation(s) under the contract (i.e., transfers control of the related goods or services to the customer).

Warranty Provision

The Company generally warrants construction of signal system projects and the warranty period typically last for 2 to 5 years. The warranty covers defects in parts, materials and workmanship. The Company assesses that these warranties to be assurance-type warranties and measures them at fair value.

Expected Credit Loss

ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective April 1, 2021, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

The details of revenue, cost of revenue and gross margin for different revenue categories of the Company is as follows:

For the Years Ended March 31, 2025

Revenue category	Trading of electronic products	Software development	Engineering project	Total
Revenue	$21,968,315	$14,571,531	$—	$36,539,846
Cost of revenue	19,560,393	7,404,218	—	26,964,611
Gross profit	$2,407,922	$7,167,313	$—	$9,575,235
Gross margin	11%	49%	—%	26%

For the Years Ended March 31, 2024

Revenue category	Trading of electronic products	Software development	Engineering project	Total
Revenue	$31,332,376	$5,266,291	$—	$36,598,667
Cost of revenue	27,765,707	871,143	—	28,636,850
Gross profit	$3,566,669	$4,395,148	$—	$7,961,817
Gross margin	11%	83%	—%	22%

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For the Years Ended March 31, 2023

Revenue category	Trading of electronic products	Software development	Engineering project	Total
Revenue	10,617,771	1,691,547	761,268	13,070,586
Cost of revenue	9,254,871	—	460,733	9,715,604
Gross profit	1,362,900	1,691,547	300,535	3,354,982
Gross margin	13%	100%	39%	26%

Selling Expenses

Selling expenses mainly consist of salaries and benefits of sales and marketing personnel, advertising costs and entertainments.

General and Administrative Expenses

General and administrative expenses mainly consist of salaries and benefits for employees involved in general corporate functions and those not specifically dedicated to sales and marketing, and research and development, rental, depreciation, professional service fees and other general corporate related expenses.

Research and Development Expenses

Research and development expenses are mainly salaries and benefits of in-house engineers and payments made to outside professional providers for research and development activities.

Government Grants

Government grants are recognized as other income, net, or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of operations and comprehensive income (loss) upon receipts as all conditions attached to the grants are fulfilled. Government grants included as other income, net in the consolidated statements of operations and comprehensive income amounted to $135,137, $16,743 and $18,035 for the years ended March 31, 2025, 2024 and 2023, respectively.

Employee Benefit

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has no legal obligation for the benefits beyond the contributions made.

Statutory Reserve

In accordance with the PRC Regulations on Enterprises with Foreign Investment and its articles of association, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The aforementioned reserves can only be used for specific purposes and are not distributed as cash dividends. If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss.

Income Tax

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax, (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Comprehensive Income

The Company presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. The components of comprehensive income were the net income for the years and the foreign currency translation adjustments.

Earning Per Share

The Company computes Earning per share (“EPS”) following ASC Topic 260, “Earnings per share.” Basic income per share is measured as the income available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended March 31, 2025, 2024 and 2023.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance.

The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income that also is reported as consolidated net income on the consolidated statements of operations and comprehensive income, after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes functional expenses (i.e., general and administrative) at the consolidated level to manage the Company’s operations. Other segment items included total other expenses, net, and income tax expenses, which are reflected in the segment and consolidated net income.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related Parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, and bank and other loans, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, and bank and other loans each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 — inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	March 31, 2025	March 31, 2024
Accounts receivable	$22,101,932	$14,915,192
Less: allowance for expected credit loss	(2,957,829)	(1,642,216)
	$19,144,103	$13,272,976

The movement of allowance for expected credit loss is as follow:

	March 31, 2025	March 31, 2024
Balance at beginning of the year	$1,642,216	$698,399
Provision	1,331,258	985,190
Exchange adjustment	(15,645)	(41,373)
Ending balance	$2,957,829	$1,642,216

As of and through July 31, 2025, the Company has received approximately $11.8 million in settlement of accounts receivable from its customers.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 4 — CONTRACT COSTS

Contract costs consist of raw materials and labor cost for different sub-projects of road reconstruction project in Taiyuan, the revenue of which have not been recognized yet. The movement of contract costs is as follow:

	March 31, 2025	March 31, 2024
Balance at beginning of the year	$—	$138,220
Provision for impairment loss	—	(132,444)
Exchange adjustment	—	(5,776)
Ending balance	$—	$—

NOTE 5 — PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES, NET

Prepayments, deposits and other receivables, net consist of the following:

	March 31, 2025	March 31, 2024
Prepayments of service fee	$144,315	$41,221
Prepaid research and development consulting fee	6,500,624	2,188,400
Prepayments of goods	1,664,247	735,445
Amount due from employees	950,459	86,351
Deposits	93,673	94,145
Other receivables	146,579	335,372
Less: allowance for expected credit loss	(142,722)	(91,707)
Prepayments, deposits and other current receivables, net	9,357,175	3,389,227
Less: amounts classified as non-current assets	(6,035,922)	(2,188,400)
Amount classified as current assets	$3,321,253	$1,200,827

The movement of allowance for expected credit loss is as follow:

	March 31, 2025	March 31, 2024
Balance at beginning of the year	$91,707	$35,364
Provision	51,763	58,501
Exchange adjustment	(748)	(2,158)
Ending balance	$142,722	$91,707

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	March 31, 2025	March 31, 2024
Motor vehicles	$43,809	$44,029
Electronic equipment	79,992	75,905
At cost:	123,801	119,934
Less: Accumulated depreciation	(56,718)	(34,564)
Total	$67,083	$85,370

Depreciation expenses for the years ended March 31, 2025, 2024 and 2023 were $22,203, $14,465 and $9,409, respectively.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 7 — INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	March 31, 2025	March 31, 2024
Patent	$47,390	$14,778
Copyright and trademark	6,992	4,886
At cost:	54,382	19,664
Less: Accumulated amortization	(12,061)	(8,098)
Total	$42,321	$11,566

Amortization expenses for the years ended March 31, 2025, 2024 and 2023 were $4,024, $2,755 and $2,254, respectively.

NOTE 8 — DEFERRED IPO COSTS

Deferred IPO costs consist of the following:

	March 31, 2025	March 31, 2024
Legal fees	$424,100	$345,308
Underwriting fees	125,937	101,303
Other professional advisors’ fees	371,180	262,372
	$921,217	$708,983

NOTE 9 — CONTRACT LIABILITIES

Contract liabilities represent the payment advance from customers. The movement of contract liabilities is as follows:

	March 31, 2025	March 31, 2024
Balance at beginning of the year	$791,265	$1,963
Additions	502,558	802,688
Recognized to revenue during the year	(791,214)	(7,432)
Exchange adjustment	(2,363)	(5,954)
Ending balance	$500,246	$791,265

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 10 — BANK LOANS

Bank loans consist of the following:

Provider	Loan period	Interest rate	March 31, 2025	March 31, 2024
Bank of Communications*	May 30, 2024 to May 30, 2025	4.13%	$281,120	$—
Ping’an Bank**	February 7, 2025 to February 6, 2026	4.50%	413,411	—
Industrial Bank*	November 13, 2024 to November 13, 2025	3.80%	358,290	—
China Resources Bank of Zhuhai Co., Ltd*	October 22, 2024 to October 22, 2025	4.26%	292,144	—
Bank of China*	December 6, 2024 to December 5, 2025	3.55%	168,038	—
Bank of China*	December 24, 2024 to December 23, 2025	3.55%	82,765	—
Shanghai Pudong Development Bank***	December 13, 2024 to December 13, 2025	3.20%	401,007	—
Industrial Bank*	August 25, 2023 to August 25, 2024	3.85%	—	159,273
China Resources Bank of Zhuhai Co., Ltd*	October 23, 2023 to October 23, 2024	5.53%	—	293,617
Bank of China*	December 6, 2023 to December 6, 2024	3.90%	—	252,067
Shanghai Pudong Development Bank***	December 13, 2023 to December 13, 2024	3.65%	—	403,030
China Minsheng Bank*	February 27, 2024 to February 27, 2025	4.51%	—	553,994
Short-term bank loans			$1,996,775	$1,661,981

Shenzhen Qianhai WeBank Company Limited*	April 1, 2024 to March 16, 2026	13.77%	47,247	—
Current portion of long-term bank loans			$47,247	$—

China Construction Bank*	June 14, 2023 to June 14, 2026	4.05%	287,872	289,323
Non-current portion of long-term bank loans			$287,872	$289,323

The weighted average interest rate for the short-term bank loans for the years ended March 31, 2025, 2024 and 2023, was approximately 3.96%, 4.33% and 4.05%, respectively. The weighted average interest rate for the long-term bank loans for the years ended March 31, 2025, 2024 and 2023, was approximately 5.42%, 4.05% and 10.98%, respectively. All the bank loans were denominated in RMB.

*	The loans were guaranteed by a shareholder.
**	The loan was unsecured.
***	The loan was guaranteed by a shareholder and a related party.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 11 — LOAN FROM A SHAREHOLDER

Loan from a shareholder consists of the following:

Provider	Loan period	Interest rate	March 31, 2025	March 31, 2024
Hainan Lianhe Enterprise Management Group Co., Ltd.*	December 26, 2023 to December 26, 2024	—	$—	$185,867
Short-term loan from a shareholder			$—	$185,867

The loan from a shareholder was unsecured.

*	Hainan Lianhe Enterprise Management Group Co., Ltd. is a shareholder of the Company.

NOTE 12 — OTHER BORROWINGS

Other borrowings consist of the following:

Provider	Loan period	Interest rate	March 31, 2025	March 31, 2024
Yongxing Hu	December 16, 2024 to December 15, 2025	12.00%	55,121	—
Short-term other borrowing			$55,121	$—
Yongxing Hu	January 13, 2025 to July 13, 2026	12.40%	137,804	—
Long-term other borrowing			$137,804	$—

The other borrowings were unsecured.

NOTE 13 — ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	March 31, 2025	March 31, 2024
Accrued expenses	$534,987	$890,162
Staff salaries and benefits payable	383,732	242,041
Advance from employees	—	3,865
Value-added tax payable	1,941,066	1,476,554
Other taxes and surcharges payable	4,111	1,504
Other payables	—	10,784
Total	$2,863,896	$2,624,910

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 14 — RELATED PARTY BALANCES AND TRANSACTIONS

	Note	March 31, 2025	March 31, 2024
Due from related parties:
Mr. Hui Zhang	(a)	$552	$—
Shenzhen Botan Technology Co., Ltd.*	(b)	68,962	870,315
		69,514	870,315
Less: allowance for expected credit loss		—	(74,391)
Total		69,514	795,924

Due from shareholders:
Mr. Yue Zhu*	(c)	$400,406	$—
Barton Holding Group Co., LTD*	(d)	1,189	—
Lianhe Holdings Group Limited*	(d)	1,369	—
Lianyue Holding Group Limited*	(d)	1,369	—
Hezhong Holding Limited*	(d)	1,853	—
Pengxu Holdings Limited*	(d)	1,189	—
Centralpower Digital Technology CO., LTD*	(d)	1,853	—
Centraltec Intelligence Technology Co., LTD*	(d)	1,369	—
Lianyu Holding Group Limited*	(d)	1,853	—
Lianhe Digits Technology Holding CO., LTD*	(d)	900	—
Less: allowance for expected credit loss		—	—
Total		$413,350	$—

Due to related parties:
Mr. Hui Zhang	(a)	$8,511	$8,554
Mr. Xin He	(e)	—	555
Mr. Chuanbo Zhu	(f)	166	167
Lianhe Techonology Co. Ltd.	(g)	11,251	—
Total		$19,928	$9,276

Due to shareholders:
Mr. Yue Zhu	(c)	$—	$60,816
Mr. Dengyao Jia	(h)	535,824	—
Hainan Lianhe Enterprise Management Group Co., Ltd.	(i)	92,252	8,138
Total		$628,076	$68,954

The amounts due from related parties and shareholders, and the amounts due to related parties and shareholders were unsecured, interest-free and repayable on demand.

*	As of July 31, 2025, the amount due from related parties and shareholders has been settled.

The movement of allowance for expected credit loss is as follow:

	March 31, 2025	March 31, 2024
Balance at beginning of the year	$74,391	$—
(Reversal) provision	(74,432)	74,943
Exchange adjustment	41	(552)
Ending balance	$—	$74,391

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

	Note	March 31, 2025	March 31, 2024	March 31, 2023
Revenue from a related party
Shenzhen Botan Technology Co., Ltd.	(b)	$—	$566,002	$—

Director’s remuneration
Mr. Yue Zhu	(c)	$33,258	$43,532	$33,733

(a)	Mr. Hui Zhang is the legal representative of Taiyuan branch of Shenzhen Sowell.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 14 — RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

(b)	Shenzhen Botan Technology Co., Ltd. is wholly owned by Mr. Chuanbo Zhu, the chief executive officer of Shenzhen Sowell Digital.

(c)	Mr. Yue Zhu is CEO director and a shareholder of the Company.

(d)	These companies are the shareholders of the Company.

(e)	Mr. Xin He was a director of Wuxi Sowell. Mr. Xin He was no longer a related party to the Company due to the disposal of Wuxi Sowell from December 31, 2024.

(f)	Mr. Chuanbo Zhu is chief executive officer of Shenzhen Sowell Digital.

(g)	Lianhe Technology Co., Ltd. is controlled by Mr. Dengyao Jia, a shareholder of the Company.

(h)	Mr. Dengyao Jia is a shareholder of the Company.

(i)	Hainan Lianhe Enterprise Management Group Co., Ltd. is a shareholder of the Company.

NOTE 15 — LEASE

The Company has various operating leases for office space. The lease agreement does not specify an explicit interest rate and the interest rate implicit in the lease is not readily determinable. The Company’s management believes that the five year’s loan prime rate of PRC plus margin 0.05% was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 4.25%.

As of March 31, 2025 and 2024, the right-of-use asset totaled $120,918 and $368,687, respectively.

As of March 31, 2025 and 2024, lease liability consists of the following:

	March 31, 2025	March 31, 2024
Lease liability – current portion	$123,645	$258,709
Lease liability – non-current portion	—	113,394
Total	$123,645	$372,103

The following table represents the lease cost as of the periods indicated.

	March 31, 2025	March 31, 2024	March 31, 2023
Amortization of operating lease right of use assets	$281,006	$125,902	$6,093
Interest on lease liabilities	10,883	9,485	25
Short term lease expenses	73,437	73,941	71,082
Total	$365,326	$209,328	$77,200

The following table represents the maturity of lease liabilities as of March 31, 2025.

Operating Leases
2026	124,965
Total lease payments	124,965
Less: interest	(1,320)
Present value of lease liabilities	$123,645

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 15 — LEASE (cont.)

Other lease information is as follow:

Lease Term and Discount Rate	March 31, 2025	March 31, 2024	March 31, 2023
Weighted-average remaining lease term – operating leases	0.42 years	1.42 years	—
Weighted-average discount rate – operating leases	4.25%	4.25%	—

The following table represents the minimum cash lease payments included in the measurement of lease liabilities for the periods presented.

	March 31, 2025	March 31, 2024	March 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:
Cash outflows for operating leases	$293,516	$131,945	$6,263

NOTE 16 — EMPLOYEE BENEFIT PLAN

The PRC

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Company incurred for the plan amounted to $128,351, $107,255 and $60,416 for the years ended March 31, 2025, 2024 and 2023, respectively.

NOTE 17 — INCOME TAXES

Cayman Islands

Lianhe Sowell International Group Ltd is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the current laws of the Cayman Islands. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Lianhe Sowell International Holding Group Limited is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current laws of the British Virgin Islands. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

HKSAR

Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

PRC

The Company’s PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Shenzhen Sowell was approved as an HNTE in December 20, 2021, Shenzhen Sowell is entitled to a reduced income tax rate of 15% beginning January 1, 2022 and is able to enjoy the reduced income tax rate in the next three years. The Company assessed it is probable for Shenzhen Sowell to obtain the renewed HNTE certificate and continue to enjoy the preferential rate of 15%.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 17 — INCOME TAXES (cont.)

Under the EIT law of the PRC, the Company can enjoy a 100%, 100% and 75% additional deduction for eligible Research and development (“R&D”) expenses for the years ended March 31, 2025, 2024 and 2023, respectively.

Income tax consists of the followings:

	March 31, 2025	March 31, 2024	March 31, 2023
Current income taxes	$171,683	$297,284	$179,261
Deferred income taxes	(196,288)	(187,662)	51,036
(Benefit from) provision for income taxes	$(24,605)	$109,622	$230,297

The following table provide the reconciliation of the differences between the statutory and effective tax expenses for the years ended March 31, 2025, 2024 and 2023:

	March 31, 2025	March 31, 2024	March 31, 2023
Income before income taxes	$3,157,960	$2,927,447	$1,840,352
Cayman Islands statutory income tax rate	0%	0%	0%
Income taxes computed at Cayman Islands statutory income tax rate	—	—	—

PRC statutory income tax rate	25%	25%	25%
Income tax computed at statutory income tax rate	789,490	731,862	460,088
Tax effect on additional deductible expense	(521,082)	(345,014)	(50,606)
Tax effect on non-deductible expense	33,721	20,496	60,461
Tax effect on tax losses not utilized	—	—	4,850
Tax effect on utilization of tax losses	—	—	(111,497)
Tax effect on preferential tax rates	(326,734)	(297,722)	(184,035)
Change in deferred income taxes	—	—	51,036
(Benefit from) provision for income taxes	$(24,605)	$109,622	$230,297

The following table reconciles the statutory rate to the Company’s effective tax rate for the year ended March 31, 2025, 2024 and 2023:

	March 31, 2025	March 31, 2024	March 31, 2023
Cayman Islands statutory income tax rate	0%	0%	0%
PRC statutory income tax rate	25.0%	25.0%	25.0%
Tax effect on additional deductible expense	(16.6)%	(11.8)%	(2.7)%
Tax effect on non-deductible expense	1.1%	0.7%	3.3%
Tax effect on tax losses not utilized	—	—	0.3%
Tax effect on utilization of tax losses	—	—	(6.1)%
Tax effect on preferential tax rates	(10.3)%	(10.2)%	(10.0)%
Change in deferred income taxes	—	—	2.7%
Effective income tax rate	(0.8)%	3.7%	12.5%

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 17 — INCOME TAXES (cont.)

The significant components of deferred tax assets are as follows:

	March 31, 2025	March 31, 2024
Allowance for expected credit loss	$465,083	$271,247
Impairment for contract cost	19,621	19,720
Valuation allowance	—	—
Deferred tax assets	$484,704	$290,967

The movement of deferred tax assets is as follows:

	March 31, 2025	March 31, 2024	March 31, 2023
Balance at beginning of the year	$290,967	$110,064	$174,397
Charged to income – operating loss	—	—	(111,497)
Credited to income – allowance for expected credit loss	196,288	167,795	60,461
Credited to income – impairment for contract cost	—	19,867	—
Exchange adjustment	(2,551)	(6,759)	(13,297)
Ending balance	$484,704	$290,967	$110,064

NOTE 18 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was incorporated under the laws of the Cayman Islands on July 26, 2023. The original authorized number of ordinary shares was 500 million shares with par value of US$0.0001. The Company issued 50,000,000 ordinary shares at $0.0001 par value per share to the participating shareholders in connection with the reorganization of the Company.

Additional paid-in capital

On December 2, 2022, Hainan Lianhe Enterprise Management Group Co., Ltd. (“Hainan Lianhe”) invested $416,913 into Shenzhen Sowell in exchange for 30.0% of the beneficial ownership of Shenzhen Sowell.

On June 26, 2023, Mr. Dengyao Jia invested $552,485 into Shenzhen Sowell in exchange for 20.0% of the beneficial ownership of Shenzhen Sowell.

For the year ended March 31, 2024, Hainan Lianhe further invested $1,417,613 into Shenzhen Sowell by capital injection and payment of expenses on behalf of the Company.

For the year ended March 31, 2025 Hainan Lianhe further invested $685,878 into Shenzhen Sowell by payment of expenses on behalf of the Company.

The Company has undergone several re-organization transactions for the sake of seeking a listing of its ordinary shares on a national exchange in the United States. On December 12, 2023, as a result of the completion of the reorganization transactions, 15,000,000 shares of the Company were issued in the name of Lianhe Holding Group Limited (“Lianhe Holding”), equivalent to 30.0% of the Company outstanding ordinary shares. Lianhe Holding is a wholly-owned subsidiary of Hainan Lianhe, accordingly, Hainan Lianhe is the beneficial owner of the 15,000,000 shares of the Company’s ordinary shares.

Completion of IPO

On April 4, 2025, the Company consummated the Offering of 2,000,000 ordinary shares at a price to the public of $4.00 per share. The aggregate gross proceeds from the Offering amounted to $8,000,000, prior to deducting underwriting discounts, commissions and offering-related expenses. Upon the completion of the Offering, 52,000,000 Ordinary Shares are issued and outstanding.

On April 4, 2025, pursuant to the Underwriting Agreement, the Company issued 5-year warrants to R.F. Lafferty & Co., Inc to purchase an aggregate of 60,000 Ordinary Shares at $4.8 per share. Such warrant may be exercised beginning on October 4, 2025.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 19 — COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2025 and through the issuance date of these consolidated financial statements.

NOTE 20 — CONCENTRATIONS OF RISKS

(a) Customer concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s revenue for the years ended March 31, 2025, 2024 and 2023.

	For The Years Ended March 31,
	2025		2024		2023
Customer	Amount	% of Total	Amount	% of Total	Amount	% of Total
Customer A	$7,302,763	20.0%	$3,249,921	8.9%	$—	—%
Customer B	5,122,292	14.0%	5,916,155	16.1%	2,304,418	17.6%
Customer C	3,185,760	8.7%	—	—	—	—
Customer D	2,013,648	5.5%	—	—	—	—
Customer E	1,570,496	4.3%	—	—	—	—
Customer F	—	—	4,677,343	12.8%	656,407	5.0%
Customer G	357,598	1.0%	2,879,936	7.9%	2,145,998	16.4%
Customer H	—	—	1,679,430	4.6%	—	—
Customer I	—	—	—	—	1,872,624	14.3%
Customer J	—	—	—	—	1,649,313	12.6%
Customer K	—	—	—	—	761,268	5.9%
Total	$19,552,557	53.5%	$18,402,785	50.3%	$9,390,028	71.8%

The following table sets forth information as to each customer that accounted for top 5 of the Company’s accounts receivable as of March 31, 2025 and 2024.

	March 31, 2025		March 31, 2024
Customer	Amount	% of Total	Amount	% of Total
Customer C	$3,061,529	16.0%	$—	—
Customer D	1,984,080	10.4%	—	—
Customer E	1,764,786	9.2%	—	—
Customer L	1,507,917	7.9%	1,343,604	10.1%
Customer M	1,254,796	6.6%	—	—
Customer F	—	—	2,715,963	20.4%
Customer A	634,844	3.3%	2,768,973	20.9%
Customer K	413,633	2.2%	1,006,753	7.6%
Customer L	—	—	906,795	6.8%
Total	$10,621,585	55.6%	$8,742,088	65.8%

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 20 — CONCENTRATIONS OF RISKS (cont.)

(b) Supplier concentrations

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s purchase for the years ended March 31, 2025, 2024 and 2023.

	For The Years Ended March 31,
	2025		2024		2023
Supplier	Amount	% of Total	Amount	% of Total	Amount	% of Total
Supplier A	$3,814,108	14.1%	$4,750,572	16.6%	$4,030,149	41.5%
Supplier B	3,464,892	12.9%	—	—	—	—
Supplier C	2,867,148	10.6%	—	—	—	—
Supplier D	1,820,598	6.8%	—	—	—	—
Supplier E	1,261,080	4.7%	—	—	—	—
Supplier F	—	—	6,792,896	23.7%	649,908	6.7%
Supplier G	—	—	2,748,777	9.6%	—	—
Supplier H	1,003,452	3.7%	2,570,880	9.0%	—	—
Supplier I	—	—	1,682,340	5.9%	—	—
Supplier J	—	—	—	—	1,448,492	14.9%
Supplier K	—	—	—	—	728,847	7.5%
Supplier L	—	—	—	—	715,380	7.4%
Total	$14,231,278	52.8%	$18,545,465	64.8%	$7,572,776	78.0%

NOTE 21 — RISKS

Political, social and economic risks

The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable are $19,144,103 and 13,272,976 for the years ended March 31, 2025 and 2024 respectively.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposit and other current assets

The Company assessed the impairment for its deposit and other current assets individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other current assets as of March 31, 2025 and 2024 is $142,722 and $91,707, respectively.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

(Stated in US Dollars)

NOTE 21 — RISKS (cont.)

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure during the year.

The Company did not have any exposure to interest rate risk for the years ended March 31, 2025 and 2024 as the Company’s bank loans and other borrowings were at fixed interest rate, and loan from a shareholder was interest-free.

Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in RMB, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

NOTE 22 — SEGMENT REPORTING

The following table presents the significant revenue and expense categories in the Company’s single operating segment:

	March 31, 2025	March 31, 2024	March 31, 2023
Revenue	$36,539,846	$36,598,667	$13,070,586
Cost of sales	(26,964,611)	(28,636,850)	(9,715,604)
Selling and marketing expenses	(782,523)	(322,961)	(251,422)
General and administrative expenses	(2,250,827)	(2,369,855)	(821,432)
Research and development expenses	(3,462,715)	(2,286,141)	(449,828)
Other income (expenses), net	78,790	(55,413)	8,052
Benefit from (provision for) income taxes	24,605	(109,622)	(230,297)
Net income	$3,182,565	$2,817,825	$1,610,055

NOTE 23 — SUBSEQUENT EVENTS

Completion of IPO

On April 4, 2025, the Company consummated the Offering of 2,000,000 ordinary shares at a price to the public of $4.00 per share. The aggregate gross proceeds from the Offering amounted to $8,000,000, prior to deducting underwriting discounts, commissions and offering-related expenses. Upon the completion of the Offering, 52,000,000 Ordinary Shares are issued and outstanding.

On April 4, 2025, pursuant to the Underwriting Agreement, the Company issued 5-year warrants to R.F. Lafferty & Co., Inc to purchase an aggregate of 60,000 Ordinary Shares at $4.8 per share. Such warrant may be exercised beginning on October 4, 2025.

The Company evaluates all events and transactions that occur from March 31, 2025 through August 15, 2025 which is the date that these consolidated financial statements are available to be issued. Other than the event disclosed above and elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.