Form 20-F
period 2026-03-31
Lianhe Sowell International Group Ltd
filed 2026-08-13
CIK 2004024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Yue Zhu, Chief Executive Officer

15th Floor, Sannuo Smart Building,

No. 3388 Binhai Ave, Binhai Community,

Nanshan District, Shenzhen, China
Tel: +86-400-616-9629

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A Ordinary Shares, par value $0.0016	LHSW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of March 31, 2026, the issuer had 3,250,000 Class A Ordinary Shares and 62,500 Class B Ordinary Shares issued and outstanding.

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

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

●	“China” and “PRC” refer to the People’s Republic of China;

●	“Shenzhen Aiyin” refers to Shenzhen Aiyin Digital Technology Co., Ltd, a limited liability company organized under the laws of China, which is 51% owned by Shenzhen Sowell.

●	“Shenzhen Sowell” refers to Shenzhen Sowell Technology Development Co., Ltd., a limited liability company organized under the laws of China, which is wholly-owned by Sowell Hangzhou.

●	“Shenzhen Sowell Digital” refers to Shenzhen Sowell Digital Energy Technology Co., Ltd., a limited liability company organized under the laws of China, which is 80% owned by Shenzhen Sowell.

●	“Sowell BVI” refers to Lianhe Sowell International Holding Group Limited, a company organized under the laws of British Virgin Islands, which is wholly-owned by Sowell.

●	“Sowell HK” refers to Lianhe Sowell International Group Limited, a company organized under the laws of Hong Kong, which is wholly-owned by Sowell BVI.

●	“Sowell International” refers to Lianhe Sowell International Holdings (Shenzhen) Co., Ltd., a limited liability company organized under the laws of China, which is wholly-owned by Sowell HK.

●	“Sowell Precision Hangzhou” refers to Lianhe Sowell Precision Machine (Hangzhou) Co., Ltd., a limited liability company organized under the laws of China, which is wholly-owned by Sowell Hangzhou.

●	“Sowell Precision Shenzhen” refers to Lianhe Sowell Precision Machine (Shenzhen) Co., Ltd., a limited liability company organized under the laws of China, which is 83% owned by Sowell International.

●	“Sowell Hangzhou” refers to Lianhe Sowell International Holdings (Hangzhou) Co., Ltd., a limited liability company organized under the laws of China, which is wholly-owned by Sowell HK.

●	“Suzhou Sowell” refers to Suzhou Sowell Vision Technology Co., Ltd., a limited liability company organized under the laws of China, which is wholly-owned by Shenzhen Sowell.

●	Depending on the context, “we,” “us,” “our company,” “our,” the “Company” and “Sowell” refer to Lianhe Sowell International Group Ltd, a Cayman Islands company, and its subsidiaries, Sowell BVI, Sowell HK, Sowell Hangzhou, Sowell International, and other PRC operating entities, unless the context otherwise indicates.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Our reporting currency is U.S. dollar and the functional currencies for the subsidiaries are Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB6.8980 to USD1.00, the noon mid rates on March 31, 2026, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

ii

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry, beginning on page 1 of this Annual Report, include, but are not limited to, the following:

●	Our historical growth may not be indicative of our future performance, which is dependent upon factors beyond our control such as market conditions of the machine vision industry in China. See a more detailed discussion of this risk factor on page 3 of this Annual Report.

●	Our business may be exposed to risks associated with an increasingly concentrated customer base. See a more detailed discussion of this risk factor on page 4 of this Annual Report.

●	If we are unable to retain existing customers or attract new ones, or to attract sufficient spending from our customers, our business, results of operations and financial condition could be materially and adversely affected. See a more detailed discussion of this risk factor on page 4 of this Annual Report.

●	If we lose the services of any of our key executive officers and other key employees, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed. See a more detailed discussion of this risk factor on page 5 of this Annual Report.

●	The industry in which we operate is highly fragmented and intensively competitive, and if we fail to compete effectively with current or future competitors, our business, results of operations and financial conditions could be materially and adversely affected. See a more detailed discussion of this risk factor on page 7 of this Annual Report.

●	Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business, reputation and competitive edge. Intellectual property is crucial to our competitiveness and success. See a more detailed discussion of this risk factor on page 9 of this Annual Report.

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected. See a more detailed discussion of this risk factor on page 38 of this Annual Report.

Risks Related to Our Corporate Structure

Risks related to our corporate structure, beginning on page 14 of this Annual Report, include, but are not limited to, the following:

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. See a more detailed discussion of this risk factor on page 14 of this Annual Report.

Risks Related to Doing Business in China

We are based in China and have substantially all of our operations in China. Although our subsidiary in Hong Kong currently does not carry out any substantial operations other than being the holding company of a PRC subsidiary, if in the future our Hong Kong subsidiary begins to conduct substantial operations or hold any assets, there is no guarantee that legal and operational risks associated with being based in and having operations in mainland China will not apply to our operations or assets in Hong Kong in light of the PRC government’s recent expansion of authority in Hong Kong. We face uncertainties related to doing business in China in general, beginning on page 15 of this Annual Report. including, but not limited to, the following:

●	Because substantially all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. PRC laws and regulations governing our current business operations may be revised from time to time with respect to the PRC legal system, such revision or changes in laws and regulations in China could have a material adverse effect on us. See a more detailed discussion of this risk factor on page 15 of this Annual Report.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See a more detailed discussion of this risk factor on page 20 of this Annual Report.

●	The transfer of funds, dividends and other distributions between Sowell and our subsidiaries is subject to restriction. See a more detailed discussion of this risk factor on page 21 of this Annual Report.

●	To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong. See a more detailed discussion of this risk factor on page 22 of this Annual Report.

●	We must remit the offering proceeds to our PRC operating subsidiaries before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner. See a more detailed discussion of this risk factor on page 23 of this Annual Report.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management. See a more detailed discussion of this risk factor on page 25 of this Annual Report.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. See a more detailed discussion of this risk factor on page 27 of this Annual Report.

Risks Related to Our Class A Ordinary Shares and Our Offerings

Risks and uncertainties related to our Class A Ordinary Shares and future offering, beginning on page 31 of this Annual Report, include, but are not limited to, the following:

●	A sale or perceived sale of a substantial number of our Class A Ordinary Shares may cause the price of our Class A Ordinary Shares to decline. See a more detailed discussion of this risk factor on page 31 of this Annual Report.

●	If our financial condition deteriorates, we may not meet the continued listing standards of the Nasdaq Capital Market. See a more detailed discussion of this risk factor on page 31 of this Annual Report.

●	The market price for the Class A Ordinary Shares may be volatile. See a more detailed discussion of this risk factor on page 34 of this Annual Report.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 34 of this Annual Report.

Our historical growth may not be indicative of our future performance, which is dependent upon factors beyond our control such as market conditions of the machine vision industry in China.

Our historical growth rate and results may not be indicative of our future growth or performance, and we cannot assure you that we will grow at the same rate as we did in the past or avoid any decline. There is an inherent risk in using our historical financial information to project or estimate our financial performance in the future, as it only reflects our past performance under particular conditions. We may not be able to sustain our historical growth rate, revenue, gross margin and return on net assets for various reasons, some of which are beyond our control, including deterioration in the market conditions of the machine vision industry in China, macro-economic measures taken by the PRC government to manage economic growth and intensified competition in the industry. If we fail to successfully address any of the foregoing risks and uncertainties, our business, results of operations and financial condition may be materially and adversely affected. In addition, our future performance will depend in part on our ability to effectively manage our growth and deal with any and all issues that may potentially hinder our growth. As our operations grow in scale, scope and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable management resources. If we fail to maintain the necessary level of discipline or fail to allocate limited resources effectively in our organization as it grows, our business, results of operations and financial condition could be materially and adversely affected. To effectively manage our growth, we will also need to implement a variety of new and upgraded operational, technological and financial systems, procedures and controls, including the improvement of our accounting, actuarial, claims and other internal management systems and the enhancement of our compliance and risk control capabilities. The expansion of our business may increase our exposure to liquidity risk, credit risk and operational risk. We expect that we will need to continue to devote substantial financial, operational and technical resources to managing our growth and implementing our business strategies. In order to attain and maintain profitability, we will need to recruit, develop and retain skilled and experienced personnel, which will increase our cost. Our results of operations and financial condition may not always meet the expectations of public market analysts or investors, and may vary from period to period due to a variety of factors beyond our control, which could cause the price of our Class A Ordinary Shares to decline.

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

We currently do not enter into any long-term framework agreement with our customers. With our technologically advanced products and customer service, we have formed long-term cooperative relationships with some of our repeating customers, providing our machine vision technology empowered solutions and face recognition products to our customers’ factories in both China and overseas. With a number of our repeat customers, we have been cooperating with them to provide product or services for a long time. Despite the fact that we do not enter into long-term framework agreements with most of our repeat customers, we were reached out by our customers repeatedly given our product quality, competitive price offering, and attentive customer service, which is evidenced by sales revenue generated from repeat customers over the years. We believe our long-term cooperative relationship with our customers enabled us to form substantial understanding of our customers’ business and operational needs, so that we could provide more compatible product solutions catered to their specific needs.

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

Our financial statements are expressed in USD. However, substantial of our revenues and expenses are denominated in Renminbi (RMB). Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our Class A Ordinary Shares will be affected by the foreign exchange rate between USD and RMB because the primary value of our business is effectively denominated in RMB, while the Class A Ordinary Shares will be traded in USD.

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

As we may rely on dividends paid to us by our PRC subsidiaries, any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our Class A Ordinary Shares in foreign currency terms. For example, to the extent that we need to convert USD we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the USD would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into USD for the purpose of making payments for dividends on our Class A Ordinary Share or for other business purposes, appreciation of the USD against the RMB would have a negative effect on the USD amount available to us. Furthermore, appreciation or depreciation in the value of the RMB relative to the USD would affect our financial results reported in USD terms without giving effect to any underlying change in our business or results of operations. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert into foreign currencies.

The success of our business depends on our ability to maintain and enhance our brand.

We believe that maintaining and enhancing our brand is significant to the success of our business. Our operational and financial performance is highly dependent on the strength of our well-recognized brand, which is critical for forging long-term relationships in our industry. However, we cannot assure you that we will be able to maintain and enhance our brand in China’s machine vision industry. In addition, negative publicity about us, our products and services, operations and our management could threaten the perception of our brand. We may receive negative publicity, including negative Internet and blog postings about our Company, our business, our management, our services or our affiliates. Such negative publicity may come from malicious harassment or unfair competition acts by third parties. We may even be subject to government or regulatory investigation as a result of such negative publicity and may be required to spend significant time and incur substantial costs to defend ourselves, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Harm to our reputation and customer confidence can also arise for many other reasons, including misconduct of our employees or any third parties we conduct business with. As a result, our brand may suffer in the marketplace, our operational and financial performance may be negatively affected and the price of our Class A Ordinary Shares may decline.

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

A significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations, mobile networks, the internet or the operations of our third-party technology providers. In addition, any further outbreaks of COVID-19 or other unforeseen public health crises, or political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, whether in mainland China or abroad, could adversely affect our operations or the economies of the markets where we operate. The COVID-19 pandemic adversely affected our testing and commercialization efforts between 2020 and 2022, and we cannot assure you that new outbreaks, particularly with new variants, will not occur. Any such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in mainland China and globally. Any natural disaster, act of terrorism or other disruption to us or our business partners’ abilities could result in decreased demand for our product and service offerings or a delay in the provision of our offerings, which could adversely affect our business, financial condition and results of operations. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. Disruptions or downturns in global or national or local economic conditions may cause demand for our products and services to decline. An economic downturn resulting in a prolonged recessionary period would have a material adverse effect on our business, financial condition, and operating results.

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

We may require additional capital beyond those generated by our initial public offering from time to time to grow our business. Accordingly, we may need to sell additional equity or debt securities. Future issuances of equity or equity-linked securities could significantly dilute our existing shareholders, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A Ordinary Shares. The incurrence of debt financing would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

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

We require substantial working capital to fund our business development plans. We also anticipate the possibility of having to raise additional funds in order to achieve our plans and accomplish our immediate and longer-term business strategy. These additional funds likely will be raised through the issuance of Company’s securities in debt and/or equity financings. If we are unable to raise these additional funds on terms acceptable to us, we will be required to limit our expenditures for continuing our product development activities and expanding our sales and marketing operations, reduce our work force, or find alternatives to fund our business on terms that are not as favorable to the Company. Any such actions would impair our product development and expansion plans, reduce potential revenues, increase operating losses, and any such incidents would impair our product development and expansion plans, reduce potential revenues, result in operating losses, and adversely affect the value of the Company’s securities.

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

We lease premises for our principal executive offices of approximately 1,842 square meters (approximately 19,829 square feet) as of the date of this Annual Report. We cannot assure you that we would be able to renew this lease agreement on favorable terms or at all. If a lease agreement is renewed at a rent substantially higher than the current rate, our business and results of operations may be adversely affected. If we are unable to negotiate for a renewal of the lease, we may be forced to relocate our offices and it may be difficult and costly to relocate on a timely basis, which could have an adverse effect on our ability to operate our business and on our results of operations.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will not be subject to the same, new or revised accounting standards as other public companies that are not emerging growth companies. As a result of our election to be an emerging growth company, our financial statements may not be comparable to companies that comply with public company effective dates

We may undertake mergers, acquisition or investments to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisition or investments.

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

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment will likely require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions; the value of your Class A Ordinary Shares may be diluted. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

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

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Class A Ordinary Shares.

Furthermore, if the PRC government determines that our corporate structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Class A Ordinary Shares may decline significantly in value or become worthless if the determinations, changes or interpretations result in impermissibility of our corporate structure and our inability to assert control over the assets of our PRC subsidiaries that accordingly conduct all or substantially all of our operations.

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

We believe that we are in compliance with the current data security, cybersecurity, and other regulations and policies issued by the CAC, and we have not received any inquiry, notice, warning, or sanctions from the CAC or other PRC governmental authorities for violation of those regulations or policies to date. However, since many of those regulations or policies are relatively new, there remains significant uncertainty as to their interpretation and implementation. If PRC governmental authorities interpret or implement those regulations or policies in a way different from us and conclude that there are violations by us in the future, or new laws, regulations, rules, or detailed implementation and interpretation are adopted that result in noncompliance by us, we may be subject to fines, penalties or other sanctions, which may have a significant adverse impact on our financial position, operations and the value of our Class A Ordinary Shares. As of the date of this Annual Report, we have not received any notice from any authorities identifying any of our PRC subsidiaries as a critical information infrastructure operator or requiring us to go through cybersecurity review or network data security review by the CAC There remains uncertainty, however, as to how the Cybersecurity Review Measures, the Data Security Management Regulations Draft and the Measures will be interpreted or implemented, and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures, the Data Security Management Regulations Draft and the Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review or network data security review in the future.

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

Since the Confidentiality and Archives Administration Provisions are newly promulgated, and the interpretation and implementation are not very clear, we cannot assure you that whether we will be required to undergo any approval, filing or other procedures in relation to the provision of auditing records and other materials in connection with our offering or our list on the Nasdaq or we will be able to receive clearance of such regulatory requirements in a timely manner, or at all, in the future. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our future capital raising activities, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Class A Ordinary Shares to significantly decline in value or become worthless.

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

We must remit the proceeds from our offshore offerings to our PRC operating subsidiaries before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

The proceeds from our offshore offerings may be sent back to the PRC, and the process for sending such proceeds back to the PRC may be time-consuming. We may be unable to use these proceeds to grow our business until our PRC subsidiaries receives such proceeds in the PRC. Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC subsidiaries is required to be registered with China’s SAFE in its local branches and satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between its respective total project investment amount and registered capital or three times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net assets of our PRC subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to Shenzhen Sowell are subject to the registration with State Administration for Market Regulation in its local branches, report submission to the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE.

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

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and the value of our Class A Ordinary Shares.

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

There are significant legal and other obstacles to obtain information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

We conduct substantially all of our business operations in China, and a majority of our directors and senior management are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate. While shareholder claims are common in the United States, including class action securities law and fraud claims, shareholders are generally difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, the SEC holds in China, there are significant legal and other obstacles to obtain information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

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

In addition, there is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

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

With respect to our Hong Kong entity, although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our cash demand.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, we may primarily rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required, in principle, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Class A Ordinary Shares. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entity (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand.

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

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the common shareholders) may be subject to PRC tax on gains realized on the sale or other disposition of the common stock, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the common shareholders) and any gain realized on the transfer of the common stock or Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares.

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

Risks Related to Our Class A Ordinary Shares

Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. All of the Class A Ordinary Shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining Class A Ordinary Shares will be “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

A sale or perceived sale of a substantial number of our Class A Ordinary Shares may cause the price of our Class A Ordinary Shares to decline.

We, each of our directors and officers, holders of 5% or more of our outstanding Class A Ordinary Shares as of the effective date of the registration statement of our initial public offering, and certain minority shareholders as set forth in the underwriting agreement, have agreed or are otherwise contractually restricted for a period of 12 months after closing of our initial public offering, without the prior written consent of the Representative, not to sell, transfer, or otherwise dispose of any Class A Ordinary Shares or similar securities. Class A Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended. If our shareholders sell substantial amounts of our Class A Ordinary Shares in the public market, the market price of our Class A Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Class A Ordinary Shares. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

If our financial condition deteriorates, we may not meet continued listing standards on the Nasdaq Capital Market.

The Nasdaq Capital Market requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our Class A Ordinary Shares are delisted from the Nasdaq Capital Market at some later date, our shareholders could find it difficult to sell our Class A Ordinary Shares. In addition, if our Class A Ordinary Shares are delisted from the Nasdaq Capital Market at some later date, we may apply to have our Class A Ordinary Shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if our Class A Ordinary Shares are delisted at some later date, our Class A Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established clients and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Class A Ordinary Shares might decline. If our Class A Ordinary Shares are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our Class A Ordinary Shares would decline and that our shareholders would find it difficult to sell their shares.

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

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate, or Non-Cooperating Jurisdictions (“NCJs”), the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. If we fail to meet the new listing standards in the future before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the NASDAQ Capital Market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our Class A Ordinary Shares trading in the United States.

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

In addition, on June 22, 2021, the U.S. Senate passed the AHFCAA, which amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

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

Our predecessor auditor WWC, P.C. and current auditor, EliteCPA P.C., both independent registered public accounting firms, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliances with the applicable professional standards. Each of WWC, P.C., headquartered in San Mateo, California and EliteCPA P.C., headquartered in Piscataway, New Jersey, is subject to regular inspection by the PCAOB on a regular basis.

Our predecessor and current auditor are not identified in the report issued by the by PCAOB on December 16, 2021 as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit WWC, P.C. and EliteCPA P.C. to provide audit workpapers to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities on a national exchange or “over-the-counter” markets may be prohibited under the HFCA Act. In addition, under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, which could be reduced to two consecutive years if the AHFCAA, passed by the U.S. Senate on June 22, 2021, is signed into law, and this ultimately could result in our Class A Ordinary Shares being delisted by the exchange. Furthermore, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The market price for the Class A Ordinary Shares may be volatile.

The trading prices of the Class A Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the Class A Ordinary Shares, regardless of our actual operating performance. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of the Class A Ordinary Shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the Class A Ordinary Shares they hold or may not be able to sell their Class A Ordinary Shares at all.

Furthermore, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards China-based companies listed in the United States in general, which consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities.

In addition to the above factors, the price and trading volume of the Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our customers or our industry;

●	conditions in the machine vision industry in China;

●	announcements of studies and reports relating to the quality of our products or those of our competitors;

●	investor perceptions about us, our business and in general companies with operations in China;

●	changes in the economic performance or market valuations of other machine vision companies;

●	general economic and securities market conditions;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	the absence of cash dividends on our Class A Ordinary Shares;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares;

●	the development and sustainability of an active trading market for our Class A Ordinary Shares;

●	sales or perceived potential sales of additional Class A Ordinary Shares; and

●	The COVID-19 pandemic, the ensuing economic recessions and deterioration in the credit market in many countries.

Other than the aforementioned potential factors that may affect the price and trading volume of our Class A Ordinary Shares, there are no known factors particular to our offering that may add to this risk.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

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

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of our initial public offering. We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and the market value of our Class A Ordinary Shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

Based on the market price of our Class A Ordinary Shares and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder, including increased U.S. federal income tax liability and additional reporting requirements. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. holders who own our Class A Ordinary Shares if we were determined to be a PFIC, see “United States Federal Income Taxation Considerations — Passive Foreign Investment Company (“PFIC”).”

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

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

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Class A Ordinary Shares.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F . In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from the Nasdaq Capital Market to regulatory investigations and to civil or criminal sanctions.

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

On April 4, 2025, our Class A Ordinary Shares commenced trading on Nasdaq under the symbol “LHSW.” We raised an aggregate of US$8,000,000 in gross proceeds from our initial public offering, before deducting underwriting commissions and the offering expenses payable by us.

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

Machine vision technology is the foundation of our business. As a transformative subset of artificial intelligence, machine vision technology revolutionizes the way machines perceive and interpret visual information, and is particularly valuable in areas where human vision is inadequate to meet requirements for size, accuracy, or speed. Leveraging advanced algorithms and image processing techniques, machine vision enables computers to comprehend, analyze, and respond to visual data with unparalleled precision. We found application of machine vision technology across diverse industries, ranging from manufacturing, transportation, security, and building management. We offer a variety of machine vision products that have similar technological foundation, production processes, and sales distribution channels, with customized settings to accommodate various needs of our customers in different industries. As of the date of this Annual Report, we categorize our machine vision products in four categories based on their application settings: industrial machine vision, artificial intelligence (face recognition and AI behavior analysis), intelligent weak current (building intelligence and intelligent transportation), and electronic customs clearance. In 2022, we also successfully developed Nine-Axis Linkage Spray Painting Robots, which we believe are one of the advanced robotic systems in China’s vehicle repair and maintenance industry. In 2025 and 2026, the Company successfully developed a nano-molecular high-temperature steam car washing machine and a fuel station service robot. The introduction of these two products provides more convenient and time-efficient solutions for automotive aftermarket maintenance and servicing.

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

In addition to machine vision products, we recently successfully developed Nine-Axis Linkage Spray Painting Robots, nano-scale high-temperature steam car-washing robot and gas station service robot.

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

Nano-scale high-temperature steam car-washing machine:

The nano steam car-washing machine is a high-tech device designed for rapid cleaning while conserving water and electricity and minimizing environmental impact. It uses approximately 3–5 liters of water per wash, representing a water savings of up to 95% compared to conventional car-washing methods. The system also consumes relatively low electricity (approximately 1 kWh per wash).

The machine utilizes water (without foam) at high temperatures of up to 150°C to effectively remove dirt and contaminants from vehicles, while the generated steam provides high-temperature disinfection and helps clean the vehicle’s air-conditioning circulation system.

The nano high-purity, high-temperature process can complete a full car wash in approximately 10 minutes, offering rapid cleaning without damaging the vehicle’s paint, while achieving water savings, energy efficiency, and zero pollution.

Gas station service robot:

An automated fueling robot is an intelligent robotic system designed for motor vehicles to enable unmanned and contactless refueling. It is generally available in two configurations: a fixed-arm model installed at fueling islands and a mobile model equipped with its own robotic platform.

Key features include:

●	Fully automated operation. Users can initiate refueling through a mobile application, an on-board unit (OBU), or one-touch command. Leveraging AI and 3D vision technologies, the robot can identify the vehicle model, fuel-cap location, and opening mechanism, and automatically complete the entire refueling process, including opening the fuel door, removing the fuel nozzle, dispensing fuel, and restoring equipment to its original position, without requiring the driver to leave the vehicle.

●	Explosion-proof and safety-focused design. The system incorporates explosion-proof certifications and safety monitoring functions, including real-time fuel vapor and leakage detection, personnel intrusion monitoring, emergency shutdown capabilities, automatic overfill protection, and other safeguards designed to comply with applicable fueling station safety standards.

●	Intelligent interaction and contactless payment. The robot integrates technologies such as voice interaction, display systems, facial recognition, and digital payment solutions, supporting fueling cards, mobile applications, biometric authentication, automated payment processing, and electronic invoicing.

●	Cloud-edge coordinated management. Through 5G and Internet-of-Things connectivity, multiple robots can be centrally managed and coordinated, enabling optimized dispatching, predictive maintenance, and real-time synchronization of transaction data.

●	Flexible deployment. Fixed-arm models can be integrated into existing fueling islands, while mobile models utilize Simultaneous Localization and Mapping (SLAM) and satellite-navigation technologies for precise positioning, dynamic obstacle avoidance, and flexible deployment across multiple fueling locations.

●	Environmental adaptability. The robots are designed to operate in a wide range of environmental conditions, including extreme temperatures, high-altitude locations, and challenging weather conditions, while supporting continuous 24-hour operation.

Overall, automated fueling robots combine safety, AI-driven visual recognition, fully automated operation, and contactless payment technologies to improve efficiency, reduce labor costs and fuel-spill risks, and support applications in smart fueling stations, logistics parks, and other specialized operating environments.

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

Customers

We provide comprehensive technical solutions for our customers in various industries in China and abroad, including technology companies, educational institutions, schools, and manufacturing factories in various industries. Long-term and stable customer resources are crucial for our continuous growth. We currently do not enter into any long-term framework agreements with our customers. With our technologically advanced products and customer service, we have formed long-term cooperative relationships with some of our repeating customers, providing our machine vision technology empowered solutions and face recognition products our customers’ factories in both China and overseas. With a number of our repeat customers, we have been cooperating with them to provide product or services for a long time. Despite the fact that we do not enter into long-term framework agreements with most of our repeat customers, we were reached out by our customers repeatedly given our product quality, competitive price offering, and attentive customer service, which is evidenced by sales revenue generated from repeat customers over the years. We believe our long-term cooperative relationship with our customers enabled us to form substantial understanding of our customers’ business and operational needs, so that we could provide more compatible product solutions catered to their specific needs.

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

Research and Development

We believe that developing new products and improving our existing products is the fundamental way for us to grow and develop continuously, and it is also an important means for us to retain our existing customers and attract new customers. With the rapid iteration of technology and products, in order to meet customers’ expectations and gain a competitive advantage in the industry, we attach great importance to technology research and development, advocate technological innovation, and insist on driving our development with technology. Our annual investment in research and development accounts for approximately 15% – 20% of our revenue, mainly including costs of labor, design, sample manufacturing and materials.

Our research and development team consists of ten personnel, among which, one holds post-doctoral degree, personnel with master’s degree or with overseas education background, including senior technical talents with more than 20 years of experience in artificial intelligence and new energy technology, leading talents with nearly 20 years of experience in image recognition and algorithm processing, and reserve talents with more than 10 years of experience in automation systems, computer software and the Internet industry.

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

As of the date of this Annual Report, we owned 18 invention patents, 22 utility model patents, seven appearance design patents, 56 software copyrights, and ten trademarks.

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

Recent Development

Completion of our Initial Public Offering

On April 2, 2025, the Company entered into an underwriting agreement with R.F. Lafferty & Co., Inc., as the representative of the underwriters named therein, pursuant to which the Company agreed to sell to the underwriters in a firm commitment underwritten IPO an aggregate of 2,000,000 Class A Ordinary Shares (pre-share consolidation), at a public offering price of $4.00 per share (pre-share consolidation). The Company has also granted the Underwriters a 30-day option to purchase up to an additional 300,000 Class A Ordinary Shares (pre-share consolidation) to cover over-allotments, if any.

On April 3, 2025, the Class A Ordinary Shares commenced trading on Nasdaq Capital Market under the symbol “LHSW”.

On April 4, 2025, the Company consummated the IPO of 2,000,000 Class A Ordinary Shares (pre-share consolidation) at a price to the public of $4.00 per share (pre-share consolidation). The aggregate gross proceeds from the IPO amounted to $8,000,000, prior to deducting underwriting discounts, commissions and offering-related expenses. Upon the completion of the IPO, 52,000,000 Class A Ordinary Shares (pre-share consolidation) were issued and outstanding.

On April 4, 2025, pursuant to the Underwriting Agreement, the Company issued 5-year warrants to the Representative to purchase an aggregate of 60,000 Class A Ordinary Shares at $4.8 per share (pre-share consolidation). Such warrant may be exercised beginning on October 4, 2025 (the “IPO Representative Warrants”).

Re-designation and Re-classification of Shares

On November 6, 2025, the Company held an extraordinary general meeting of shareholders, and approved the re-designation and re-classification of shares of the Company, so that the then-remaining authorised but unissued Class A Ordinary Shares of par value of US$0.0001 each in the Company be and are re-designated and re-classified into (i) 398,000,000 Class A Ordinary Shares on a one for one basis and (ii) 50,000,000 Class B Ordinary Shares of the Company, par value US$0.0001 per share, with 100 votes per share, on a one for one basis; and such that the authorised share capital of the Company shall become US$50,000 divided into: (a) 450,000,000 Class A Ordinary Shares of a par value of US$0.0001 each; and (b) 50,000,000 Class B Ordinary Shares of a par value of US$0.0001 each. The shareholders also approved at the meeting to issue 400,000 Class B Ordinary Shares to Lianyue Holding Limited and 600,000 ordinary Class B Ordinary Shares to Patton Holding Group Limited at a per share purchase price at par value.

April 2026 Private Placement

On April 7, 2026, the Company entered into the Subscription Agreement with Shenzhen Sowell Technology Development Co., Ltd, a subsidiary of the Company, and Lianyue Holding Limited, a British Virgin Islands company, which is wholly owned by the Company’s Chief Executive Officer and Chairman of the board of directors, Yue Zhu. Pursuant to the Subscription Agreement, the Affiliate agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the Affiliate, an aggregate of 2,000,000 Class B Ordinary Shares of the Company (pre-share consolidation), par value US$0.0001 per share, for a purchase price of US$0.167 per share, representing the average pre-consolidation closing price, as reported on Nasdaq.com, of the Class A Ordinary Shares of the Company, par value $0.0001 each, for 80% of the five (5) trading days immediately preceding the date on which the Board approved the transaction. The gross proceeds from this offering were $334,000. The 2,000,000 Class B Ordinary Shares were issued in accordance with Regulation S under the Securities Act of 1933, as amended. For additional information regarding this related party transaction, see “RELATED PARTY TRANSACTIONS” section.

The transaction contemplated by the Subscription Agreement was closed on April 9, 2026. The entry into the Subscription Agreement and the consummation of the transaction contemplated thereby have been approved and ratified by the Company’s audit committee of the Board on April 7, 2026.

Immediately following the closing of the transaction contemplated by the Subscription Agreement, Yue Zhu, through Lianyue Holding Limited, beneficially owns 15,035,000 Class A Ordinary Shares and 2,400,000 Class B Ordinary Shares, representing approximately 72.45% of the aggregate voting power of the Company’s outstanding ordinary shares.

May 2026 Shareholder Meeting

On May 28, 2026, the Company held an extraordinary general meeting of shareholders where the shareholders approved the First Share Consolidation, possible share consolidations in the future with the ratio to be no less than 2:1 nor greater than 250:1 at an effective time to be determined by the Board, and a share capital increase immediately after the First Share Consolidation with the authorised share capital be increased from US$50,000.00 divided into 28,125,000 Class A Ordinary Shares with a par value of US$0.0016 each and 3,125,000 Class B Ordinary Shares with a par value of US$0.0016 each to US$80,000,000 divided into 45,000,000,000 Class A Ordinary Shares with a par value of US$0.0016 each and 5,000,000,000 Class B Ordinary Shares with a par value of US$0.0016 each.

The First Share Consolidation was effective on June 22, 2026. The Company’s amended and restated articles of association in connection with the First Share Consolidation was adopted on June 18, 2026. As a result of the First Share Consolidation, every 16 shares of the Company’s issued and outstanding Class A and Class B Ordinary Shares were automatically converted into one share of Class A and Class B Ordinary Shares, with $0.0016 par value per share. All share and per share data in this Annual Report have been retroactively restated to reflect the First Share Consolidation of the Company as if the First Share Consolidation had occurred at the beginning of the earliest period presented.

July 2026 Private Placement

On June 30, 2026, the Company entered into a share subscription agreement with Shenzhen Sowell Technology Development Co., Ltd, a subsidiary of the Company, and Lianyue Holding Limited, a British Virgin Islands company, which is wholly owned by the Company’s Chief Executive Officer and Chairman of the board of directors, Yue Zhu. Pursuant to the subscription agreement, Mr. Zhu agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Mr. Zhu, an aggregate of 2,400,000 Class B Ordinary Shares of the Company, par value US$0.0016 per share, for a purchase price of US$0.165 per share, representing the average closing price, as reported on Nasdaq.com, of the Class A Ordinary Shares of the Company, par value US$0.0016 each, for 75% of the five (5) trading days immediately preceding the date on which the Board approved the transaction. The gross proceeds from this offering were $396,000. The 2,400,000 Class B Ordinary Shares were issued in accordance with Regulation S under the Securities Act of 1933, as amended. Prior to this transaction, Mr. Zhu beneficially owned 150,000 Class B Ordinary Shares, in addition to the 939,688 Class A Ordinary Shares.

The transaction contemplated by the Subscription Agreement was closed on June 30, 2026. The entry into the agreement and the consummation of the transaction contemplated thereby have been approved and ratified by the Company’s audit committee of the Board on July 1, 2026.

Immediately following the closing of the transaction contemplated by the subscription agreement, Yue Zhu, through Lianyue Holding Limited, beneficially owned 939,688 Class A Ordinary Shares and 2,550,000 Class B Ordinary Shares (consisting of 150,000 Class B Ordinary Shares previously held by Mr. Zhu and the 2,400,000 Class B Ordinary Shares issued in July 2026), representing approximately 97.69% of the aggregate voting power of the Company’s outstanding ordinary shares.

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

The Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”) was adopted by the second meeting of the 13th National People’s Congress on March 15, 2019, which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated Regulation for Implementing the Foreign Investment Law of the People’s Republic of China (the “Regulation”), which became effective on January 1, 2020.

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

While we believe we do not involve leaking any state secret and working secret of government agencies, or harming national security and public interest in connection with provision of documents, materials and accounting archives, we may be required to perform additional procedures in connection with the provision of accounting archives. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

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

D. Property, Plants and Equipment

Our principal executive offices are located in 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Nanshan District, Shenzhen, China. We lease our office of approximately 1,842 square meters (approximately 19,829 square feet) under a lease which will expire on August 31, 2027.

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

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2026 and 2025

The following table summarizes the results of our operations for the years ended March 31, 2026 and 2025, respectively, and provides information regarding the dollar and percentage of revenue during such periods.

	For the Years Ended March 31,
	2026		2025
	Amount	% of Revenues	Amount	% of Revenues
REVENUES	$43,269,569	100%	$36,539,846	100%
COST OF REVENUES	(34,009,809)	(79)%	(26,964,611)	(74)%
GROSS PROFIT	9,259,760	21%	9,575,235	26%
OPERATING EXPENSES
Selling expenses	(1,088,455)	(3)%	(782,523)	(2)%
General and administrative expenses	(7,185,009)	(17)%	(2,250,827)	(6)%
Research and development expenses	(7,811,079)	(18)%	(3,462,715)	(9)%
Total operating expenses	(16,084,543)	(37)%	(6,496,065)	(17)%
OPERATING (LOSS) INCOME	(6,824,783)	(16)%	3,079,170	9%

	For the Years Ended March 31,
	2026		2025
	Amount	% of Revenues	Amount	% of Revenues
OTHER INCOME (EXPENSES), NET
Interest income	471	—	270	—
Interest expense	(130,207)	—	(101,713)	—
Other income	255,929	1%	166,936	—
Other expense	(263,613)	(1)%	(47,325)	—
Disposal gain of a subsidiary	—	—	60,622	—
Total other (expenses) income, net	(137,420)	—	78,790	—
(LOSS) INCOME BEFORE INCOME TAXES	(6,962,203)	(16)%	3,157,960	9%
Benefit from income taxes	1,311,824	3%	24,605	—
NET (LOSS) INCOME	$(5,650,379)	(13)%	$3,182,565	9%

Revenues

The following table presents revenues by revenue categories for the years ended March 31, 2026 and 2025, respectively:

	For the Years Ended March 31,
	2026		2025		Variance
Revenue Category	Amount	% of revenues	Amount	% of revenues	Amount	%
Electronic products	$30,847,929	71%	$21,968,315	60%	$8,879,614	40%
Software	$12,421,640	29%	$14,571,531	40%	$(2,149,891)	(15)%
Total revenues	$43,269,569	100%	$36,539,846	100%	$6,729,723	18%

Our total revenues increased by $6,729,723, or 18%, from $36,539,846 for the year ended March 31, 2025 to $43,269,569 for the year ended March 31, 2026. The increase was primarily attributable to an $8,879,614, or 40%, increase in revenue from sales of electronic products, from $21,968,315 to $30,847,929, partially offset by a $2,149,891, or 15%, decrease in revenue from sales of software, from $14,571,531 to $12,421,640. The increase in sales of electronic products was driven by increased customer demand, expanded market penetration and several large projects gained during the year.

Cost of Revenues

The following table presents cost of revenue by revenue categories for the years ended March 31, 2026 and 2025, respectively:

	For the Years Ended March 31,
	2026		2025		Variance
Revenue Category	Amount	% of cost	Amount	% of cost	Amount	%
Electronic products	$27,229,379	80%	$19,560,393	73%	$7,668,986	39%
Software	$6,780,430	20%	$7,404,218	27%	$(623,788)	(8)%
Total cost	$34,009,809	100%	$26,964,611	100%	$7,045,198	26%

Our cost of revenues primarily includes material costs, direct labor costs and allocated overhead. Cost of revenues increased by $7,045,198, or 26%, from $26,964,611 for the year ended March 31, 2025 to $34,009,809 for the year ended March 31, 2026, primarily due to the increase in costs attributable to electronic products. Cost attributable to electronic products increased by $7,668,986, or 39%, while cost attributable to software decreased by $623,788, or 8%.

As a result of the foregoing, our gross profits were $9,259,760 and $9,575,235 for the years ended March 31, 2026 and 2025, respectively, while our gross margins were 21% and 26%, respectively. Our overall gross margin decreased by five percentage points, primarily due to a shift in revenue mix toward electronic products, which have a lower gross margin than software. Electronic products increased from 60% of total revenues in fiscal 2025 to 71% in fiscal 2026, while software decreased from 40% to 29%. In addition, the gross margin of software decreased from approximately 49% to 45%, partially offset by an increase in the gross margin of electronic products from approximately 11% to 12%.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2026 and 2025, respectively:

	For the Years Ended March 31,				Change
	2026	%	2025	%	Amount	%
Selling expenses	$1,088,455	7%	$782,523	12%	$305,932	39%
General and administrative expenses	7,185,009	45%	2,250,827	35%	4,934,182	219%
Research and development expenses	7,811,079	48%	3,462,715	53%	4,348,364	126%
Total operating expenses	$16,084,543	100%	$6,496,065	100%	$9,588,478	148%

Selling Expenses

Selling expenses increased by $305,932, or 39%, from $782,523 for the year ended March 31, 2025 to $1,088,455 for the year ended March 31, 2026.

The increase was primarily driven by higher advertising and promotional spending to support business growth, partially offset by a $151,510, or 32%, decrease in salary and welfare expenses.

General and Administrative Expenses

General and administrative expenses increased by $4,934,182, or 219%, from $2,250,827 for the year ended March 31, 2025 to $7,185,009 for the year ended March 31, 2026.

The increase was primarily attributable to newly incurred overseas marketing research and consultancy fees amounted to $2,259,167 for the overseas business expansion, which help us gain some overseas customers and new sales contracts in the subsequent period and the share-based compensation of $1,300,181 of 1,000,000 Class A Ordinary Shares to Lianyue Holding Limited, a company wholly owned by Mr. Yue Zhu, the Company’s Chief Executive Officer and Chairman of the Board and 600,000 Class B Ordinary Shares be issued to Patton Holding Group Limited, a company wholly owned by Mr. Dengyao Jia, a shareholder of the Company, each at par value, to compensate them for their contribution to the Company and also secure the service to our long term development.

Research and Development Expenses

Research and development expenses increased by $4,348,364, or 126%, from $3,462,715 for the year ended March 31, 2025 to $7,811,079 for the year ended March 31, 2026.

The increase was primarily attributable to a $4,017,098, or 141%, increase in third-party research and development service fees.

Other Income (Expense), net

We recorded total other expenses, net, of $137,420 for the year ended March 31, 2026, compared with total other income, net, of $78,790 for the year ended March 31, 2025. The change was primarily due to higher other expenses and interest expense, as well as the absence of the $60,622 disposal gain recognized in the prior year.

Benefit from Income Taxes

We recorded a benefit from income taxes of $1,311,824 for the year ended March 31, 2026, compared with a benefit from income taxes of $24,605 for the year ended March 31, 2025.

Net (Loss) Income

As a result of the factors described above, we recorded a net loss of $5,650,379 for the year ended March 31, 2026, compared with net income of $3,182,565 for the year ended March 31, 2025.

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

Cost of Revenues

The following table presents cost of revenue by revenue categories for the years ended March 31, 2025 and 2024, respectively:

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

The increase in salary and welfare of $320,975 or 222% was due to the increasing effort to promote the business in 2025 by hiring additional staff for sales department.

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

Other Income (Expense), net

Total net other income was $78,790 for the year ended March 31, 2025, compared with total net other expense of $55,413 for the year ended March 31, 2024. The increase was primarily due to the gain on disposal of a subsidiary of $60,622 recognized for the year ended March 31, 2025.

Benefit from (Provision for) Income Taxes

Benefit from income taxes were $24,605 for the year ended March 31, 2025. Provision for income taxes were $109,622 for the years ended March 31, 2024.

Net Income

As a result of the foregoing, we reported a net income of $3,182,565 for the year ended March 31, 2025, compared to a net income of $2,817,825 for the year ended March 31, 2024.

B. Liquidity and capital resources

Cash Flows and Working Capital

As of March 31, 2026, we had cash of $1,885,367 and working capital of $1,786,094, compared with cash of $108,745 and working capital of $4,406,872 as of March 31, 2025.

Substantially all of our operations are conducted in the PRC, and all of our revenues, the vast majority of our expenses and most of our cash balances are denominated in RMB. As of March 31, 2026, the majority of our cash was held in China.

Cash Flows for the Year Ended March 31, 2026, compared to the Year Ended March 31, 2025

The following table summarizes our cash flows for the years ended March 31, 2026 and 2025:

	For the Years Ended March 31
	2026	2025
Net cash used in operating activities	$(8,966,396)	$(1,474,574)
Net cash used in investing activities	(91,953)	(51,660)
Net cash provided by financing activities	10,791,527	1,436,725
Net increase (decrease) in cash and cash equivalents	1,733,178	(89,509)
Effect of foreign currency translation on cash and cash equivalents	$43,444	$(7,933)

Operating Activities

Net cash used in operating activities was $8,966,396 for the year ended March 31, 2026, compared with $1,474,574 for the year ended March 31, 2025. Cash used in operating activities for the year ended March 31, 2026 primarily reflected our net loss of $5,650,379, increases of $5,636,781 in prepayments, deposits and other receivables, $3,522,492 in long-term prepaid research and development service fees, $930,035 in amounts due from a shareholder and $177,887 in amounts due from related parties, and a $2,108,255 decrease in accounts payable. These cash outflows were partially offset by a $4,178,425 decrease in accounts receivable, a $3,728,303 increase in accrued expenses and other payables, and non-cash adjustments of $1,300,181 for share-based compensation and $1,389,992 for expected credit loss allowance. Cash used in operating activities for the year ended March 31, 2025 primarily reflected increases of $7,357,104 in accounts receivable, $1,726,074 in deposits and other receivables and $4,347,391 in prepayments, partially offset by net income of $3,182,565, a $7,050,519 increase in accounts payable and a non-cash expected credit loss allowance of $1,308,589.

Investing Activities

Net cash used in investing activities was $91,953 for the year ended March 31, 2026, consisting of $83,006 used to purchase property and equipment and $8,947 used to purchase intangible assets, compared with net cash used in investing activities of $51,660 for the year ended March 31, 2025, which consisted of $4,917 used to purchase property and equipment, $35,011 used to purchase intangible assets and $11,732 related to the disposal of a subsidiary.

Financing Activities

Net cash provided by financing activities was $10,791,527 for the year ended March 31, 2026, compared with $1,436,725 for the year ended March 31, 2025. Fiscal 2026 financing cash inflows included $6,251,839 of proceeds from short-term bank loans, $689,955 of proceeds from long-term bank loans and $7,028,258 of net proceeds from our initial public offering, partially offset by repayments of $2,154,350 of short-term bank loans, $342,423 of long-term bank loans, $205,812 of other long-term borrowings and $475,940 to shareholders. For the year ended March 31, 2025, we obtained short-term bank loans of $2,100,793, funds from shareholders of $562,247 and capital contribution from shareholders of $690,878, partly offset by repaying $1,755,742 to short-term bank loans.

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

Operating Activities

Net cash used in operating activities was $1,474,574 for the year ended March 31, 2025, compared with $2,075,626 for the year ended March 31, 2024. Cash used in operating activities for the year ended March 31, 2025 primarily reflected increases of $7,357,104 in accounts receivable, $1,726,074 in deposits and other receivables and $4,347,391 in prepayments, partially offset by net income of $3,182,565, a $7,050,519 increase in accounts payable and a non-cash expected credit loss allowance of $1,308,589. Cash used in operating activities for the year ended March 31, 2024 primarily reflected a $7,082,779 increase in accounts receivable, partially offset by a non-cash expected credit loss allowance of $1,118,634 and increases of $1,757,876 in accounts payable and $2,071,014 in accrued expenses and other payables.

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

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2026.

	Payment due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Contractual Obligations
Rental expense	$1,074,417	$478,603	$595,814	$—	$—
Short-term bank loans	6,319,223	6,319,223	—	—	—
Long-term bank loans	710,351	28,994	681,357	—	—
Other long-term borrowings	44,686	10,169	34,517	—	—
Total	$8,148,677	$6,836,989	$1,311,688	$—	$—

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

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of March 31, 2026.

Concentrations

(a) Customer concentrations

The following table sets forth information regarding each customer that was among the Company’s five largest customers by revenue in any of the years ended March 31, 2026, 2025 and 2024.

	For The Years Ended March 31,
	2026		2025		2024
Customer	Amount	% of Total	Amount	% of Total	Amount	% of Total
Customer A	$1,365,449	3.2%	$7,302,763	20.0%	$3,249,921	8.9%
Customer B	665,466	1.5%	5,122,292	14.0%	5,916,155	16.1%
Customer C	—	—	3,185,760	8.7%	—	—
Customer D	—	—	2,013,648	5.5%	—	—
Customer E	622,791	1.4%	1,570,496	4.3%	—	—
Customer F	—	—	—	—	4,677,343	12.8%
Customer G	—	—	357,598	1.0%	2,879,936	7.9%
Customer H	—	—	—	—	1,679,430	4.6%
Customer I	8,607,382	19.9%	—	—	—	—
Customer J	4,646,826	10.7%	—	—	—	—
Customer K	2,732,224	6.4%	—	—	—	—
Customer L	2,640,673	6.1%	—	—	—	—
Customer M	2,593,542	6.0%	—	—	—	—
Total	$23,874,353	55.2%	$19,552,557	53.5%	$18,402,785	50.3%

The following table sets forth information regarding each customer that was among the Company’s five largest customers by accounts receivable as of March 31, 2026 or March 31, 2025.

	March 31, 2026		March 31, 2025
Customer	Amount	% of Total	Amount	% of Total
Customer C	$—	—%	$3,061,529	16.0%
Customer D	—	—%	1,984,080	10.4%
Customer E	—	—%	1,764,786	9.2%
Customer N	—	—%	1,507,917	7.9%
Customer O	—	—%	1,254,796	6.6%
Customer P	3,140,903	21.0%	—	—
Customer I	2,233,002	14.9%	—	—
Customer K	1,839,158	12.3%	—	—
Customer Q	1,090,967	7.3%	—	—
Customer R	618,881	4.1%	—	—
Total	$8,922,911	59.6%	$9,573,108	50.1%

(b) Supplier concentrations

The following table sets forth information regarding each supplier that was among the Company’s five largest suppliers by purchases in any of the years ended March 31, 2026, 2025 and 2024.

	For The Years Ended March 31,
	2026		2025		2024
Supplier	Amount	% of Total	Amount	% of Total	Amount	% of Total
Supplier A	$1,141,800	3.4%	$3,814,108	14.1%	$4,750,572	16.6%
Supplier B	247,475	0.8%	3,464,892	12.9%	—	—
Supplier C	—	—	2,867,148	10.6%	—	—
Supplier D	—	—	1,820,598	6.8%	—	—
Supplier E	1,956,770	5.9%	1,261,080	4.7%	—	—
Supplier F	—	—	—	—	6,792,896	23.7%
Supplier G	—	—	—	—	2,748,777	9.6%
Supplier H	633,553	1.9%	1,003,452	3.7%	2,570,880	9.0%
Supplier I	—	—	—	—	1,682,340	5.9%
Supplier J	5,218,628	15.7%	—	—	—	—
Supplier K	4,844,401	14.5%	—	—	—	—
Supplier L	3,702,830	11.1%	—	—	—	—
Supplier M	2,167,185	6.5%	—	—	—	—
Supplier N	2,144,381	6.4%	—	—	—	—
Total	$22,057,023	66.2%	$14,231,278	52.8%	$18,545,465	64.8%

Contingencies

From time to time, we may become involved in actions, claims, suits and other proceedings arising in the ordinary course of our business. As of March 31, 2026 and through the issuance date of our consolidated financial statements, there were no pending or threatened claims or litigation against us.

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period, or the use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates to include the allowance for expected credit losses for accounts receivable, deposits and other receivables.

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

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. Management considers that the guidance does not have a significant impact on the disclosures set out in these consolidated financial statements.

In December 2023, FASB issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year to date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively. Management considers that the guidance does not have a significant impact on the disclosures set out in these consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general and administrative expenses, and is intended to improve disclosures about an entity’s expenses, including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. We are currently evaluating the impact of this update on our consolidated financial statements and related disclosures.

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

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326). ASU No. 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The guidance is effective for annual reporting periods beginning after December 15, 2025, including interim periods within those fiscal years with early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its condensed consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other - Internal-Use Software (Subtopic 350-40). ASU No. 2025-06 modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2027, including interim periods within those fiscal years with early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosures.

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

Name	Age	Position(s)
Yue Zhu	46	Chief Executive Officer and Chairman of the Board of Directors
Tracy Chui-Kam Ng	46	Chief Financial Officer
Chun Yu Leeds Chow	37	Independent Director
Yong Ling	52	Independent Director
Hoi Hin Wong	41	Independent Director

The following is a brief biography of each of our executive officers and directors:

Yue Zhu, Chief Executive Officer and Chairman.    Mr. Yue Zhu is our founder and has served as our Chief Executive Officer since December 12, 2023, Director since April 8, 2024 and Chairman since March 22, 2026. Mr. Zhu also has served as Executive Director of Shenzhen Sowell since its inception. Prior to founding Sowell, from October 2003 to June 2007, Mr. Zhu worked as a researcher in Shenzhen Vocational and Technical College, where his research focused on machine vision and image recognition algorithm. Mr. Zhu was recognized as a Shenzhen High-Level Professional in 2014 by Human Resources and Social Security Administration of Shenzhen Municipality, which is a recognition usually awarded to talents with outstanding innovation capability to contribute to development of Shenzhen City. Mr. Zhu received his degree in software engineering from Hefei University.

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

Hoi Hin Wong, Independent Director.    Mr. Wong is a legal professional with extensive experience in providing legal advisory services. Since January 2026, Mr. Wong has been a Partner at Commerce & Finance Law Offices, where he focuses on legal advisory work. From July 2021 to January 2026, Mr. Wong served as a Counsel at King & Wood Mallesons. Prior to that, he worked at King & Wood Mallesons as a Senior Associate from June 2018 to July 2021, and as an Associate from March 2017 to June 2018. Mr. Wong obtained a Bachelor of Laws degree from The University of Hong Kong and a Postgraduate Certificate in Laws from The University of Hong Kong.

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

B. Compensation

Executive Compensation

Compensation of Executive Officers

For the fiscal years ended March 31, 2026 and 2025, we paid an aggregate of $74,211 and $67,597, respectively, to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

Employment Agreements

We entered into a five-year employment agreement with Mr. Yue Zhu as CEO, effective as of December 12, 2023, and a one-year employment agreement with Ms. Tracy Chui-Kam Ng as CFO, effective as of December 12, 2023, which was renewed for one-year on December 12, 2024 and on December 12, 2025. Pursuant to their respective employment agreements, we agreed to pay to Mr. Yue Zhu a monthly salary of RMB20,000 (approximately $2,919), and to Ms. Tracy Chui-Kam Ng a monthly salary of HK$45,000 (approximately $5,763). Each executive has agreed at all times during the term of the employment and after its termination, to hold in the strictest confidence, and not to use, except for the benefit of the Company, or to disclose to any person, corporation or other entity without written consent of the Company, any confidential information. In addition, each executive officer has agreed to devote all time, care, attention, and best efforts to their duty in the Company, and to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for twelve (12) months following termination of the employment.

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

Director Compensation

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or otherwise in connection with the discharge of his or her duties as a director. Mr. Yue Zhu will not receive any additional remuneration for serving as directors of the Company other than remuneration paid to Mr. Yue Zhu as employee of the Company and Shenzhen Sowell. Each of the Mr. Chun Yu Leeds Chow, Mr. Yong Ling and Mr. Hoi Hin Wong is entitled to monthly cash compensation in the amount of $2,000, payable quarterly.

C. Board Practices

Composition of Board

Our Board of Directors consists of four (4) directors as of this Annual Report. Pursuant to our Amended and Restated Memorandum and Articles of Association, our officers will be elected by and serve at the discretion of the board.  Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our amended and restated memorandum and articles of association. Officers are elected by, and serve at the discretion of, the board of directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Mr. Chun Yu Leeds Chow, Mr. Yong Ling, and Mr. Hoi Hin Wong is “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

Our Audit Committee consists of Mr. Chun Yu Leeds Chow, Mr. Yong Ling, and Mr. Hoi Hin Wong. Mr. Chun Yu Leeds Chow serves as the chairman of our audit committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Mr. Chun Yu Leeds Chow qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

Our Compensation Committee consists of Mr. Chun Yu Leeds Chow, Mr. Yong Ling, and Mr. Hoi Hin Wong. Mr. Yong Ling serves as the chairman of our compensation committee serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

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

Our Nominating Committee consists of consists of Mr. Hoi Hin Wong, Mr. Chun Yu Leeds Chow, and Mr. Yong Ling. Mr. Hoi Hin Wong serves as the chairperson of our nominating and corporate governance committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

Corporate Governance

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may at our option choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards, including but not limited to:

●	Exemption from the requirement that a majority of our board of directors consists of independent directors.

●	Exemption from the requirement that our audit committee have a written charter addressing the audit committee’s responsibilities and authority as set forth in Nasdaq Rule 5605(c)(1).

●	Exemption from the requirement that our compensation committee have a written charter addressing the remuneration committee’s responsibilities and authority as set forth in Nasdaq Rule 5605(d).

●	Exemption from the requirement to have independent director oversight of director nominations and a formal written charter or board resolution addressing the nominations process as set forth in Nasdaq Rule 5605(e).

●	Exemption from the requirement that we have a code of conduct applicable to all directors, officers and employees and from any requirement that we have a code of conduct in compliance with Section 406 of the Sarbanes-Oxley Act of 2002.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans.

●	Exemption from the requirements governing the review and oversight of all “related party transactions,” as defined in Item 7.B of Form 20-F.

●	Exemption from the requirement that our board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).

●	Exemption from the requirement to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end as set forth in Nasdaq Rule 5620(a).

As of the date of this Annual Report, we have chosen to comply with below home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards:

●	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans, as set forth in Nasdaq Rule 5635.

●	Exemption from the requirement to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end as set forth in Nasdaq Rule 5620(a).

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

D. Employees

As of the date of this Annual Report, we had a total of 55 full-time employees. The following table sets forth the number of our full-time employees by function as of date of this Annual Report:

Function/Department	Number of Employees
Management	5
Research and Development	17
Sales and Marketing	13
Project Technology	6
General	5
Strategy	5
Finance	4
Total	55

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following tables set forth certain information with respect to the beneficial ownership of our Class A Ordinary Shares as of the date of this Annual Report, for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Class A Ordinary Shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

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

The percentages of beneficial ownership set forth in the table below are based on 3,250,000 Class A Ordinary Shares outstanding as of the date of this Annual Report.

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

Each Class B Ordinary Share is entitled to 100 votes per share and is convertible into one Class A Ordinary Share.

	Class A Ordinary Shares		Class B Ordinary Shares
Name and Address of Beneficial Owner	Shares	% of Total Voting Power	Shares	% of Total Voting Power
Directors and Named Executive Officers
Yue Zhu(1)	939,688	0.4%	2,550,000	97.69%
Tracy Chui-Kam Ng	-	-	-	-
Chun Yu Leeds Chow	-	-	-	-
Yong Ling	-	-	-	-
Hoi Hin Wong	-	-	-	-
All directors and executive officers as a group (five persons)	939,688	0.4%	2,550,000	97.69%

5% Beneficial Owner
Lianyue Holding Limited(1)	939,688	0.4%	150,000	97.69%

(1)	Lianyue Holding Limited is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Yue Zhu, who has the voting and dispositive power with respect to the shares owned by this entity. The address of Lianyue Holding Limited is Sea Meadow House, (P.O. Box 116), Road Town, Tortola, British Virgin Islands. All share numbers have been retroactively adjusted to reflect the 1-for-16 Share Consolidation.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See the section entitled “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Other Transactions with Related Parties

1) Related party balances

	Note	March 31, 2026	March 31, 2025	March 31, 2024
Due from related parties:
Mr. Hui Zhang	(a)	$5,268	$552	$—
Shenzhen Botan Technology Co., Ltd.	(b)	251,006	68,962	870,315
		256,274	69,514	870,315
Less: allowance for expected credit loss		—	—	(74,391)
Total		$256,274	$69,514	$795,924

Due from shareholders:
Mr. Yue Zhu	(c)	$1,369,876	$400,406	$—
Patton Holding Group Limited	(d)	1,425	1,189	—
Lianhe Holdings Group Limited	(d)	1,605	1,369	—
Lianyue Holding Group Limited	(d)	1,605	1,369	—
Hezhong Holding Limited	(d)	3,630	1,853	—
Pengxu Holdings Limited	(d)	1,425	1,189	—
Centralpower Digital Technology CO., LTD	(d)	3,495	1,853	—
Centraltec Intelligence Technology Co., LTD	(d)	1,920	1,369	—
Lianyu Holding Group Limited	(d)	3,315	1,853	—
Lianhe Digits Technology Holding CO., LTD	(d)	2,760	900	—
Alhambra Capital Limited	(d)	560	—	—
Less: allowance for expected credit loss		—	—	—
Total		$1,391,616	$413,350	$—

Due to related parties:
Mr. Hui Zhang	(a)	$8,954	$8,511	$8,554
Mr. Xin He	(i)	—	—	555
Mr. Chuanbo Zhu	(e)	174	166	167
Shenzhen Yuebo Automobile Maintenance Service Co., Ltd.	(j)	14,207	—	—
Lianhe Technology Co. Ltd.	(f)	—	11,251	—
Total		$23,335	$19,928	$9,276

Due to shareholders:
Mr. Yue Zhu	(c)	$—	$—	$60,816
Mr. Dengyao Jia	(g)	148,383	535,824	—
Lianhe Digits Technology Holding CO., LTD	(d)	8,730	—	—
Hainan Lianhe Enterprise Management Group Co., Ltd.	(h)	7,858	92,252	8,138
Total		$164,971	$628,076	$68,954

The amounts due from related parties and shareholders, and the amounts due to related parties and shareholders were unsecured, interest-free and repayable loans on demand.

2) Related party transactions

In addition to the transactions and balances detailed above, the Company had the following transactions with related parties:

	Note	March 31, 2026	March 31, 2025	March 31, 2024
Revenue from a related party
Shenzhen Botan Technology Co., Ltd.	(b)	$—	$—	$566,002

Director’s remuneration
Mr. Yue Zhu	(c)	$33,794	$33,258	$43,532

(a)	Mr. Hui Zhang is the legal representative of Taiyuan branch of Shenzhen Sowell.

(b)	Shenzhen Botan Technology Co., Ltd. is wholly owned by Mr. Chuanbo Zhu, the chief executive officer of Shenzhen Sowell Digital.

(c)	Mr. Yue Zhu is CEO director and a shareholder of the Company.

(d)	These companies are the shareholders of the Company.

(e)	Mr. Chuanbo Zhu is chief executive officer of Shenzhen Sowell Digital.

(f)	Lianhe Technology Co., Ltd. is controlled by Mr. Dengyao Jia, a shareholder of the Company.

(g)	Mr. Dengyao Jia, a shareholder of the Company and former executive director of the Company.

(h)	Hainan Lianhe Enterprise Management Group Co., Ltd. is a shareholder of the Company.

(i)	Mr. Xin He was a director of Wuxi Sowell. Mr. Xin He was no longer a related party to the Company due to the disposal of Wuxi Sowell from December 31, 2024.

(j)	Shenzhen Yuebo Automobile Maintenance Service Co., Ltd. is a subsidiary controlled by Shenzhen Botan Technology Co., Ltd.

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

Dividend Policy

The holders of our Class A Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Class A Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “LHSW”.

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulation—Regulations Relating to Foreign Exchange.”

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

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

United States Federal Income Taxation Considerations

The following does not address the tax consequences to any particular investor or to any person in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Shares; or

●	persons holding our Class A Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders (as defined below) that purchase Class A Ordinary Shares.

WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (as defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the U.S. in effect as of the date of this Annual Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

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

If a partnership (or other entities treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

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

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC (as defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the U.S. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent that the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in USD) for the share and your tax basis (in USD) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our initial public offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in our initial public offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in our initial public offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in our initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares (in the case of Class A Ordinary Shares obtained through the exercise of warrants, the holding period will include the holding period of the underlying warrants);

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock (but not our warrants) to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

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

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC (no such election is available to warrants). A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of) the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

Section 1014(a) of the Internal Revenue Code provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in Section 1291(e) of the Internal Revenue Code provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

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

Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable is $14,978,869 and $19,144,103 for the years ended March 31, 2026 and 2025, respectively.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Prepayments, deposits and other receivables

The Company assessed the impairment for its deposits and other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the allowance for impairment of prepayments and the allowance for expected credit loss of deposits and other receivables were $54,702 and $722,428, respectively, as of March 31, 2026, and the allowance for impairment of prepayments was nil and the allowance for expected credit loss of deposits and other receivables was $142,722 as of March 31, 2025.

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

The sensitivity analysis below has been determined by assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. The bank loan balance exposed to interest rate risk is $nil for the years ended March 31, 2026 and 2025.

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

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 4.A. History and Development of the Company” and “Item 10. Additional Information” for a description of the rights of securities holders.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, in relation to our initial public offering of 2,000,000 Class A Ordinary Shares (pre-share consolidation). The Class A Ordinary Shares were sold at an offering price of $4.00 per share, generating gross proceeds of approximately $8.0 million, and net proceeds of approximately $7.0 million. The registration statement relating to the IPO also covered the underwriters’ warrants and the Class A Ordinary Shares issuable upon the exercise thereof in the total amount of 60,000 Class A Ordinary Shares (pre-share consolidation).

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of March 31, 2026, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 (f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of March 31, 2026 using the criteria set forth in Internal Control-Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2026. In making this assessment, management considered the identified adjustments made during the preparation of the consolidated financial statements and concluded that such matters did not constitute material weaknesses in internal control over financial reporting.

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

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Chun Yu Leeds Chow qualifies as an “audit committee financial expert” as that term is defined in Item 16A(b) of Form 20-F, and is independent under the applicable independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the NASDAQ listing standards.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website: https://ir.cnsoftwell.com/.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by WWC, P.C., our former independent registered public accounting firm, and EliteCPA P.C., our current independent registered public accounting firm for the years ended March 31, 2026 and 2025, respectively:

	March 31, 2026	March 31, 2025
	USD	USD
Audit Fees(1)	$213,000	$138,000
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$213,000	$138,000

(1)	Upon the approval of the audit committee of the Board, the Company appointed EliteCPA P.C. as the independent registered public accounting firm. EliteCPA P.C. replaced WWC, P.C., the former independent registered public accounting firm of the Company, which the Company dismissed effective as of March 14, 2026. For the years ended March 31, 2026 and 2025, the Company paid audit fees to WWC, P.C. of $178,000 and $138,000, respectively. For the years ended March 31, 2026 and 2025, the Company paid audit fees to EliteCPA P.C. of $35,000 and nil, respectively.

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 14, 2026, the Company resolved not to reappoint WWC, P.C. and appointed EliteCPA P.C. as its independent registered public accounting firm, effective on the same day. The change of auditor was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make the change of auditor was not the result of any disagreement between the Company and WWC, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of WWC, P.C. on the consolidated financial statements of the Company as of and for the fiscal years ended March 31, 2025 and 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. Furthermore, during the Company’s two most recent fiscal years preceding the change of auditor, there were no disagreements as defined in Item 16F(a)(1)(iv) of Form 20-F with WWC, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to WWC, P.C.’s satisfaction, would have caused WWC, P.C. to make reference to the subject matter of a disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years preceding the change of auditor, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided WWC with a copy of the above disclosure and requested that WWC furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of WWC’s letter is filed hereto as Exhibit 16.1 to a Form 6-K filed with the SEC on March 18, 2026, which is incorporated by reference to this Annual Report.

During the two most recent fiscal years preceding the engagement of EliteCPA P.C., neither the Company, nor someone on behalf of the Company, has consulted EliteCPA P.C. regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that EliteCPA P.C. concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers and directors of the Company, all other employees of the Company and its subsidiaries, all secretaries and assistants supporting such directors, officers and employees, and consultants or advisors to the Company or its subsidiaries who have or may have access to Material Nonpublic Information (as defined below) regarding the Company and members of the immediate family or household of any such person (each, an “Insider”), and extends to all activities within and outside an individual’s duties in the Company.

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

ITEM 16K. CYBERSECURITY

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and have overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the Company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

Since the start of its latest completed fiscal year and up to the date of this Annual Report, the Company has not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Lianhe Sowell International Group Ltd, and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1	Third Amended and Restated Memorandum of Association adopted on May 28, 2026
2.1*	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 to Registration Statement on Form F-1 (File No. 333-279303) filed with the Securities and Exchange Commission on March 24, 2025)
2.2*	Representative’s Warrants (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed with the Securities and Exchange Commission on April 4, 2025)
2.3	Description of Securities
4.1*	Employment Agreement between Lianhe Sowell International Group Ltd and its CEO, Yue Zhu, dated December 12, 2023 (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1 (File No. 333-279303) filed with the Securities and Exchange Commission on March 24, 2025)
4.2*	Employment Agreement between Lianhe Sowell International Group Ltd and its CFO, Tracy Chui-Kam Ng dated December 12, 2024 (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1 (File No. 333-279303) filed with the Securities and Exchange Commission on March 24, 2025)
8.1	List of Subsidiaries
10.1*	Share Subscription Agreement dated April 7, 2026, by and among Lianhe Sowell International Group Ltd, Shenzhen Sowell Technology Development Co., Ltd and Lianyue Holding Limited (Incorporated by reference to Report on Form 6-K filed with the SEC on April 15, 2026.)
10.2*	Share Subscription Agreement dated June 30, 2026, by and among Lianhe Sowell International Group Ltd, Shenzhen Sowell Technology Development Co., Ltd and Lianyue Holding Limited (Incorporated by reference to Report on Form 6-K filed with the SEC on July 2, 2026.)
11.1*	Code of Conduct and Ethics (incorporated by reference to Exhibit 14.1 to Registration Statement on Form F-1 (File No. 333-279303) filed with the Securities and Exchange Commission on March 24, 2025)
11.2*	Insider Trading Policies (incorporation by reference to Exhibit 11.2 to Annual Report on Form 20-F for the fiscal year ended March 31, 2025 filed with the Securities and Exchange Commission on August 15, 2025)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1	Letter of WWC, P.C. to the U.S. Securities and Exchange Commission dated March 18, 2026 (incorporation by reference to Exhibit 16.1 to Report on Form 6-K filed with the Securities and Exchange Commission on March 18, 2026)
23.1	Consent of WWC, P.C., an independent registered public accounting firm.
97.1*	Clawback Policy (incorporation by reference to Exhibit 97.1 to Annual Report on Form 20-F for the fiscal year ended March 31, 2025 filed with the Securities and Exchange Commission on August 15, 2025)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed
**	Furnished with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Lianhe Sowell International Group Ltd

By:	/s/ Yue Zhu
Name:	Yue Zhu
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	August 13, 2026

LIANHE SOWELL INTERNATIONAL GROUP LTD

For the Years Ended March 31, 2026, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lianhe Sowell International Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lianhe Sowell International Group Ltd. and its subsidiaries (the “Company”) as of March 31, 2026, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended March 31, 2026, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year ended March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ EliteCPA P.C.

We have served as the Company’s auditor since 2026.

Piscataway, New Jersey

August 13, 2026

PCAOB: 7238

LIANHE SOWELL INTERNATIONAL GROUP LTD
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2026 and 2025

(Stated in US Dollars)

	As of March 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$1,885,367	$108,745
Accounts receivable, net	14,978,869	19,144,103
Prepayments, deposits and other receivables, net	8,130,460	3,321,253
Inventories, net	821,126	—
Amount due from related parties	256,274	69,514
Amount due from shareholders	1,391,616	413,350
Total current assets	27,463,712	23,056,965

Non-current assets:
Property and equipment, net	142,312	67,083
Intangible assets, net	46,110	42,321
Operating lease right-of-use asset (“ROU”), net	1,033,110	120,918
Prepayments	10,443,032	6,035,922
Deferred initial public offering (“IPO”) costs	—	921,217
Deferred tax assets	1,863,259	484,704
Total non-current assets	13,527,823	7,672,165

TOTAL ASSETS	$40,991,535	$30,729,130

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term bank loans	$6,319,223	$1,996,775
Current portion of long-term bank loan	28,994	47,247
Short-term other borrowing	10,169	55,121
Accounts payable	10,224,153	11,782,429
Accrued expenses and other payables	6,844,442	2,863,896
Income tax payable	653,719	631,419
Contract liabilities	959,003	500,246
Operating lease liability – current	478,603	123,645
Warranty provision	—	1,311
Amount due to related parties	23,335	19,928
Amount due to shareholders	164,971	628,076
Total current liabilities	25,706,612	18,650,093

Non-current liabilities:
Operating lease liability – non-current	595,814	—
Non-current portion of long-term bank loan	681,357	287,872
Long-term other borrowing	34,517	137,804
Total non-current liabilities	1,311,688	425,676

TOTAL LIABILITIES	$27,018,300	$19,075,769

LIANHE SOWELL INTERNATIONAL GROUP LTD
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2026 and 2025 — (Continued)

(Stated in US Dollars)

	As of March 31,
	2026	2025
Commitments and contingencies (Note 19)

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (par value $0.0016; 28,125,000 shares authorized, 3,250,000 and 3,125,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively) *	$5,200	$5,000
Class B Ordinary Shares (par value $0.0016; 3,125,000 shares authorized, 62,500 and no shares issued and outstanding as of March 31, 2026 and 2025, respectively) *	100	—
Share subscription receivables	(100)	—
Additional paid-in capital	11,815,475	4,374,056
Statutory reserve	297,656	297,656
Retained earnings	1,299,433	6,994,445
Accumulated other comprehensive income (loss)	453,085	(75,549)
Equity attributable to the shareholders of the Company	13,870,849	11,595,608

Non-controlling interests	102,386	57,753
Total shareholders’ equity	13,973,235	11,653,361

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$40,991,535	$30,729,130

*	All share numbers have been retroactively adjusted to reflect the 1-for-16 Share Consolidation, that became effective on June 22, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

LIANHE SOWELL INTERNATIONAL GROUP LTD
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

	For the years ended March 31,
	2026	2025	2024
Revenue from third parties	$43,269,569	$36,539,846	$36,032,665
Revenue from a related party	—	—	566,002
REVENUES	$43,269,569	$36,539,846	$36,598,667

COST OF REVENUES	(34,009,809)	(26,964,611)	(28,636,850)

GROSS PROFIT	9,259,760	9,575,235	7,961,817

OPERATING EXPENSES
Selling expenses	(1,088,455)	(782,523)	(322,961)
General and administrative expenses	(7,185,009)	(2,250,827)	(2,369,855)
Research and development expenses	(7,811,079)	(3,462,715)	(2,286,141)
Total operating expenses	(16,084,543)	(6,496,065)	(4,978,957)

OPERATING (LOSS) INCOME	(6,824,783)	3,079,170	2,982,860

OTHER INCOME (EXPENSE), NET
Interest income	471	270	696
Interest expense	(130,207)	(101,713)	(57,941)
Other income	255,929	166,936	203,461
Other expense	(263,613)	(47,325)	(201,629)
Disposal gain of a subsidiary	—	60,622	—
Total other (expense) income, net	(137,420)	78,790	(55,413)

(LOSS) INCOME BEFORE INCOME TAXES	(6,962,203)	3,157,960	2,927,447
Benefit from (provision for) income taxes	1,311,824	24,605	(109,622)
NET (LOSS) INCOME	(5,650,379)	3,182,565	2,817,825
Less: net income (loss) attributable to non-controlling interests	44,633	57,903	(89)
Net (loss) income attributable to shareholders of the Company	(5,695,012)	3,124,662	2,817,914

Other comprehensive income (loss)
Foreign currency translation adjustment	528,634	(69,002)	(187,115)
Total comprehensive (loss) income	(5,121,745)	3,113,563	2,630,710
Less: comprehensive income (loss) attributable to non-controlling interests	44,633	57,903	(89)
Comprehensive (loss) income attributable to shareholders of the Company	$(5,166,378)	$3,055,660	$2,630,799

Earnings (loss) per share – basic and diluted*	$(1.74)	$1.00	$0.90

Basic and diluted weighted average shares outstanding*	3,273,867	3,125,000	3,125,000

*	All share numbers have been retroactively adjusted to reflect the 1-for-16 Share Consolidation, that became effective on June 22, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

LIANHE SOWELL INTERNATIONAL GROUP LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

	Class A Ordinary Shares		Class B Ordinary Shares			Additional		Retained earnings	Accumulated other comprehensive	Equity attributable to	Non-
	Number of shares*	Ordinary shares	Number of shares*	Ordinary shares	Subscription Receivables	paid-in capital	Statutory Reserve	(Accumulated deficit)	income (loss)	the shareholders of the Company	controlling interests	Total
Balance at April 1, 2023	3,125,000	5,000	—	$—	$(5,000)	$1,718,080	—	$1,349,525	$180,568	$3,248,173	$(61)	$3,248,112

Net income	—	—	—	—	—	—	—	2,817,914	—	2,817,914	(89)	2,817,825
Appropriation of statutory reserve	—	—	—	—	—	—	159,109	(159,109)	—	—	—	—
Capital Contribution					—	1,970,098	—	—	—	1,970,098	—	1,970,098
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(187,115)	(187,115)	—	(187,115)
Balance at March 31, 2024	3,125,000	$5,000	—	$—	$(5,000)	$3,688,178	$159,109	$4,008,330	$(6,547)	$7,849,070	$(150)	$7,848,920

Net income	—	—	—	—	—	—	—	3,124,662	—	3,124,662	57,903	3,182,565
Appropriation of statutory reserve	—	—	—	—	—	—	138,547	(138,547)	—	—	—	—
Capital Contribution	—	—	—	—	5,000	685,878	—	—	—	690,878	—	690,878
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(69,002)	(69,002)	—	(69,002)
Balance at March 31, 2025	3,125,000	$5,000	—	$—	$—	$4,374,056	$297,656	$6,994,445	$(75,549)	$11,595,608	$57,753	$11,653,361

Net income	—	—	—	—	—	—	—	(5,695,012)	—	(5,695,012)	44,633	(5,650,379)
Issuance of ordinary shares upon IPO, net of offering cost	125,000	200	—	—	—	6,141,238	—	—	—	6,141,438	—	6,141,438
Share-based compensation	—	—	62,500	100	(100)	1,300,181	—	—	—	1,300,181	—	1,300,181
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	528,634	528,634	—	528,634
Balance at March 31, 2026	3,250,000	$5,200	62,500	$100	$(100)	$11,815,475	$297,656	$1,299,433	$453,085	$13,870,849	$102,386	$13,973,235

*	All share numbers have been retroactively adjusted to reflect the 1-for-16 Share Consolidation, that became effective on June 22, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

LIANHE SOWELL INTERNATIONAL GROUP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

	For the Years Ended March 31,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(5,650,379)	$3,182,565	$2,817,825
Adjustments to reconcile net income to cash used in operating activities:
Expected credit loss allowance	1,389,992	1,308,589	1,118,634
Depreciation of property and equipment	30,393	22,203	14,465
Amortization of intangible assets	7,405	4,024	2,755
Amortization of operating lease right-of-use asset	408,061	281,006	125,902
Impairment loss on prepayments	53,132	—	—
Impairment of inventories	179,045	—	132,444
Impairment of long-lived assets	35,017	—	—
Gain on disposal of a subsidiary	—	(60,622)	—
Share-based compensation	1,300,181	—	—
Changes in assets and liabilities
Accounts receivable	4,178,425	(7,357,104)	(7,082,779)
Prepayments, deposits and other receivables	(5,636,781)	(1,726,074)	(1,046,756)
Inventories	(976,595)
Deferred tax assets	(1,314,494)	(196,288)	(187,662)
Accounts payable	(2,108,255)	7,050,519	1,757,876
Operating lease liabilities	(370,726)	(281,682)	(122,460)
Income tax payable	(10,231)	179,026	289,890
Accrued expenses and other payables	3,728,303	384,468	2,071,014
Warranty provision	(1,340)	(25,155)	(26,750)
Contract liabilities	420,318	(288,656)	795,256
Prepayments	(3,522,492)	(4,347,391)	(2,088,867)
Advances to shareholders	(930,035)	(415,590)	—
Repayments from a shareholder	—	—	239,734
Advances to related parties	(177,888)	—	(875,797)
Repayment from related parties	—	800,893	—
Advances from related parties	2,548	10,695	—
Repayment to related parties	—	—	(10,350)
Net cash used in operating activities	(8,966,396)	(1,474,574)	(2,075,626)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(83,006)	(4,917)	(66,745)
Purchase of intangible assets	(8,947)	(35,011)	(5,381)
Disposal of a subsidiary	—	(11,732)	—
Net cash used in investing activities	(91,953)	(51,660)	(72,126)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment to long-term loan from related party	—	(185,969)	(91,308)
Repayment to long-term other borrowings	(205,812)	—	(159,973)
Proceeds from long-term other borrowings	—	194,005	—
Proceeds from short-term loan from a shareholder	—	—	187,246
Proceeds from short-term bank loans	6,251,839	2,100,793	1,841,745
Repayment of short-term bank loans	(2,154,350)	(1,755,742)	(725,536)
Repayment of long-term bank loans	(342,423)	(35,634)	(63,700)
Proceeds from long-term bank loans	689,955	83,145	291,470
Advances from shareholders	—	562,247	—
Repayment to shareholders	(475,940)	—	(926,771)
Proceeds from issuance of ordinary shares upon initial public offering, net of underwriting commissions, discounts and other offering costs of $949,205	7,028,258	—	—
Capital contribution from shareholders	—	690,878	1,970,098
Deferred IPO costs	—	(216,998)	(707,233)
Net cash provided by financing activities	10,791,527	1,436,725	1,616,038

Net increase (decrease) in cash and cash equivalents	1,733,178	(89,509)	(531,714)
Effect of foreign currency translation on cash and cash equivalents	43,444	(7,933)	(14,106)
Cash and cash equivalents at beginning of year	108,745	206,187	752,007
Cash and cash equivalents at end of year	$1,885,367	$108,745	$206,187

Supplemental cash flow information:
Income taxes paid	$12,901	$—	$13,230
Interest paid	$128,253	$100,563	$57,941
Listing fee paid	$—	$277,523	$659,606
Deferred IPO costs charged against additional paid-in capital	$909,557	$—	$—

Supplemental disclosure of non-cash activities:
Operating lease right-of-use asset obtained in exchange for operating lease liability	$415,561	$—	$497,325
Property and equipment acquired under installment financing arrangement secured by the related asset	$52,085	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

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

On December 1, 2023, the Company completed its reorganization of entities under the common control of the same group of shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization. Sowell Hangzhou wholly owned Shenzhen Sowell and other PRC operating entities, and all of these entities included in the Company are under common control, which results in the consolidation of PRC operating entities. This transaction has been accounted for as a reorganization of entities under common control. These audited consolidated financial statements have been prepared as if the reorganization had become effective at the beginning of the earliest period presented.

Disposal of a Subsidiary

On January 20, 2025, the Company transferred 100% of the equity interest it held in Wuxi Sowell Information Technology Company Limited (“Wuxi Sowell”) a former wholly-owned subsidiary of the Company to an unrelated individual person, Mr. Qigang Guo, and an unrelated company, Wuxi Qiwei Intelligence Equipment Co., Ltd. with the consideration of RMB2. The net liabilities of Wuxi Sowell were $60,622 (RMB437,466) as of January 20, 2025 and the Company generated disposal gain of a subsidiary of $60,622 (RMB437,468) for the year ended March 31, 2025.

As of the issuance date of the consolidated financial statements, the details of the Company’s subsidiaries are as follows:

Name of Entity	Incorporation Date	Place of incorporation	Ownership %	Principal activities
Lianhe Sowell International Holding Group Limited (“Sowell BVI”)	July 18, 2023	British Virgin Islands	100%	Investment holding
Lianhe Sowell International Group Limited (“Sowell HK”)	August 11, 2023	Hong Kong	100%	Investment holding
Lianhe Sowell International Holdings (Hangzhou) Co., Ltd (previously known as Lianhe Sowell Enterprise Management (Shanwei) Co., Ltd) (“Sowell Hangzhou”)	October 26, 2023	PRC	100%	Enterprise management
Shenzhen Sowell Technology Development Company Limited (“Shenzhen Sowell”)	April 6, 2007	PRC	100%	Trading of electronic products and software development
Lianhe Sowell International Holding (Shenzhen) Co., Ltd (“Sowell International”)	August 6, 2024	PRC	100%	Enterprise management
Hezhi Rongtong (Shenzhen) Technology Company Limited (“Hezhi Rongtong”)	August 13, 2021	PRC	51%	No business activities
Shenzhen Sowell Digital Energy Technology Company Limited (“Shenzhen Sowell Digital”)	October 15, 2021	PRC	80%	No business activities
Suzhou Sowell Vision Technology Company Limited (“Suzhou Sowell”)	August 24, 2022	PRC	100%	No business activities
Shenzhen Aiyin digital Technology Company Limited (“Shenzhen Aiyin”)	July 5, 2022	PRC	51%	No business activities
Anhui Lianhe Sowell Technology Co., Ltd (“Anhui Sowell”)	October 10, 2024	PRC	100%	No business activities
Lianhe Sowell Precision Machine (Hangzhou) Co., Ltd (“Sowell Precision Hangzhou”)	December 30, 2024	PRC	100%	Trading of painting robots
Lianhe Sowell Precise Machine (Shenzhen) Co., Ltd (“Sowell Precision Shenzhen”)	August 26, 2024	PRC	83%	Trading of painting robots

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 2 — GOING CONCERN

The Company has incurred recurring negative operating cash flows and has funded its operations primarily from share issuance. The Company had net losses of $5,650,379 for the year ended March 31, 2026 but generated net profit of $3,182,565 for the year ended March 31, 2025.

As of March 31, 2026, the Company has $1,885,368 of unrestricted cash. The Company will need to maintain its operating costs at a level through strict cost control and budget to ensure operating costs are minimized and will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its consolidated financial statements.

The Company believes that available cash, together with the efforts from aforementioned management plan and actions will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these consolidated financial statements. Based on management’s assessment, the Company concluded that substantial doubt about its ability to continue as a going concern has been alleviated for the twelve-month period following the issuance date of these consolidated financial statements.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Period-end: $: RMB exchange rate
March 31, 2026	6.8980
March 31, 2025	7.2567

Period average: $: RMB exchange rate
March 31, 2026	7.1019
March 31, 2025	7.2163
March 31, 2024	7.1671

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326). ASU No. 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The guidance is effective for annual reporting periods beginning after December 15, 2025, including interim periods within those fiscal years with early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its condensed consolidated financial statements and related disclosures.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other - Internal-Use Software (Subtopic 350-40). ASU No. 2025-06 modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2027, including interim periods within those fiscal years with early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosures.

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

Accounts Receivable, net

Accounts receivable include trade accounts due from customers. The credit terms given to customers are generally 90 days. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate, and makes allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The balance of allowance of March 31, 2026 and 2025, were $3,970,434 and $2,957,829, respectively.

Prepayments, Deposits and Other receivables, net

Prepayments, deposits and other receivables include advance payments or deposit payments made to vendors or service providers for future services that have not been provided and other receivables from third parties. Management reviews on a regular basis to determine if allowance for expected credit loss is adequate, and makes allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of March 31, 2026, the allowance for impairment of prepayments and the allowance for expected credit loss of deposits and other receivables were $54,702 and $722,428, respectively. As of March 31, 2025, the allowance for impairment of prepayments was nil and the allowance for expected credit loss of deposits and other receivables was $142,722.

Property and Equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 5%. The estimated useful lives of the property and equipment are as follows:

Motor vehicles	5 years
leasehold improvements	4.5 years
Electronic equipment	3 – 5 years

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

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of Long-lived Assets

For the long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows generated from the assets and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. The impairment losses on long-lived assets for the years ended March 31, 2026 and 2025 were $36,052 and $nil, respectively.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, and consulting fees related to the registration preparation.

In conjunction with the IPO, the Company issued to the underwriter Representative’s Warrants to purchase up to an aggregate of 60,000 Class A Ordinary Shares (pre-share consolidation) for no consideration. The aggregate grant-date fair value of the Representative’s Warrants was $168,266 as of April 4, 2025. The Representative’s Warrants were accounted for under ASC 718, and their grant-date fair value was included in the total IPO offering costs and recorded in additional paid-in capital upon completion of the IPO.

Total offering costs related to IPO were $168,266 consist of underwriting discount and commission, legal fee, underwriting fees, fair value of Representative’s Warrants and other costs incurred through the balance sheet date that were directly related to the IPO and were charged to additional-paid-in capital upon completion of the IPO.

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

As of March 31, 2026 and 2025, there were $1,033,110 and $120,918 operating lease ROU asset and $1,074,417 and $123,645 operating lease liability based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that the five year’s loan prime rate of PRC plus margin 0.05% was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 3.75%.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Upon delivery of the software, client acceptance is generally required. The Company assesses that provision of software product as one performance obligation therefore no allocation of the transaction price is required. Revenue from the sale of software products is recognized at a point in time when software product is delivered to customer’s designated location, at which the control over software products is transferred to the customer with written acceptance. The Company typically collect 10% to 40% prepayment upfront. Remaining accounts receivable will be collected by the Company according to credit period policy applicable to different customers. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 10 below.

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

Inventories, net

Inventories consist solely of finished goods held for sale in connection with the Company’s customer orders and projects. Inventories are stated at the lower of cost and net realizable value. Cost includes the purchase price and other costs incurred in bringing the inventories to their present location and condition. The carrying amount of inventories is recognized as cost of revenues when the related products are delivered and the corresponding revenue is recognized.

The Company periodically reviews inventories for excess quantities, obsolescence and declines in net realizable value. When the cost of inventories exceeds their net realizable value, the inventories are written down to net realizable value, and the write-down is recognized in cost of revenues. For the years ended March 31, 2026, 2025 and 2024, inventory write-downs were $209,277, nil and $132,444, respectively. For the years ended March 31, 2026, 2025 and 2024, inventory write-off were $30,232, nil and nil, respectively.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

The details of revenue, cost of revenue and gross margin for different revenue categories of the Company is as follows:

For the Year Ended March 31, 2026

Revenue category	Trading of electronic products	Software development	Total
Revenue	$30,847,929	$12,421,640	$43,269,569
Cost of revenue	27,229,379	6,780,430	34,009,809
Gross profit	$3,618,550	$5,641,210	$9,259,760
Gross margin	12%	45%	21%

For the Year Ended March 31, 2025

Revenue category	Trading of electronic products	Software development	Total
Revenue	$21,968,315	$14,571,531	$36,539,846
Cost of revenue	19,560,393	7,404,218	26,964,611
Gross profit	$2,407,922	$7,167,313	$9,575,235
Gross margin	11%	49%	26%

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For the Year Ended March 31, 2024

Revenue category	Trading of electronic products	Software development	Total
Revenue	$31,332,376	$5,266,291	$36,598,667
Cost of revenue	27,765,707	871,143	28,636,850
Gross profit	$3,566,669	$4,395,148	$7,961,817
Gross margin	11%	83%	22%

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

Government Grants

Government grants are recognized as other income, net, or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of operations and comprehensive (loss) income upon receipts as all conditions attached to the grants are fulfilled. Government grants included as other (expense) income, net in the consolidated statements of operations and comprehensive (loss) income amounted to $167,242, $135,137 and $16,743 for the years ended March 31, 2026, 2025 and 2024, respectively.

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

Warrant

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Share-based Compensation

The Company applies ASC 718, Compensation—Stock Compensation (‘‘ASC 718’’), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group’s share-based awards to employees were classified as equity awards. The Company measures the employee share-based compensation based on the fair value of the award at the grant date. The share-based compensation to the Company was $1,300,181, nil and nil for the years ended March 31, 2026, 2025 and 2024, respectively and included in general and administrative expenses in the consolidated statements of operations and comprehensive (loss) income.

Comprehensive (Loss) Income

The Company presents comprehensive (loss) income in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive (loss) income be reported in the consolidated financial statements. The components of comprehensive (loss) income were the net income for the years and the foreign currency translation adjustments.

(Loss) Earning Per Share

The Company computes (loss) earning per share (“EPS”) following ASC Topic 260, “Earnings per share.” Basic (loss) income per share is measured as the income available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended March 31, 2026, 2025 and 2024.

On June 22, 2026, the Company effected a 1-for-16 share consolidation (the “Share Consolidation”). All share and per-share data in these financial statements have been retroactively adjusted to reflect the Share Consolidation for all periods presented. The weighted average number of ordinary shares outstanding used in the computation of basic and diluted earnings per share has been adjusted to give effect to the Share Consolidation as if it had occurred at the beginning of the earliest period presented.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income that also is reported as consolidated net income on the consolidated statements of operations and comprehensive (loss) income, after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes functional expenses (i.e., general and administrative) at the consolidated level to manage the Company’s operations. Other segment items included total other (expense) income, net, and income tax expenses, which are reflected in the segment and consolidated net (loss) income.

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

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	March 31, 2026	March 31, 2025
Accounts receivable	$18,949,303	$22,101,932
Less: allowance for expected credit loss	(3,970,434)	(2,957,829)
	$14,978,869	$19,144,103

The movement of allowance for expected credit loss is as follow:

	March 31, 2026	March 31, 2025
Balance at beginning of the year	$2,957,829	$1,642,216
Provision	834,139	1,331,258
Exchange adjustment	178,466	(15,645)
Ending balance	$3,970,434	$2,957,829

As of and through July 31, 2026, the Company has received approximately $8.6 million in settlement of accounts receivable from its customers.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 5 — INVENTORIES, NET

Inventories consist of finished goods held for different sub-projects and customer orders, including robotics equipment sourced for a project with a Korean customer, for which the related revenue has not yet been recognized. The movement of inventories is as follows:

	March 31, 2026	March 31, 2025
Finished goods	$1,143,075	$130,809
Less: allowance for impairment inventories	(321,949)	(130,809)
Ending balance	$821,126	$—

Allowance for impaired inventories was as follows:

	March 31, 2026	March 31, 2025
Balance at beginning of the year	$130,809	$131,468
Provision	209,277	—
Written off	(30,232)
Exchange adjustment	12,095	(659)
Ending balance	$321,949	$130,809

NOTE 6 — PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES, NET

Prepayments, deposits and other receivables, net consist of the following:

	March 31, 2026	March 31, 2025
Prepayments of service fee	$136,822	$144,315
Prepaid research and development consulting fee	12,170,032	6,500,624
Prepayments of goods	2,856,550	1,664,247
Amount due from employees	106,169	950,459
Deposits	119,548	93,673
Third party receivables	3,331,487	—
Other receivables	630,014	146,579
Less: allowance for impairment of prepayments	(54,702)	—
Less: allowance for expected credit loss	(722,428)	(142,722)
Prepayments, deposits and other current receivables, net	18,573,492	9,357,175
Less: amounts classified as non-current assets	(10,443,032)	(6,035,922)
Amounts classified as current assets	$8,130,460	$3,321,253

The movement of allowance for expected credit loss is as follow:

	March 31, 2026	March 31, 2025
Balance at beginning of the year	$142,722	$91,707
Provision	555,853	51,763
Exchange adjustment	23,853	(748)
Ending balance	$722,428	$142,722

As of and through July 31, 2026, the Company had received approximately $1.1 million in settlement of third-party receivables.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	March 31, 2026	March 31, 2025
Motor vehicles	$133,950	$43,809
Leasehold improvements	44,850	—
Electronic equipment	92,851	79,992
At cost:	271,651	123,801
Less: Accumulated depreciation	(93,287)	(56,718)
Less: Accumulated impairment losses	(36,052)	—
Total	$142,312	$67,083

Depreciation expenses for the years ended March 31, 2026, 2025 and 2024 were $30,393, $22,203 and $14,465, respectively.

Impairment losses for the years ended March 31, 2026, 2025 and 2024 were $35,017, $nil and $nil, respectively.

NOTE 8 — INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	March 31, 2026	March 31, 2025
Patent	$58,893	$47,390
Copyright and trademark	7,529	6,992
At cost:	66,422	54,382
Less: Accumulated amortization	(20,312)	(12,061)
Total	$46,110	$42,321

Amortization expenses for the years ended March 31, 2026, 2025 and 2024 were $7,405, $4,024 and $2,755, respectively.

NOTE 9 — DEFERRED IPO COSTS

Deferred IPO costs consist of the following:

	March 31, 2026	March 31, 2025
Legal fees	$—	$424,100
Underwriting fees	—	125,937
Other professional advisors’ fees	—	371,180
	$—	$921,217

NOTE 10 — CONTRACT LIABILITIES

Contract liabilities represent the payment advance from customers. The movement of contract liabilities is as follows:

	March 31, 2026	March 31, 2025
Balance at beginning of the year	$500,246	$791,265
Additions	775,549	502,558
Recognized to revenue during the year	(355,230)	(791,214)
Exchange adjustment	38,438	(2,363)
Ending balance	$959,003	$500,246

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 11 — BANK LOANS

Bank loans consist of the following:

Provider	Loan period	Interest rate	March 31, 2026	March 31, 2025
Bank of Communications*	May 30, 2024 to May 30, 2025	4.13%	$—	$281,120
Ping’an Bank**	February 7, 2025 to February 6, 2026	4.50%	—	413,411
Industrial Bank*	November 13, 2024 to November 13, 2025	3.80%	—	358,290
China Resources Bank of Zhuhai Co., Ltd*	October 22, 2024 to October 22, 2025	4.26%	—	292,144
Bank of China*	December 6, 2024 to December 5, 2025	3.55%	—	168,038
Bank of China*	December 24, 2024 to December 23, 2025	3.55%	—	82,765
Shanghai Pudong Development Bank***	December 13, 2024 to December 13, 2025	3.20%	—	401,007
Bank of Communications**	May 21, 2025 to May 21, 2026	4.13%	295,738	—
Bank of Communications*	January 31, 2026 to January 30, 2027	3.60%	434,909	—
Industrial and Commercial Bank of China*	April 29, 2025 to April 30, 2026	3.40%	205,857	—
Industrial and Commercial Bank of China*	November 11, 2025 to November 11, 2026	3.50%	663,961	—
Bank of Shanghai*	June 27, 2025 to June 13, 2026	3.50%	369,672	—
Bank of Shanghai*	March 3, 2026 to February 4, 2027	3.50%	579,878	—
Shanghai Pudong Development Bank*	February 3, 2026 to February 3, 2027	3.05%	869,817	—
Agricultural Bank of China*	November 17, 2025 to November 16, 2026	2.50%	1,449,695	—
China Construction Bank**	November 14, 2025 to November 14, 2026	2.75%	724,848	—
China Everbright Bank*	March 11, 2026 to March 10, 2027	3.40%	724,848	—
Short-term bank loans			$6,319,223	$1,996,775

Shenzhen Qianhai WeBank Company Limited*	April 1, 2024 to March 16, 2026	13.77%	$28,994	$47,247
Current portion of long-term bank loans			$28,994	$47,247

China Construction Bank*	June 14, 2023 to June 14, 2026	4.05%	$—	$287,872
Bank of China*	November 20, 2025 to November 20, 2027	3.20%	681,357	—
Non-current portion of long-term bank loans			$681,357	$287,872

The weighted average interest rate for the short-term bank loans for the years ended March 31, 2026, 2025 and 2024 was approximately 3.14%, 3.96% and 4.33%, respectively. The weighted average interest rate for the long-term bank loans for the years ended March 31, 2026, 2025 and 2024 was approximately 3.63%, 5.42% and 4.05%, respectively. All the bank loans were denominated in RMB.

*	The loans were guaranteed by a shareholder.
**	The loan was unsecured.
***	The loan was guaranteed by a shareholder and a related party.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 12 — OTHER BORROWINGS

Other borrowings consist of the following:

Provider	Loan period	Interest rate	March 31, 2026	March 31, 2025
Yongxing Hu	December 16, 2024 to December 15, 2025	12.00%	—	55,121
Dongfeng Auto Finance Co., Ltd. *	May 21, 2025 to May 21, 2030	4.72%	10,169	—
Short-term other borrowing			$10,169	$55,121
Yongxing Hu	January 13, 2025 to July 13, 2026	12.40%	—	137,804
Dongfeng Auto Finance Co., Ltd. *	May 21, 2025 to May 21, 2030	4.72%	34,517	—
Long-term other borrowing			$34,517	$137,804

*	The loan was guaranteed by Ms. Huali Chen. The other borrowings were unsecured.

NOTE 13 — ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	March 31, 2026	March 31, 2025
Accrued expenses	$3,593,886	$534,987
Staff salaries and benefits payable	645,008	383,732
Value-added tax payable	2,595,187	1,941,066
Other taxes and surcharges payable	10,361	4,111
Total	$6,844,442	$2,863,896

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 14 — RELATED PARTY BALANCES AND TRANSACTIONS

	Note	March 31, 2026	March 31, 2025
Due from related parties:
Mr. Hui Zhang	(a)	$5,268	$552
Shenzhen Botan Technology Co., Ltd.	(b)	251,006	68,962
		256,274	69,514
Less: allowance for expected credit loss		—	—
Total		$256,274	$69,514

Due from shareholders:
Mr. Yue Zhu	(c)	$1,369,876	$400,406
Patton Holding Group Limited	(d)	1,425	1,189
Lianhe Holdings Group Limited	(d)	1,605	1,369
Lianyue Holding Group Limited	(d)	1,605	1,369
Hezhong Holding Limited	(d)	3,630	1,853
Pengxu Holdings Limited	(d)	1,425	1,189
Centralpower Digital Technology CO., LTD	(d)	3,495	1,853
Centraltec Intelligence Technology Co., LTD	(d)	1,920	1,369
Lianyu Holding Group Limited	(d)	3,315	1,853
Lianhe Digits Technology Holding CO., LTD	(d)	2,760	900
Alhambra Capital Limited	(d)	560	—
Less: allowance for expected credit loss		—	—
Total		$1,391,616	$413,350

Due to related parties:
Mr. Hui Zhang	(a)	$8,954	$8,511
Mr. Chuanbo Zhu	(e)	174	166
Shenzhen Yuebo Automobile Maintenance Service Co., Ltd.	(i)	14,207	—
Lianhe Technology Co. Ltd.	(f)	—	11,251
Total		$23,335	$19,928

Due to shareholders:
Mr. Dengyao Jia	(g)	$148,383	$535,824
Lianhe Digits Technology Holding CO., LTD	(d)	8,730	—
Hainan Lianhe Enterprise Management Group Co., Ltd.	(h)	7,858	92,252
Total		$164,971	$628,076

The amounts due from related parties and shareholders, and the amounts due to related parties and shareholders were unsecured, interest-free and repayable on demand.

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

	Note	March 31, 2026	March 31, 2025	March 31, 2024
Revenue from a related party
Shenzhen Botan Technology Co., Ltd.	(b)	$—	$—	$566,002

Director’s remuneration
Mr. Yue Zhu	(c)	$33,794	$33,258	$43,532

(a)	Mr. Hui Zhang is the legal representative of Taiyuan branch of Shenzhen Sowell.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 14 — RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

(b)	Shenzhen Botan Technology Co., Ltd. is wholly owned by Mr. Chuanbo Zhu, the chief executive officer of Shenzhen Sowell Digital.

(c)	Mr. Yue Zhu is CEO director and a shareholder of the Company.

(d)	These companies are the shareholders of the Company.

(e)	Mr. Chuanbo Zhu is chief executive officer of Shenzhen Sowell Digital.

(f)	Lianhe Technology Co., Ltd. is controlled by Mr. Dengyao Jia, a shareholder of the Company.

(g)	Mr. Dengyao Jia, a shareholder and former executive director of the Company.

(h)	Hainan Lianhe Enterprise Management Group Co., Ltd. is a shareholder of the Company.

(i)	Shenzhen Yuebo Automobile Maintenance Service Co., Ltd. is a subsidiary controlled by Shenzhen Botan Technology Co., Ltd.

NOTE 15 — LEASE

The Company has various operating leases for office and manufacturing space. The lease agreement does not specify an explicit interest rate and the interest rate implicit in the lease is not readily determinable. The Company’s management believes that the five year’s loan prime rate of PRC plus margin 0.05% was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 3.75%.

As of March 31, 2026 and 2025, the right-of-use asset totaled $1,033,110 and $120,918, respectively.

As of March 31, 2026 and 2025, lease liability consists of the following:

	March 31, 2026	March 31, 2025
Lease liability – current portion	$478,603	$123,645
Lease liability – non-current portion	595,814	—
Total	$1,074,417	$123,645

The following table represents the lease cost as of the periods indicated.

	March 31, 2026	March 31, 2025	March 31, 2024
Amortization of operating lease right of use assets	$408,061	$281,006	$125,902
Interest on lease liabilities	35,690	10,883	9,485
Short term lease expenses	16,146	73,437	73,941
Total	$459,897	$365,326	$209,328

The following table represents the maturity of lease liabilities as of March 31, 2026.

Operating Leases
2027	510,740
2028	281,834
2029	135,046
2030	140,861
2031	70,430
Total lease payments	1,138,911
Less: interest	(64,494)
Present value of lease liabilities	$1,074,417

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 15 — LEASE (cont.)

Other lease information is as follow:

Lease Term and Discount Rate	March 31, 2026	March 31, 2025	March 31, 2024
Weighted-average remaining lease term – operating leases	2.97 years	0.42 years	1.42 years
Weighted-average discount rate – operating leases	3.75%	4.25%	4.25%

The following table represents the minimum cash lease payments included in the measurement of lease liabilities for the periods presented.

	March 31, 2026	March 31, 2025	March 31, 2024
Cash paid for amounts included in the measurement of lease liabilities:
Cash outflows for operating leases	$415,561	$293,516	$131,945

NOTE 16 — EMPLOYEE BENEFIT PLAN

The PRC

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Company incurred for the plan amounted to $208,650, $128,351 and $107,255 for the years ended March 31, 2026, 2025 and 2024, respectively.

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

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 17 — INCOME TAXES (cont.)

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

Under the EIT law of the PRC, the Company can enjoy a 100%, 100% and 100% additional deduction for eligible Research and development (“R&D”) expenses for the years ended March 31, 2026, 2025 and 2024, respectively.

Income tax consists of the followings:

	March 31, 2026	March 31, 2025	March 31, 2024
Current income taxes	$2,670	$171,683	$297,284
Deferred income taxes	(1,314,494)	(196,288)	(187,662)
(Benefit from) provision for income taxes	$(1,311,824)	$(24,605)	$109,622

The following table provides the reconciliation of the differences between the statutory and effective tax expenses for the years ended March 31, 2026, 2025 and 2024:

	March 31, 2026	March 31, 2025	March 31, 2024
Income before income taxes	$(6,962,203)	$3,157,960	$2,927,447
Cayman Islands statutory income tax rate	0%	0%	0%
Income taxes computed at Cayman Islands statutory income tax rate	—	—	—

PRC statutory income tax rate	25%	25%	25%
Income tax computed at statutory income tax rate	(1,740,551)	789,490	731,862
Tax effect on additional deductible expense	(1,219,173)	(521,082)	(345,014)
Tax effect on non-deductible expense	1,514,504	33,721	20,496
Tax effect on preferential tax rates	133,396	(326,734)	(297,722)
(Benefit from) provision for income taxes	$(1,311,824)	$(24,605)	$109,622

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 17 — INCOME TAXES (cont.)

The following table reconciles the statutory rate to the Company’s effective tax rate for the year ended March 31, 2026, 2025 and 2024:

	March 31, 2026	March 31, 2025	March 31, 2024
Cayman Islands statutory income tax rate	0%	0%	0%
PRC statutory income tax rate	25.0%	25.0%	25.0%
Tax effect on additional deductible expense	17.5%	(16.6)%	(11.8)%
Tax effect on non-deductible expense	(21.8)%	1.1%	0.7%
Tax effect on preferential tax rates	(1.9)%	(10.3)%	(10.2)%
Effective income tax rate	18.8%	(0.8)%	3.7%

The significant components of deferred tax assets are as follows:

	March 31, 2026	March 31, 2025
Allowance for expected credit loss	$684,837	$465,083
Net operating loss carry forwards	1,156,253	—
ROU/lease liability	6,196	—
Impairment for inventories	15,973	19,621
Valuation allowance	—	—
Deferred tax assets	$1,863,259	$484,704

Management evaluates deferred tax assets on a quarterly basis to determine whether it is more likely than not that such assets will be realized. Based on management’s assessment of available positive and negative evidence, including expected future taxable income, management concluded that no valuation allowance was required for the deferred tax assets as of March 31, 2026.

The movement of deferred tax assets is as follows:

	March 31, 2026	March 31, 2025	March 31, 2024
Balance at beginning of the year	$484,704	$290,967	$110,064
Charged to income – operating loss	1,123,056	—	—
Credited to income – allowance for expected credit loss	189,955	196,288	167,795
Credited to income/(loss) – ROU/lease liability	6,018	—	—
Credited to (loss)/income – impairment for inventories	(4,535)	—	19,867
Exchange adjustment	64,061	(2,551)	(6,759)
Ending balance	$1,863,259	$484,704	$290,967

NOTE 18 — SHAREHOLDERS’ EQUITY

Unless otherwise stated, the share information related to historical transactions described in this note is presented based on the actual number of shares issued at the date of such transactions. The share and per-share data presented in the consolidated financial statements have been retrospectively adjusted to reflect the Share Consolidation described below.

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

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 18 — SHAREHOLDERS’ EQUITY (cont.)

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

The Company has undergone several re-organization transactions for the sake of seeking a listing of its Class A Ordinary Shares on a national exchange in the United States. On December 12, 2023, as a result of the completion of the reorganization transactions, 15,000,000 Class A Ordinary Shares of the Company were issued in the name of Lianhe Holding Group Limited (“Lianhe Holding”), equivalent to 30.0% of the Company outstanding ordinary shares. Lianhe Holding is a wholly-owned subsidiary of Hainan Lianhe, accordingly, Hainan Lianhe is the beneficial owner of the 15,000,000 Class A Ordinary Shares of the Company.

Completion of IPO

On April 4, 2025, the Company consummated the Offering of 2,000,000 Class A Ordinary Shares at a price to the public of $4.00 per share. The aggregate gross proceeds from the Offering amounted to $8,000,000, prior to deducting underwriting discounts, commissions and offering-related expenses. Upon the completion of the Offering, 52,000,000 Class A Ordinary Shares were issued and outstanding. Net proceeds received by the Company from its IPO were approximately $7.0 million. The Shares were previously approved for listing on the Nasdaq Stock and commenced trading under the ticker symbol “LHSW” on April 4, 2025.

Representative’s Warrants

On April 4, 2025, the Company entered into an underwriting agreement with R.F. Lafferty & Co., Inc. (the “Representative”). The Company issued to the Representative warrants (the “Representative’s Warrants”) to purchase up to an aggregate of 60,000 Class A Ordinary Shares on a pre-Share Consolidation basis, equivalent to 3,750 Class A Ordinary Shares after giving retroactive effect to the 1-for-16 Share Consolidation, at an exercise price of $4.80 per share on a pre-Share Consolidation basis, equivalent to $76.80 per share on a post-Share Consolidation basis. The Representative’s Warrants became exercisable on October 4, 2025.

The issuance of the Representative’s Warrants is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, share-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Representative’s Warrants are required to be recorded as a component of additional paid-in capital at the time of issuance and subsequent changes in fair value are not recognized as long as the Representative’s Warrants continue to be classified as equity. None of the Representative’s Warrants were exercised as of March 31, 2026.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 18 — SHAREHOLDERS’ EQUITY (cont.)

The aggregate grant-date fair value of the Representative’s Warrants was $168,266 as of April 4, 2025. The fair value of the Representative’s Warrants was determined using the Binomial Tree Pricing Model and the following assumptions:

April 4, 2025
Share price	$46.72
Risk free interest rate	3.73%
Expected life (years)	5
Expected volatility	189.81%

The following table summarizes the Company’s activities and status of the Representative’s Warrants:

	Number of Warrant	Weighted Average Exercise Price	Weighted Average Remaining Term (Years)
Outstanding as of March 31, 2025	—	—	—
Exercised	3,750	$76.8	5.0
Forfeited or expired	—	—	—
Outstanding as of March 31, 2026	3,750	$76.8	4.5

Approval of Dual-Class Share Structure

On November 7, 2025, the Company’s board of directors and shareholders approved the adoption of a dual-class share structure, pursuant to which the Company’s ordinary shares were redesignated into Class A Ordinary Shares and Class B Ordinary Shares, par value of $0.0001 per share, respectively. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to 100 votes per share. The Class B Ordinary Shares are convertible into Class A Ordinary Shares on a one-for-one basis at the option of the holder. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are otherwise identical, except for voting and conversion rights. The Company’s amended and restated memorandum and articles of association reflecting the dual-class share structure became effective on November 7, 2025.

As a result of this redesignation, all 52,000,000 issued and outstanding ordinary shares were reclassified as Class A Ordinary Shares. The remaining authorized but unissued ordinary shares of the Company, par value of $0.0001 per share, be re-designated and re-classified into (i) 398,000,000 Class A Ordinary Shares on a one for one basis and (ii) 50,000,000 Class B Ordinary Shares of the Company, par value of $0.0001 per share, with 100 votes per share on a one for one basis.

400,000 Class B Ordinary Shares be issued to Lianyue Holding Limited, a company wholly owned by Mr. Yue Zhu, the Company’s Chief Executive Officer and Chairman of the Board and 600,000 Class B Ordinary Shares be issued to Patton Holding Group Limited, a company wholly owned by Mr. Dengyao Jia, a shareholder of the Company, each at par value.

The issuance of Class B Ordinary Shares to Lianyue Holding Limited and Patton Holding Group Limited was accounted for as share-based compensation under ASC Topic 718, Share-Based Compensation, as the recipients are entities controlled by the Company’s directors. The Company determined the grant-date fair value of the Class B Ordinary Shares issued and recognized the related share-based compensation expense during the year ended March 31, 2026.

Shareholder Approval of Share Consolidation

On May 29, 2026, the Company’s board of directors and shareholders approved a first share consolidation (the “Share Consolidation”), pursuant to which every sixteen Class A Ordinary Shares with a par value of $0.0001 each were consolidated into one Class A Ordinary Share with a par value of $0.0016 each, and every sixteen Class B Ordinary Shares with a par value of $0.0001 each were consolidated into one Class B Ordinary Share with a par value of $0.0016 each; and amended the Company’s authorized share capital from $50,000, divided into 28,125,000 Class A Ordinary Shares with a par value of $0.0016 each and 3,125,000 Class B Ordinary Shares with a par value of $0.0016 each and increased the share capital from $50,000 to $80,000,000 divided into 45,000,000,000 Class A Ordinary Shares with a par value of US$0.0016 each and 5,000,000,000 Class B Ordinary Shares with a par value of US$0.0016 each.

The Share Consolidation became effective on June 22, 2026. As a result of the Share Consolidation, every 16 shares of the Company’s issued and outstanding Class A and Class B Ordinary Shares were automatically converted into one share of Class A and Class B Ordinary Shares, with $0.0016 par value per share. All share and per-share data in these financial statements, including the number of shares authorized, issued and outstanding, weighted average shares, and earnings per share, have been retroactively adjusted to reflect the Share Consolidation for all periods presented, as if the Share Consolidation had occurred at the beginning of the earliest period presented.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 19 — COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2026 and through the issuance date of these consolidated financial statements.

NOTE 20 — CONCENTRATIONS OF RISKS

(a) Customer concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s revenue for the years ended March 31, 2026, 2025 and 2024.

	For The Years Ended March 31,
	2026		2025		2024
Customer	Amount	% of Total	Amount	% of Total	Amount	% of Total
Customer A	$1,365,449	3.2%	$7,302,763	20.0%	$3,249,921	8.9%
Customer B	665,466	1.5%	5,122,292	14.0%	5,916,155	16.1%
Customer C	—	—	3,185,760	8.7%	—	—
Customer D	—	—	2,013,648	5.5%	—	—
Customer E	622,791	1.4%	1,570,496	4.3%	—	—
Customer F	—	—	—	—	4,677,343	12.8%
Customer G	—	—	357,598	1.0%	2,879,936	7.9%
Customer H	—	—	—	—	1,679,430	4.6%
Customer I	8,607,382	19.9%	—	—	—	—
Customer J	4,646,826	10.7%	—	—	—	—
Customer K	2,732,224	6.4%	—	—	—	—
Customer L	2,640,673	6.1%	—	—	—	—
Customer M	2,593,542	6.0%	—	—	—	—
Total	$23,874,353	55.2%	$19,552,557	53.5%	$18,402,785	50.3%

The following table sets forth information as to each customer that accounted for top 5 of the Company’s accounts receivable for the years ended March 31, 2026 and 2025.

	March 31, 2026		March 31, 2025
Customer	Amount	% of Total	Amount	% of Total
Customer C	$—	—%	$3,061,529	16.0%
Customer D	—	—%	1,984,080	10.4%
Customer E	—	—%	1,764,786	9.2%
Customer N	—	—%	1,507,917	7.9%
Customer O	—	—%	1,254,796	6.6%
Customer P	3,140,903	21.0%	—	—
Customer I	2,233,002	14.9%	—	—
Customer K	1,839,158	12.3%	—	—
Customer Q	1,090,967	7.3%	—	—
Customer R	618,881	4.1%	—	—
Total	$8,922,911	59.6%	$9,573,108	50.1%

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 20 — CONCENTRATIONS OF RISKS (cont.)

(b) Supplier concentrations

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s purchase for the years ended March 31, 2026, 2025 and 2024.

	For The Years Ended March 31,
	2026		2025		2024
Supplier	Amount	% of Total	Amount	% of Total	Amount	% of Total
Supplier A	$1,141,800	3.4%	$3,814,108	14.1%	$4,750,572	16.6%
Supplier B	247,475	0.8%	3,464,892	12.9%	—	—
Supplier C	—	—	2,867,148	10.6%	—	—
Supplier D	—	—	1,820,598	6.8%	—	—
Supplier E	1,956,770	5.9%	1,261,080	4.7%	—	—
Supplier F	—	—	—	—	6,792,896	23.7%
Supplier G	—	—	—	—	2,748,777	9.6%
Supplier H	633,553	1.9%	1,003,452	3.7%	2,570,880	9.0%
Supplier I	—	—	—	—	1,682,340	5.9%
Supplier J	5,218,628	15.7%	—	—	—	—
Supplier K	4,844,401	14.5%	—	—	—	—
Supplier L	3,702,830	11.1%	—	—	—	—
Supplier M	2,167,185	6.5%	—	—	—	—
Supplier N	2,144,381	6.4%	—	—	—	—
Total	$22,057,023	66.2%	$14,231,278	52.8%	$18,545,465	64.8%

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

Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable is $14,978,869 and $19,144,103 as of March 31, 2026 and 2025, respectively.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 21 — RISKS (cont.)

Prepayments, deposit and other receivables

The Company recognizes an allowance for impairment of prepayments and expected credit losses on deposits and other receivables. Expected credit losses are estimated based on the aging of the respective balances, historical collection experience, debtor-specific credit risk factors, current economic conditions and reasonable and supportable forecasts. Balances for which specific credit risks have been identified are assessed individually. Based on the assessment performed by the Company, as of March 31, 2026, the allowance for impairment of prepayments and the allowance for expected credit loss of deposits and other receivables were $54,702 and $722,428, respectively. As of March 31, 2025, the allowance for impairment of prepayments was nil and the allowance for expected credit loss of deposits and other receivables was $142,722.

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

The Company did not have any exposure to interest rate risk for the years ended March 31, 2026 and 2025 as the Company’s bank loans and other borrowings were at fixed interest rate, and loan from a shareholder was interest-free.

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

NOTE 22 — SEGMENT REPORTING

The following table presents the significant revenue and expense categories in the Company’s single operating segment:

	March 31, 2026	March 31, 2025	March 31, 2024
Revenue	$43,269,569	$36,539,846	$36,598,667
Cost of sales	(34,009,809)	(26,964,611)	(28,636,850)
Selling and marketing expenses	(1,088,455)	(782,523)	(322,961)
General and administrative expenses	(7,185,009)	(2,250,827)	(2,369,855)
Research and development expenses	(7,811,079)	(3,462,715)	(2,286,141)
Other income (expenses), net	(137,420)	78,790	(55,413)
Benefit from (provision for) income taxes	1,311,824	24,605	(109,622)
NET (LOSS) INCOME	$(5,650,379)	$3,182,565	$2,817,825

LIANHE SOWELL INTERNATIONAL GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

NOTE 23 — SUBSEQUENT EVENTS

The Company evaluates all events and transactions that occur from March 31, 2026 through August 13, 2026. There is no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements except for the ones disclosed.

Share Subscription by Controlling Shareholder

On April 7, 2026, the Company entered into a share subscription agreement (the “Subscription Agreement”) with Lianyue Holding Limited, a company wholly owned by Mr. Yue Zhu, the Company’s Chief Executive Officer and Chairman of the Board. Pursuant to the Subscription Agreement, Lianyue Holding Limited subscribed for 2,000,000 Class B Ordinary Shares at a price of $0.167 per share, for an aggregate subscription amount of approximately $334,000. The transaction closed on April 9, 2026. Immediately following the closing of the transaction, Mr. Yue Zhu, through Lianyue Holding Limited, beneficially owned 15,035,000 Class A Ordinary Shares and 2,400,000 Class B Ordinary Shares, representing approximately 72.45% of the aggregate voting power of the Company’s outstanding ordinary shares. The Company’s existing acting-in-concert arrangement was terminated in connection with this transaction. The proceeds from the subscription will be used for general corporate purposes.

Shareholder Approval of Share Consolidation

On May 29, 2026, the Company’s board of directors and shareholders approved a first share consolidation, pursuant to which every sixteen Class A Ordinary Shares with a par value of $0.0001 each were consolidated into one Class A Ordinary Share with a par value of $0.0016 each, and every sixteen Class B Ordinary Shares with a par value of $0.0001 each were consolidated into one Class B Ordinary Share with a par value of $0.0016 each; and amended the Company’s authorized share capital from $50,000, divided into 28,125,000 Class A Ordinary Shares with a par value of $0.0016 each and 3,125,000 Class B Ordinary Shares with a par value of $0.0016 each and increased the share capital from $50,000 to $80,000,000 divided into 45,000,000,000 Class A Ordinary Shares with a par value of US$0.0016 each and 5,000,000,000 Class B Ordinary Shares with a par value of US$0.0016 each.

The Share Consolidation became effective on June 22, 2026.

July 2026 Private Placement

On June 30, 2026, the Company entered into a share subscription agreement with Lianyue Holding Limited, a British Virgin Islands company, which is wholly owned by the Company’s Chief Executive Officer and Chairman of the board of directors, Yue Zhu. Pursuant to the subscription agreement, Mr. Zhu agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Mr. Zhu, an aggregate of 2,400,000 Class B Ordinary Shares of the Company, par value US$0.0016 per share, for a purchase price of US$0.165 per share, representing the average pre-consolidation closing price, as reported on Nasdaq.com, of the Class A Ordinary Shares of the Company, par value US$0.0016 each, for 75% of the five (5) trading days immediately preceding the date on which the Board approved the transaction. The gross proceeds from this offering were $396,000. The 2,400,000 Class B Ordinary Shares were issued in accordance with Regulation S under the Securities Act of 1933, as amended. Prior to this transaction, Mr. Zhu beneficially owned 150,000 Class B Ordinary Shares, in addition to the 939,688 Class A Ordinary Shares.

The transaction contemplated by the Subscription Agreement was closed on July 1, 2026. The entry into the agreement and the consummation of the transaction contemplated thereby have been approved and ratified by the Company’s audit committee of the Board on July 1, 2026.

Immediately following the closing of the transaction contemplated by the subscription agreement, Yue Zhu, through Lianyue Holding Limited, beneficially owns 939,688 Class A Ordinary Shares and 2,550,000 Class B Ordinary Shares (consisting of 150,000 Class B Ordinary Shares previously held by Mr. Zhu and the 2,400,000 Class B Ordinary Shares issued in July 2026), representing approximately 97.69% of the aggregate voting power of the Company’s outstanding ordinary shares.